

Banco Itaú Holding Financeira S.A.











**Management Discussion & Analysis and
Complete Financial Statements**
December 2006

Contents

Please note that information on the 3rd quarter presented in this report has been recalculated to include BKB.

The pro forma reports of Itaucred include 100% of FAI - Financeira Americanas Itaú.

Tables in this report state figures in millions. However, changes have been calculated using unit figures.

Readers should be aware that future expectations arising from this analysis must consider risks and uncertainties surrounding all activities and beyond the control of the conglomerate companies (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial desintermediation, competitive pressure on products and prices, and changes in the tax legislation).

Executive Summary

Highlights - Managerial Criteria

R$ Million (except where indicated)

Statements of Income	4th Q./06	3rd Q./06	2006	2005
Net Income - Parent Company	1,280	71	4,309	5,251
Recurring Net Income	1,628	1,592	6,195	5,443
Managerial Financial Margin (1)	4,747	4,328	16,958	13,272
Income per Share (R$)				
Consolidated Net Income per share (2)	1.08	0.06	3.79	4.67
Consolidated Recurring Net Income per share (2)	1.38	1.39	5.44	4.84
Number of Outstanding Shares - in thousands	1,197,218	1,176,556	1,197,218	1,104,009
Book Value per share	19.68	18.44	19.68	14.09
Dividends/JCP net of taxes (3) (R$ Million)	702	391	1,923	1,585
Dividends/JCP net of taxes (3) per share	0.59	0.33	1.61	1.44
Market Capitalization (4) (R$ Million)	92,270	76,453	92,270	61,935
Market Capitalization (4) (US$ Million)	43,157	35,164	43,157	26,460
Performance Ratios (%)				
Return on Average Equity - Annualized (5)	22.6%	1.4%	22.7%	35.3%
Recurring Return on Average Equity Annualized (5)	28.8%	32.5%	32.6%	36.6%
Return on Average Assets Annualized	2.5%	0.1%	2.4%	3.6%
Recurring Return on Average Assets Annualized	3.1%	3.4%	3.4%	3.8%
Solvency Ratio (BIS Ratio)	17.2%	16.8%	17.2%	17.0%
Annualized Net Interest Margin	12.3%	13.1%	12.8%	12.6%
Provision for Loan Losses/ Nonperforming Loans	168%	169%	168%	192%
Efficiency Ratio	47.4%	49.9%	47.6%	50.3%

Balance Sheet	Dec 31, 06	Sep 30, 06	Dec 31, 05
Total Assets	209,691	206,935	152,435
Credit Operations	*84,148*	*80,179*	*60,636*
Sureties, Endorsements and Guarantees	*9,500* 93,648	*9,690* 89,869	*7,121* 67,756
Total Deposits	61,173	55,425	50,520
Stockholders' Equity of Parent Company	23,564	21,693	15,560
Relevant Data			
Assets Under Management	179,808	176,865	120,287
Employees (Units)	59,921	58,885	51,036
Active Customers (Million)	12.9	12.6	12.5
Products/Customer (Units)	5.1	5.1	5.1
Branches (Units) (6)	2,603	2,511	2,391
CSBs (Units)	780	768	783
Automated Teller Machines (Units)	23,096	22,748	22,023
Taií Branches (Units)	834	766	648

The increase in capital during the fourth quarter of 2006 relates to the acquisition of BankBoston operations in Chile and Uruguay, effected in stock pursuant to the issuance of Itaú shares. The recurring net income does not include neither BKB Chile and Uruguay or synergies related to BKB Brazil operations.

(1) See page 4 for details.
(2) Calculation consider the average number of outstanding shares.
(3) JCP– Interest on Capital. Amounts paid/provisioned (Note 15 - bII of Financial Statements).
(4) Computed based on the average quotation of the last trading day of the period. Includes the shares related to the acquisition of BKB Chile and Uruguay.
(5) Return On Average Equity – Annualized (ROE) was computed by dividing the Parent Company Net income by the Parent Company Average Stockholders' Equity. The quotient of this division was multiplied by the number of the periods in the year to derive the annualized ROE ratio. As of Dec/06, the effects of the acquisition of BKB Chile and Uruguay on the Parent Company Stockholders' Equity were not taken into account.
(6) Includes 100 Personnalité branches at 12/31/06, 99 at 09/30/06 and 93 at 12/31/05.

Main Market Shares - Dec/2006

Asset Management	16.7%
Automobile Finance (*)	22.0%
CPMF Collections	18.3%
Credit Cards	24.3%
Total Deposits (*) (**)	12.1%
Insurance Premiums (*)	8.8%
Private Pension Plans (*)	18.3%

(*) As of September 2006. Sources: Bacen, Susep, Anbid, Abel, Internal Revenue Secretary and Abecs. The market share of Insurance Premiums does not include Health Insurance. VGBL product is included in private pension plans.
(**) Include Securities Repurchase Agreements - Own Issue.

Macroeconomic Indexes

	Dec 31, 06	Sep 30, 06	Dec 31, 05
EMBI Brazil Risk	195	233	305
CDI (In the Quarter)	3.1%	3.5%	4.3%
Exchange Rate (Var. in the Quarter)	-1.7%	0.5%	5.3%
Exchange Rate (Quotation in R$)	2.1380	2.1742	2.3407
IGPM (In the Quarter)	1.5%	0.8%	1.0%
Savings (TR + 6% p.y.)	2.0%	2.1%	2.1%

Managerial Statement of Income

Our consolidated results were impacted by the amortization of goodwill on the acquisition of BKB, in addition to a number of non-recurring events. For comparison purposes, the analyses in this report do not take such effects into account. The table below shows the impacts on net income.

R$ Million

	Net Income	
	4thQ./06	3rd Q./06
Net Income	**1,280**	**71**
Effects of BKB Acquisition	**408**	**1,764**
BKB Brazil result from 05/01/06 to 09/30/06	-	(145)
Adjustments to the criteria of Itaú Holding (*)	-	194
Amortization of goodwill on Brazil BKB acquisition	-	1,715
Amortization of goodwill on Chile and Uruguay BKB acquisition	468	-
BKB result from 05/01/06 to 12/31/06 - Chile and Uruguay	(67)	-
Others Adjustments	7	-
Net Income without BKB	**1,687**	**1,835**
Financial Margin from Banking Operations	**160**	**(240)**
Securities available for sale	-	(109)
Reversal of additional provision for securities	-	(119)
Hedge of BKB positions	-	(12)
Renegotiations x conditional discounts (**)	160	
Result from Loan Losses	**(108)**	**-**
Renegotiations x conditional discounts (**)	(108)	-
Non-Interest Expenses	**66**	**-**
Amortization of goodwill (***)	66	-
Non-operating Income	**(178)**	**(46)**
Capital gain on XL operation	-	(46)
Result from Credicard brand sale	(178)	-
Total - Non Recurring Effects	**(60)**	**(286)**
BKB Brazil Result from 07/01/06 to 09/30/06	**-**	**43**
Recurring Net Income	**1,628**	**1,592**

The 2006 result presented in this report includes the result from May to December of BKB Brazil

(*) Refers essentially to adjustment to standardize credit risk ratings of each client, either in Itaú or in BKB, using always the worst risk level.
(**) Some loans transactions renegotiations provide to the client discounts on timely payments. On the fourth quarter, we start to consider all loan renegotiation operations net of these discounts, adjusting the balance of these operations. Consequently, the net income decreased R$52 millions , impacting, net of taxes, R$160 millions in the managerial financial margin and R$108 millions in the expenses for provisions for loan losses, as shown in the table above.
(***) Refers basically to Shoptime, Previtec and Delle Holding.

IN THE THIRD QUARTER OF 2006, WE CHOSE TO STATE NET INCOME FOR THE PERIOD WITHOUT TAKING INTO ACCOUNT THE CONTRIBUTION FROM BANKBOSTON OPERATIONS, SO AS TO ALLOW FOR THE COMPARISON AND ANALYSIS WITH RESPECT TO THE SECOND QUARTER OF THE YEAR.
IN THIS REPORT, THE NET INCOME FOR THE FOURTH QUARTER OF 2006 COMPARED TO THE PRIOR QUARTER CONSIDERS THE BALANCES OF ASSETS AND LIABILITIES, AS WELL AS INCOME AND EXPENSES ARISING FROM BANKBOSTON, AS THE OPERATION HAS BEEN FULLY MERGED.

The Management Discussion and Analysis Report is based on the Managerial Income Statement derived from reclassifications made to the income statement per books. For details of such reclassifications, please refer to the reports for the period from June 2005 to March 2006.

The table below states the management's determination of the managerial financial margin of the exchange risk of investments abroad.

During the last quarter of the year, the *real* appreciated by 1.7% against the U.S. dollar, while in the prior quarter the *real* depreciated by 0.5%.

The *real* depreciated by 2.3% and appreciated by 0.4% against the euro in the fourth and third quarters of 2006, respectively.

Managerial Financial Margin from Management of Foreign Exchange Risk on the Investments Abroad

R$ Million

	4th Quarter/06				3rd Quarter/06			
	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	5,998				6,030			
Exchange Variation on Investments Abroad (B)		(70)		(70)		13		13
Effect of exchange risk management of investment abroad (C) = (D) + (E)		313	(116)	197		196	(73)	123
Assets Position in DI (D)	5,998	202	(75)	127	6,030	217	(81)	137
Liabilities Position in Foreign Currency (E)	(9,531)	111	(41)	70	(9,582)	(21)	8	(13)
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		**243**	**(116)**	**127**		**209**	**(73)**	**137**

Managerial Statement of Income

Managerial Adjustments Carried Out:
Adjustment 1: Distribution of the Foreign Exchange Variation of the Investments Abroad.
Adjustment 2: Tax Effect of the Hedge of the Investments Abroad.

R$ Million

4th Quarter/06	Banco Itaú Holding					
	Accounting	BKB Impacts	Non-reccuring effects	Managerial Adjustments		Managerial
				Adjustment 1	Adjustment 2	
Managerial Financial Margin	**4,638**	**-**	**254**	**(28)**	**(116)**	**4,747**
• Banking Operations	3,937	-	254	-	-	4,191
• Treasury	429	-	-	-	-	429
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	272	-	-	(28)	(116)	127
Result from Loan Losses	**(1,311)**	**-**	**(164)**	**0**	**-**	**(1,475)**
Provision for Loan and Lease Losses	(1,614)	-	(164)	0	-	(1,778)
Recovery of Credits Written Off as Losses	303	-	-	-	-	303
Net Result from Financial Operations	**3,327**	**-**	**90**	**(28)**	**(116)**	**3,273**
Other Operating Income/(Expenses)	**(1,043)**	**-**	**61**	**2**	**15**	**(965)**
Banking Service Fees	2,455	-	-	1	-	2,456
Result from Operations of Insurance, Capitalization and Pension	313	-	-	-	-	313
Non-Interest Expenses	(3,440)	-	73	(4)	-	(3,371)
Tax Expenses for ISS, PIS and Cofins	(524)	-	(12)	-	15	(521)
Equity in the Earnings of Associated Companies	59	-	-	(12)	-	47
Other Operating Income	93	-	-	17	-	110
Operating Income	**2,284**	**-**	**151**	**(26)**	**(102)**	**2,307**
Non-Operating Income	297	-	(270)	0	-	28
Income before Tax and Profit Sharing	**2,581**	**-**	**(118)**	**(26)**	**(102)**	**2,335**
Income Tax and Social Contribution	**(666)**	**-**	**58**	**2**	**102**	**(504)**
Profit Sharing	**(211)**	**-**	**-**	**-**	**-**	**(211)**
Minority Interests	**(16)**	**-**	**-**	**24**	**-**	**7**
BKB Chile and Uruguay - acquisition impact	**(408)**	**408**	**-**	**-**	**-**	**-**
Managerial Net Income	**1,280**	**408**	**(60)**	**-**	**-**	**1,628**

Managerial Financial Margin of the Foreign Exchange Risk of the Investments Abroad reconciliation (table on the preceding page); R$272 million - R$28 million = R$243 million.

R$ Million

3rd Quarter/06	Banco Itaú Holding					
	Accounting	BKB Impacts	Non-reccuring effects	Managerial Adjustments		Managerial
				Adjustment 1	Adjustment 2	
Managerial Financial Margin	**4,361**	**380**	**(367)**	**27**	**(73)**	**4,328**
• Banking Operations	4,029	380	(367)	-	-	4,043
• Treasury	149	0	-	-	-	149
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	183	0	-	27	(73)	137
Result from Loan Losses	**(1,254)**	**(96)**	**-**	**0**	**-**	**(1,350)**
Provision for Loan and Lease Losses	(1,509)	(101)	-	0	-	(1,611)
Recovery of Credits Written Off as Losses	255	5	-	-	-	261
Net Result from Financial Operations	**3,107**	**284**	**(367)**	**27**	**(73)**	**2,978**
Other Operating Income/(Expenses)	**(811)**	**(209)**	**3**	**(25)**	**9**	**(1,032)**
Banking Service Fees	2,135	152	-	(1)	-	2,286
Result from Operations of Insurance, Capitalization and Pension	296	(0)	-	-	-	296
Non-Interest Expenses	(2,878)	(360)	0	(8)	-	(3,246)
Tax Expenses for ISS, PIS and Cofins	(422)	(29)	3	-	9	(438)
Equity in the Earnings of Associated Companies	36	0	-	2	-	38
Other Operating Income	21	28	-	(17)	-	32
Operating Income	**2,295**	**76**	**(363)**	**2**	**(64)**	**1,946**
Non-Operating Income	56	2	(44)	(0)	-	14
Income before Tax and Profit Sharing	**2,351**	**78**	**(407)**	**2**	**(64)**	**1,960**
Income Tax and Social Contribution	**(326)**	**(30)**	**121**	**(0)**	**64**	**(172)**
Profit Sharing	**(175)**	**(5)**	**-**	**-**	**-**	**(180)**
Minority Interests	**(15)**	**0**	**-**	**(2)**	**-**	**(17)**
BKB Brazil - acquisition impact	**(1,764)**	**1,764**	**-**	**-**	**-**	**-**
Managerial Net Income	**71**	**1,807**	**(286)**	**-**	**-**	**1,592**

Managerial Financial Margin of the Foreign Exchange Risk of the Investments Abroad reconciliation (table on the preceding page); R$183 million + R$27 million = R$209 million.

Executive Summary

Fourth Quarter of 2006

Net Income and Annualized Return on Average Equity



1,030
1,283
1,383
1,352
1,425
1,397
1,579
1,592
1,628
1,280
30.0
35.9
37.3
35.7
37.0
34.7
37.0
32.5
28.8
22.6
4Q/04 1Q/05 2Q/05 3Q/05 4Q/05 1Q/06 2Q/06 3Q/06 4Q/06
Recurring ROE Annualized (%)
Recurring Net Income Without BKB Amortization of goodwill Impact (R$ Million)
Net income and ROE including BKB Effects

Our consolidated net income reached R$1,280 million in the fourth quarter of 2006. However, disregarding the non-recurrent effect in the result as demonstrated in page 4 of this report, we reached a recurrent consolidated net income of R$1,628 million in the last quarter of the year, that corresponds to an increase of 2.3% as compared with the recurrent net income of the previous quarter.

The parent company stockholders' equity added up to R$23,564 million at the end of the period, taking into account the issue of Itaú common shares approved by the Extraordinary General Meeting, intended for the acquisition of BankBoston operations in Chile and Uruguay. The annualized return on average equity stood at 28.8% in the fourth quarter of 2006.

At December 31, 2006, total assets totaled R$209,691 million, corresponding to a 1.3% increase compared to the prior quarter. Annualized return on total average assets reached 3.1% in the last quarter of the year.

Credit Operations (*)



R$ Billion
Dec/06 13.7 79.9 93.6
Sep/06 14.3 75.6 89.9
Jun/06 11.1 63.7 74.8
Mar/06 11.4 60.7 72.0
Dec/05 10.6 57.1 67.8
Sep/05 9.6 52.0 61.6
Jun/05 10.4 48.2 58.6
Mar/05 11.7 45.3 57.0
Dec/04 11.6 41.7 53.3
Foreign Currency
Local Currency

(*) Includes endorsements and sureties.

R$ Million

	With BKB		Variation	Without BKB		Variation	Var. w/BKB
	Dec 31, 06	Sep 30, 06	Dec-Sep	Dec 31, 06	Dec 31, 05	Dec-Dec	Dec-Dec
Individuals	40,487	37,571	7.8%	39,159	28,471	37.5%	42.2%
Credit Card	9,188	7,976	15.2%	8,697	7,216	20.5%	27.3%
Personal Loans	13,284	13,829	-3.9%	12,448	10,320	20.6%	28.7%
Vehicles	18,014	15,766	14.3%	18,014	10,936	64.7%	64.7%
Businesses Loans	47,263	46,558	1.5%	40,264	34,744	15.9%	36.0%
Corporate	26,816	26,796	0.1%	24,616	21,960	12.1%	22.1%
Small and middle market	20,446	19,762	3.5%	15,648	12,784	22.4%	59.9%
Directed Loans	5,898	5,740	2.8%	5,074	4,541	11.7%	29.9%
Total	93,648	89,869	4.2%	84,497	67,756	24.7%	38.2%

Our loan portfolio, including endorsements and sureties, totaled R$93,648 million at December 31, 2006, up 4.2% from the prior quarter. The increase in the balance of vehicle financing transactions remained as the most significant feature of the portfolio. Additionally, during the period credit card transactions grew noticeably, in connection with the seasonal increase usage of credit cards as payment means in the last months of the year. The balance of personal credit transactions was slightly reduced as a result not only of the adoption of a more restrict credit policy and as customers apply their 13th month salary, to amortize their borrowings under the Overdraft Facility product, but also as the adjust in the criteria of credit operations renegotiations.

Transactions with micro, small and mid-sized companies, in the business portfolio, should be highlighted for their significant growth pace. The balance of transactions with large corporations remained virtually unaltered from the prior quarter.

Managerial Financial Margin



R$ Million
3,396 2,986 3,305 3,331 3,650 3,828 4,054 4,328 4,747
2,843 2,605 2,956 3,104 3,351 3,383 3,738 4,043 4,191
4Q/04 1Q/05 2Q/05 3Q/05 4Q/05 1Q/06 2Q/06 3Q/06 4Q/06
Banking Operations
Treasury
Management of Foreign Exchange Risk from Investments Abroad

During the fourth quarter of 2006, the managerial financial margin rose by 9.7% compared to the prior period, chiefly due to the financial margin of treasury, which obtained better results on fixed-rate positions, in addition to gains abroad on derivative instruments used to manage interest rate gaps. The managerial financial margin of banking transactions also increased on account of the expansion in the balance of the loan and financing portfolio, simultaneously with a change in the mix of products and customers, to counter the impact of the swift decline in interests rates in the interbank market (CDI) – which went down from 14.0% to 12.5% per year in the last quarter of 2006 – on transactions sensitive to such change (see page 13 for details).

NPL Ratio*- Individuals x Businesses



	Jun/06	Sep/06	Dec/06
Individuals	8.1%	8.3%	8.1%
Total	5.1%	5.2%	5.3%
Businesses	1.6%	2.1%	2.2%

■ Total ■ Businesses ■ Individuals

(*) Nonperforming Loans: Loan transactions overdue more than 60 days.

Our nonperforming loan ratio remained virtually unaltered at 5.3%, compared to 5.2% in the prior quarter, evidencing a stabilization trend. On the other hand, the increase in the allowance for loan losses is primarily attributable to the expansion in the credit portfolio and the evolution of nonperforming loans in the Itaucred segment, as well as the reassessment of risk ratings in the Itaú BBA segment. Furthermore, transactions with retail account holders required lower allowances, as a result of credit policies implemented by us over the past few months, intended to favor transactions with a better risk profile. The increased expense associated with credit risk was partially offset by enhanced efforts to renegotiate and recover transactions previously written-off as losses.

Banking Service Fees
R$ Million



	R$ Million
4Q/06	2,456
3Q/06	2,286
2Q/06	2,234
1Q/06	2,121
4Q/05	2,121
3Q/05	1,971
2Q/05	1,852
1Q/05	1,794
4Q/04	1,799

During the fourth quarter of 2006, revenues from banking service fees were positively impacted by the growing volume of credit transactions, in particular vehicle financing and leasing, as well as installment sale transactions, which generate revenues tied to the credit assessment and approval processes. It should also be noted that credit card revenues grew due to the seasonal increase in the usage of this product during the holiday season. A further driver of the expansion was the delayed receipt of fees from services rendered to Social Security Institute (INSS).

Non Interest Expenses
R$ Million



	R$ Million
4Q/04	2,491
1Q/05	2,371
2Q/05	2,573
3Q/05	2,606
4Q/05	2,909
1Q/06	2,779
2Q/06	2,949
3Q/06	3,246
4Q/06	3,371

During the quarter, costs remained under strict control, in spite of the nominal growth in non-interest expenses. Our focus on productivity led the efficiency ratio to improve quarter-on-quarter to reach 47.4%, 2.5 percentage points better than the prior quarter figure. Non-interest expenses were also impacted by the recognition of expenses relating to third-party services, consultant fees for corporate reorganization processes, data processing and telecommunication expenses, associated with equipment rental and maintenance, and CPMF tax expenses arising from the effect of corporate internal reorganization and the payment of dividends and interest on capital.

Efficiency Ratio (%) (*)



	%
4Q/06	47.4%
3Q/06	49.9%
2Q/06	45.7%
1Q/06	47.2%
4Q/05	50.1%
3Q/05	50.5%
2Q/05	50.8%
1Q/05	49.8%
4Q/04	48.0%

(*) The criteria for calculating the efficiency ratio are detailed on page 18.

Unrealized Profit/(Loss)
R$ Million



	R$ Million
Dec/06	1,966
Sep/06	1,956
Jun/06	2,252
Mar/06	2,535
Dec/05	1,934
Sep/05	2,066
Jun/05	2,106
Mar/05	2,263
Dec/04	2,371

Unrealized income/(loss) in the income statement remained virtually stable quarter-on-quarter. During the quarter, fixed-rate securities available for sale and held to maturity appreciated, as a result of the environment of declining interest rates. Such increase, however, was offset by the devaluation of pre-fixed funds obtained via securitization of draft orders abroad and subordinated debt, driven by the reduction in the country risk. In the last quarter of 2006, the balance of the provision in excess of the minimum required to cover doubtful loans remained stable at R$1,700 million. It should be pointed out that this provision is not taken into account to determine unrealized income/(loss).

Executive Summary

Consolidated Pro Forma Balance Sheet

R$ Million

ASSETS	Dec 31, 06	Sep 30, 06	Dec 31, 05	Variation dec/06-sep/06	Variation dec/06-dec/05
Current and Long Term Assets	**205,106**	**203,484**	**149,560**	**1,621**	**55,546**
Cash and Cash Equivalents	3,391	3,555	2,085	(164)	1,307
Short Term Interbank Deposits	31,409	29,637	22,877	1,772	8,532
Securities and Derivative Financial Instruments	46,236	42,648	33,098	3,588	13,137
Interbank and Interbranch Accounts	15,577	15,195	13,707	383	1,870
Loans, Leasing Operations and Other Credits	84,148	80,179	60,636	3,969	23,513
(Allowance for Loan Losses)	(7,431)	(7,052)	(4,107)	(378)	(3,324)
Other Assets	31,775	39,323	21,265	(7,548)	10,510
Foreign Exchange Portfolio	12,872	21,771	7,707	(8,899)	5,165
Others	18,903	17,552	13,558	1,350	5,345
Permanent Assets	**4,585**	**3,450**	**2,875**	**1,135**	**1,710**
Investments	2,010	971	749	1,039	1,261
Fixed Assets	2,086	2,028	1,854	58	233
Deferred Changes	489	451	272	37	217
TOTAL ASSETS	**209,691**	**206,935**	**152,435**	**2,756**	**57,256**

R$ Million

LIABILITIES	Dec 31, 06	Sep 30, 06	Dec 31, 05	Variation dec/06-sep/06	Variation dec/06-dec/05
Current and Long Term Liabilities	**184,751**	**183,898**	**135,681**	**853**	**49,070**
Deposits	61,173	55,425	50,520	5,747	10,653
Demand Deposits	19,097	13,757	12,689	5,340	6,408
Savings Account	22,912	20,900	19,783	2,012	3,129
Interbank Deposits	2,167	880	646	1,287	1,521
Time Deposits	16,997	19,889	17,402	(2,892)	(405)
Deposits Received under Securities Repurchase Agreements	39,345	35,076	22,031	4,269	17,314
Funds from Acceptances and Issue of Securities	7,541	7,568	4,961	(27)	2,581
Interbank and Interbranch Accounts	2,175	5,023	1,043	(2,848)	1,132
Borrowings and On-lendings	10,517	11,598	9,156	(1,081)	1,361
Derivative Financial Instruments	2,246	2,361	2,388	(115)	(142)
Technical Provisions for Insurance, Pension Plans and Cap.	19,036	17,534	14,640	1,503	4,397
Other Liabilities	42,717	49,314	30,942	(6,597)	11,775
Foreign Exchange Portfolio	13,124	21,941	7,828	(8,818)	5,296
Subordinated Debt	4,566	4,547	4,584	19	(18)
Others	25,027	22,825	18,530	2,202	6,497
Deferred Income	**81**	**79**	**71**	**2**	**10**
Minority Interest in subsidiaries	**1,295**	**1,265**	**1,124**	**30**	**171**
Stockholders' Equity of Parent Company	**23,564**	**21,693**	**15,560**	**1,871**	**8,005**
TOTAL LIABILITIES	**209,691**	**206,935**	**152,435**	**2,756**	**57,256**
Deposits	61,173	55,425	50,520	5,747	10,653
Assets under Management	179,808	176,865	120,287	2,943	59,521
Total Deposits + Assets under Management	240,981	232,291	170,807	8,691	70,175

Executive Summary

Consolidated Pro Forma Statement of Income

R$ Million

	4th Q./06	3rd Q./06	2006	2005	Variation 4th Q/06- 3rd Q/06	Variation 2006- 2005
Managerial Financial Margin	4,747	4,328	16,958	13,272	419	3,687
• Banking Operations	4,191	4,043	15,355	12,016	149	3,339
• Treasury	429	149	1,056	600	280	456
• Management of Foreign Exchange Risk from Investments Abroad- net of tax effects	127	137	547	656	(9)	(108)
Result from Loan Losses	(1,475)	(1,350)	(5,302)	(2,840)	(125)	(2,462)
Provision for Loan and Lease Losses	(1,778)	(1,611)	(6,245)	(3,729)	(167)	(2,516)
Recovery of Credits Written Off as Losses	303	261	943	889	42	54
Net Result from Financial Operations	3,273	2,978	11,657	10,432	294	1,225
Other Operation Income (Expenses)	(965)	(1,032)	(3,175)	(2,776)	67	(398)
Banking Service Fees	2,456	2,286	9,097	7,738	170	1,359
Result from Operations of Insurance, Cap. and Pension Plans	313	296	1,126	798	17	328
Non-Interest Expenses	(3,371)	(3,246)	(12,346)	(10,459)	(125)	(1,887)
Tax Expenses for ISS, PIS and Cofins	(521)	(438)	(1,784)	(1,509)	(83)	(275)
Equity in the Earnings of Associated Companies	47	38	183	169	10	14
Other Operating Income	110	32	549	487	78	62
Operating Income	2,307	1,946	8,482	7,656	362	826
Non-operating Income	28	14	71	20	14	51
Income before Tax and Profit Sharing	2,335	1,960	8,553	7,675	375	878
Income Tax and Social Contribution	(504)	(172)	(1,603)	(1,613)	(332)	10
Profit Sharing	(211)	(180)	(670)	(481)	(31)	(189)
Minority Interests	7	(17)	(85)	(138)	24	54
Net Income of Parent Company	1,628	1,592	6,195	5,443	36	753
Number of shares outstanding - in thousands	1,197,218	1,176,556	1,197,218	1,104,009	20,663	93,209
Book value per share - R$	19.68	18.44	19.68	14.09	1.24	5.59
Net Income per share - R$	1.38	1.39	5.44	4.84	(0.02)	0.60
Recurring Net Income	1,628	1,592	6,195	5,443		
Non Recurring Effects (Page 4)	60	286	429	(192)		
BKB Brazil Results (Page 4)	-	(43)	(145)	-		
Net Income without effects of BKB Acquisition	1,687	1,835	6,480	5,251		
BKB Acquisition Effects (Notes to Financial Statements 2a and 21 i)	(408)	(1,764)	(2,171)	-		
Net Income	1,280	71	4,309	5,251		

Results by Segment

Itaubanco

The Itaubanco segment achieved a net income of R$1,084 million in the fourth quarter of 2006, corresponding to a 36.8% increase from the prior quarter. The managerial financial margin was positively impacted by the financial margin of treasury, which obtained better results with fixed-rate positions and derivative instruments abroad. Furthermore, the expansion in the credit portfolio remained contributing positively to the financial margin of banking transactions. The decrease in expenses associated with credit risk arises from the implementation of credit policies which favor those customers with a better risk profile. Revenues from banking service fees increased as a result of the higher number of credit transaction assessments and approvals, the seasonal increase in the use of credit cards and the receipt of delayed fees for services rendered to INSS. The growth in non-interest expenses is attributable to higher consultancy, system development and maintenance services, equipment rental and telemarketing services.

Itaú BBA

The net income of Itaú BBA totaled R$297 million in the fourth quarter, declining by 12.0% compared to the prior quarter. The financial margin of banking transactions grew by 5.9% in relation to the third quarter, chiefly as a result of gains on structured credit transactions. Treasury transaction results reflected the strategies pursued in the domestic and international markets, in particular positions in local fixed income, exchange parities and Brazilian sovereign debt. The result from loan losses presented an expense for provision for loan losses of R$65 million on account of both risk rating reassessments and recovery of credits written off as a loss of R$35 million. Banking service fees and non-interest expenses remained in line with the prior quarter.

Itaucred

The Itaucred segment recorded net income of R$202 million in the fourth quarter of 2006, up 9.1% from the prior quarter. This increase is primarily associated with the expansion in volumes of credit transactions, specially vehicle financing and leasing transactions. The growth in vehicle financing and leasing also had a positive impact on service fees relating to credit analysis and approval processes. Similarly, the growth in expenses associated with credit risk assumption is partly due to the increased portfolio size. One can verify the negative impact associated with overdue credit transactions growth. The revision of computations of provisions for civil suits, carried out pursuant to Ibracon and CVM instructions, led to the reversal of provisions in this segment, decreasing non-interest expenses in the period.

The balance of Taií's credit portfolio reached R$3,228 million in the fourth quarter of 2006, up 6.8% from the prior quarter. During the period, 38 new stores of Financeira Itaú, 14 stores of Financeira Itaú CBD and 20 stores of Financeira Americanas Itaú were opened. Payroll loan transactions closed the year with a balance of R$1,897 million, 4.3% above the prior quarter figure.

Corporation

The net income of Corporation is primarily associated with the financial results of excess capital invested. The impact seen on income tax and social contribution expenses is due to the fact that, in the fourth quarter of 2006, there was no positive effect from the recognition of tax credits on amortized goodwill, as was the case in the prior quarter. As such, the net income of Corporation added up to R$45 million in the last quarter of the year.

Executive Summary
Fourth Quarter of 2006

The pro forma financial statements of Itaubanco, Itaú BBA, Itaucred and Corporation presented below are based on managerial information to more accurately reflect the performance of the individual conglomerate business units. Changes in the income statement of Itaú segments in the fourth quarter of 2006 compared to the prior quarter are stated below.

R$ Million

	4th Q./06	3rd Q./06	Variation	4th Q./05
Itaubanco				
Managerial Financial Margin	3,190	2,765	425	2,135
• Banking Operations	2,837	2,696	141	2,080
• Treasury	263	(29)	292	(67)
• Management of Foreign Exchange Risk from Investments Abroad- net of tax effects	90	98	(8)	121
Result from Loan Losses	(954)	(1,065)	111	(671)
Banking Service Fees	1,913	1,837	76	1,741
Non-Interest Expenses[1]	(2,533)	(2,427)	(106)	(2,120)
Income Tax and Social Contribution	(460)	(239)	(221)	(281)
Other [2]	(72)	(78)	7	84
Net Income of Itaubanco (A)	**1,084**	**793**	**292**	**888**
Itaú BBA				
Managerial Financial Margin	536	531	6	554
• Banking Operations	333	315	18	304
• Treasury	166	178	(12)	206
• Management of Foreign Exchange Risk from Investments Abroad- net of tax effects	37	38	(1)	44
Result from Loan Losses	(30)	49	(79)	127
Banking Service Fees	145	131	14	108
Non-Interest Expenses[1]	(215)	(213)	(2)	(234)
Income Tax and Social Contribution	(64)	(114)	50	(119)
Other [2]	(75)	(46)	(29)	(56)
Net Income of Itaú BBA (B)	**297**	**337**	**(41)**	**379**
Itaucred				
Managerial Financial Margin	942	903	39	732
Result from Loan Losses	(463)	(351)	(112)	(308)
Banking Service Fees	385	336	50	276
Non-Interest Expenses[1]	(531)	(559)	28	(517)
Income Tax and Social Contribution	(64)	(72)	8	(23)
Other [2]	(66)	(71)	4	(68)
Net Income of Itaucred (C)	**203**	**185**	**18**	**92**
Corporation				
Managerial Financial Margin	79	130	(51)	230
Non- Interest Expenses[1]	(82)	7	(89)	(37)
Income Tax and Social Contribution	84	253	(169)	34
Other [3]	(37)	(113)	76	(160)
Net Income of Corporation (D)	**45**	**277**	**(232)**	**66**
NET INCOME OF ITAÚ (A) + (B) + (C) + (D)	**1,629**	**1,592**	**37**	**1,425**

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
(2) Includes Results from Insurance, Private Pension and Capitalization Transactions, Tax Expenses for ISS, PIS and Cofins, Other Operating Income, Non-operating Results and Profit Sharing.
(3) Includes Results of Doubtful Loans, Service Revenues, Tax Expenses for ISS, PIS and Cofins, Equity in the Earnings of Associated Companies, Other Operating Income, Non-Operating Profit, Profit Sharing and Minority Interests in Subsidiaries.



Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Analysis of the Consolidated Net Income
Managerial Financial Margin

We believe that the table below is very useful for the analysis of the managerial financial margin.

The first block of the table, in which the total is entitled Operations Sensitive to Variation in the Basic Interest Rate, states the financial margin of non-interest bearing resources obtained by the Bank and invested at market rates.

The second block, entitled Interest-Bearing Assets and Liabilities, presents the financial margin gained by investing remunerated funds obtained and invested in asset products.

The next two blocks show the financial margin of treasury transactions and the margin derived from management of exchange risk of investments abroad.

During the period, the managerial financial margin increased by R$419 million, primarily due to the combination of three drivers:

The first one relates to higher results from fixed rate positions and gains on derivative instruments abroad, used to manage interest rate gaps, which increased the treasury margin by R$280 million.

The second factor is the R$220 million increase in the margin of interest-bearing assets and liabilities, driven by the growth in credit transactions.

Finally, the margin of operations sensitive to variation in basic interest rate declined by R$ 71 million, due to the reduction in the reference interest rate, partly offset by the effect of the increase in the balance of transactions.

It should be pointed out that the information on average balance was derived from the arithmetical average of the accounting balances in the balance sheet as of the last day of the current and prior quarters.

Analysis of the Managerial Financial Margin
R$ Million

	4th Q./06			3rd Q./06		
	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)
Demand Deposits + Floatings	21,231			20,415		
(-) Compulsory Deposits	(7,392)			(5,613)		
Contingent Liabilities - Contingent Assets	795			732		
Tax and Social Security Liabilities - Deposits in guarantee	4,968			4,233		
(-) Tax Credits	(7,499)			(6,550)		
Working Capital (Equity + Minority Interests - Permanent Assets - Allocated Capital to Treasury)	17,457			15,188		
Operations Sensitive to Variation in the Basic Interest Rate	**29,559**	**923**	**12.5%**	**28,405**	**994**	**14.0%**
	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities - Derivative Financial Instruments	23,904			19,273		
Interbank and Interbranch Accounts	7,994			8,885		
Loans, Leasing and Other Credits	82,164			73,781		
(Net Loans)	(7,241)			(6,331)		
Net Foreign Exchange Portfolio (Asset/Liability)	(211)			(197)		
Interest-Bearing Assets and Liabilities	**106,610**	**3,268**	**12.3%**	**95,411**	**3,048**	**12.8%**
Total (A + B) (Net interest margin) (Page 5)	**136,169**	**4,191**	**12.3%**	**123,815**	**4,043**	**13.1%**
Treasury Financial Margin (Page 5)		**429**			**149**	
Financial Margin of Management of Foreign Exchange Risk (Page 5)		**127**			**137**	
Total Managerial Financial Margin		**4,747**			**4,328**	

The table shows the impact of a hypothetical reduction in the reference interest rate by one percentage point. In such event, the financial margin of transactions that are sensitive to changes in the reference interest rate would decline by R$74 million in the quarter and R$296 million in the year.

R$ 29,559 million X 1% = R$ 296 million per year
or
R$ 74   million per quarter

Analysis of the Consolidated Net Income

Results from Loan and Lease Losses

Expenses for Provision for Loan Losses

R$ Million

	4th Q./06			3rd Q./06			Var. (%)
	Provision for Loan Losses	Credit Recoveries	Total	Provision for Loan Losses	Credit Recoveries	Total	Total
Itaubanco	(1,189)	235	(954)	(1,268)	202	(1,065)	-10.4%
Banking	(1,057)	207	(849)	(1,134)	184	(950)	-10.6%
Credit Cards - Account Holders	(133)	28	(105)	(133)	18	(115)	-9.0%
Itaú BBA	(65)	35	(30)	48	1	49	-161.6%
Itaucred	(533)	71	(463)	(408)	58	(351)	31.9%
Vehicles	(248)	33	(215)	(174)	23	(151)	42.7%
Credit Cards - Non-Account Holders	(177)	18	(159)	(118)	14	(103)	53.8%
Taií	(109)	20	(89)	(117)	20	(97)	-8.3%
Corporation	11	(38)	(28)	18	(0)	17	-260.4%
Total	(1,778)	303	(1,475)	(1,611)	261	(1,350)	9.2%

The expense for the provision for loan and lease losses increased by 10.3% in the fourth quarter of 2006 compared to the prior quarter.

Expenses relating to the credit risk of retail transactions of current account holders decreased during the period. The adoption of credit policies favoring transactions with a better risk profile was the key driver of such decline. On the other hand, expenses arising from transactions with large corporations increased, as a result of reassessments of their risk ratings.

The expansion of the credit portfolio, in particular vehicle financing transactions, as well as the aging of nonperforming loans were the two main factors responsible for the increased expense of the allowance for loan losses in the Itaucred segment.

The recovery of credits written off as losses was positively impacted by the collection efforts undertaken during the period. As in the past, recovery campaigns and renegotiation of delinquent loans led to a 16.2% increase in revenues recognized when compared to the prior quarter.

The improvement of credit risk assessment and monitoring models, coupled with the adoption of proactive policies, contributed to further stabilize the ratio of nonperforming loans in the last months of 2006. Accordingly, our global delinquency ratio reached 5.3% in the fourth quarter of 2006, and 5.2% in the prior quarter.

Nonperforming Loans

R$ Million

	Dec 31, 06	Sep 30, 06	Jun 30, 06
Total Nonperforming Loans (a)	4,426	4,173	3,423
Credit Portfolio (b)	84,148	80,179	67,383
NPL Ratio [(a) / (b)] x 100	5.3%	5.2%	5.1%

(a) Loans overdue for more than 60 days and which do not accrue revenues.
(b) Endorsements and Sureties not included.

Analysis of Result from Loan Losses

R$ Million

	4th Q./06			3rd Q./06		
	Individuals	Businesses	Total	Individuals	Businesses	Total
(Increase)/Reversal of Generic Provision	2	(19)	(18)	(277)	6	(271)
(Increase)/Reversal of Specific Provision	(1,419)	(342)	(1,761)	(1,115)	(223)	(1,338)
Expenses for Provision for Loan Losses	**(1,418)**	**(361)**	**(1,778)**	**(1,392)**	**(217)**	**(1,611)**
Recovery of Credits Written Off as Losses			303			261
Result from Loan Losses			**(1,475)**			**(1,350)**

Analysis of the Consolidated Net Income

Nonperforming Loans by Segment

R$ Million

	Dec 31, 06			Sep 30, 06			Jun 30, 06		
	NPL	Portfolio	NPL Ratio	NPL	Portfolio	NPL Ratio	NPL	Portfolio	NPL Ratio
Itaubanco	**2,614**	**35,985**	**7.3%**	**2,635**	**35,067**	**7.5%**	**1,887**	**28,293**	**6.7%**
Banking	2,355	31,031	7.6%	2,398	31,074	7.7%	1,627	24,817	6.6%
Credit Cards - Account Holders	260	4,954	5.2%	236	3,993	5.9%	259	3,476	7.5%
Itaú BBA	**150**	**21,334**	**0.7%**	**21**	**21,476**	**0.1%**	**38**	**17,853**	**0.2%**
Itaucred	**1,662**	**26,829**	**6.2%**	**1,517**	**23,637**	**6.4%**	**1,498**	**21,236**	**7.1%**
Vehicles	936	19,316	4.8%	847	16,874	5.0%	803	14,956	5.4%
Credit Cards - Non-Account Holders	235	4,285	5.5%	248	3,741	6.6%	352	3,543	9.9%
Taií	492	3,228	15.2%	421	3,022	13.9%	344	2,737	12.6%
Total	**4,426**	**84,148**	**5.3%**	**4,173**	**80,179**	**5.2%**	**3,423**	**67,383**	**5.1%**

The excess of the allowance for loan losses over the aggregate amounts overdue for the portfolio amounted to R$487 million in the fourth quarter of 2006.

The coverage ratio – derived by dividing the balance of allowances for loan losses by the balance of transactions more than 60 days overdue – was equal to 167.9%.

Coverage Ratio (*)



220%	221%	203%	200%	192%	181%	164%	169%	168%
Dec/04	Mar/05	Jun/05	Sep/05	Dec/05	Mar/06	Jun/06	Sep/06	Dec/06

(*) Provision for Loan and Lease Losses/Total Nonperforming Loans.

Abnormal Portfolio (*)

R$ Million

	Dec 31, 06	Sep 30, 06	Jun 30, 06	Mar 31, 06	Dec 31, 05
Abnormal Portfolio	6,943	6,817	5,704	4,928	3,959
Provision for Loan Losses	(7,431)	(7,052)	(5,609)	(4,668)	(4,107)
Difference	487	235	(95)	(260)	149

(*) Abnormal Portfolio is the total of installments overdue for more than 15 days.

Analysis of the Consolidated Net Income

Banking Service Fees

R$ Million

		4Q./06	3Q./06	2006	2005	Variation 4Q./06 - 3Q./06	Variation 2006 - 2005
Asset Management		483	539	1,986	1,688	(56)	298
Mutual Fund Management Fees	A	470	529	1,921	1,631	(59)	290
Income from Administration of Consortia		13	10	65	57	3	8
Current Account Services		410	385	1,549	1,385	25	164
Credit Operations and Guarantees Provided		486	423	1,689	1,259	63	430
Credit Operations	B	454	394	1,572	1,170	60	402
Income from Guarantees Provided		32	29	117	89	3	28
Collection Services		250	219	909	839	32	70
Collection		119	117	457	402	3	55
Interbank Fees (Bills, Checks and Documents)		57	57	217	201	0	16
Tax Collection	C	74	45	235	236	29	(1)
Credit Cards	D	577	525	2,104	1,904	52	200
Others		250	195	859	662	55	197
Foreign Exchange Services		9	7	32	33	2	(1)
Brokerage Services	E	73	61	245	132	12	114
Income from Inquiries of the Serasa Databases		59	59	222	196	(0)	26
Custody Services and Managed Portfolios		25	22	88	67	3	22
Financial and Economic Advisory Services		21	20	81	43	1	38
Other Services		63	26	191	191	37	(1)
Total		**2,456**	**2,286**	**9,097**	**7,738**	**170**	**1,359**

Banking service fees grew 7.4%, compared with the previous quarter. This position now consolidates the revenues from BKB in the third and fourth quarters of 2006.

A. Funds management fees were affected by the closing of the funds with automatic investment and by the lower number of business days in this quarter, generating an 11.2% reduction in the period.

B. The growth in the revenues from credit operations is basically derived from the increase in the volume of vehicle financing and leasing transactions.

C. The change in tax receipt service fees reflects the late receipt of fees relating to the provision of services to the INSS.

D. The increase in retail sales at this year end, associated with the increase in revenues from credit card annual fees, was responsible for the 9.9% increase in this quarter.

E. This quarter, the main factor responsible for the increase in revenues from brokerage was the enlarging volume of underwritings.

The coverage ratio, expressed by banking services revenues divided by non-interest expenses, amounted to 73% in the fourth quarter of 2006, against 70% in the previous quarter. Considering only personnel expenses, banking service fees showed a coverage ratio of 196%, against 181% in the previous quarter.

Number of Active Clients (*) and Current Accounts

R$ Million



(*) Conceptually, a client (represented by a CPF/CNPJ number) is considered active when performing one or more transactions in a current account in the last six months or having an average 3-month account balance not null.

Coverage Index of Banking Service Fees as a percentage of Non-Interest Expenses (*)



(*) Calculated by dividing Banking Service Fees by Personnel Expenses and Non-Interest Expenses (Personnel Expenses, Other Administrative Expenses, Other Operating Expenses, and Tax Expenses for CPMF and Other Taxes).

Analysis of the Consolidated Net Income

Non Interest Expenses

R$ Million

		4Q/06	3Q/06	2006	2005	Variation 4Q/06-3Q/06	2006 - 2005
Personnel Expenses		1,251	1,260	4,824	4,036	(9)	789
Remuneration		717	721	2,731	2,207	(4)	523
Charges		227	219	833	688	8	145
Social Benefits		185	180	701	616	5	85
Training		19	19	69	58	1	12
Employee Termination and Labor Claims	A	102	121	490	405	(19)	85
Special/Single Bonus		-	-	-	63	-	(63)
Other Administrative Expenses		1,681	1,523	5,835	4,946	158	889
Data Processing and Telecommunication	B	399	359	1,374	1,181	40	193
Depreciation and Amortization		176	167	660	613	9	47
Premises		226	212	814	716	13	98
Third-Party Services	C	328	255	1,050	832	73	217
Financial System Service	B	133	106	449	372	27	77
Advertising, Promotions and Publications	D	139	124	475	385	15	90
Transportation		64	61	233	194	3	39
Materials	B	42	57	194	165	(14)	29
Security		48	45	172	138	3	34
Legal and Judicial		15	17	64	74	(2)	(9)
Travel		19	17	65	49	2	16
Others		93	104	285	227	(11)	58
Other Operating Expenses		269	332	1,240	1,141	(63)	99
Provision for contingencies		(10)	77	276	415	(86)	(139)
Tax and Social Security		(13)	(30)	1	47	17	(46)
Civil Lawsuits	E	2	107	272	333	(105)	(61)
Others		1	0	3	35	1	(32)
Sales - Credit Cards		87	112	347	250	(25)	97
Claims		41	38	176	187	3	(12)
Others		150	105	441	288	45	153
Tax Expenses		171	131	447	337	40	110
CPMF	F	117	87	304	248	30	56
Other taxes	G	55	44	143	89	10	54
TOTAL NON-INTEREST EXPENSES		3,371	3,246	12,346	10,459	125	1,887

In the last quarter of 2006, non-interest expenses showed a 3.9% increase, when compared to the third quarter of this year.

Personnel Expenses

We had a reduction of about 1% in personnel expenses between the last two quarters of 2006.

A. The decrease in labor law proceedings, caused by the lower number of new cases in the quarter, was an important factor in the reduction of personnel expenses.

Other Administrative Expenses

Other administrative expenses increased 10.4% compared to the previous quarter. The changes are mainly a result of:

B. Development and maintenance of the systems for integrating the customers from BKB; telemarketing services; financial system services and materials;

C. Advisory services/consultancy in the recent corporate reorganizations;

D. Contributions and donations as incentives for cultural activities occurring at the end of the year.

Non-Interest Expenses



R$ Million

Number of Employees (*)



(*) - Includes Orbitall and Intercap bank sales promoting company employees as from Dec/04.
- Includes Credicard Itaú employees as from Jun/06.
- Includes BKB employees as from Sep/06.
- Includes FIC (Financeira Itaú CBD) and FAI (Financeira Americanas Itaú) employees.

Analysis of the Consolidated Net Income

Other Operating Expenses

The main factor responsible for the 19.0% fall in the total of operating expenses was:

E. The balance of provisions existing at September 30, 2006, taking into consideration risk and probability of occurrence, in accordance with the instructions of Ibracon and CVM, proved to be sufficient to meet any contingencies.

Efficiency Ratio [1]

The efficiency ratio of the third quarter of 2006 was modified as a result of the inclusion of BKB. The 250 basis points improvement shows the drive for synergy and the development of the operations arising from the recent acquisitions.

Efficiency Ratio



48.0%	49.8%	50.8%	50.5%	50.1%	47.2%	45.7%	49.9%	47.4%
4Q/04	1Q/05	2Q/05	3Q/05	4Q/05	1Q/06	2Q/06	3Q/06	4Q/06

Tax Expenses for CPMF and Other Taxes

The 30.5% increase in this quarter was due mainly to:

F. CPMF – effects of internal corporate reorganizations; payment of dividends and interest on own capital;

G. Other taxes - There was also, growth in the expense for IPVA (excise tax on vehicles) in vehicle leasing transactions, which was not paid by the lessees, and claimed by the government bodies.

Self Service / Electronic Banking (*) (% of transactions)



86.4%

(*) Electronic Banking is the set of transactions that are possible to carried out via electronic self-service channels .

Volume of Self-Service Transactions   *(Quantity in million)*

| | ATM | | | Contact Centers | | | | |
Period	Usual Transaction	Warning (*)	Automated Programmed Debit	Interactive Voice Response	Customer Service Agent	Home & Office Banking	Purchases Using Debit Card	Total
2002	946	192	284	179	52	344	89	2,086
2003	1,033	586	302	188	53	440	121	2,723
2004	1,074	692	322	170	48	525	158	2,987
2005	1,108	656	375	173	67	646	203	3,228
1Q./05	277	156	88	43	16	149	45	773
2Q./05	272	158	92	43	17	157	46	784
3Q./05	274	167	96	42	17	168	51	815
4Q./05	285	175	99	46	17	172	61	855
2006	1,141	602	394	167	57	744	239	3,343
1Q./06	284	156	99	43	16	178	56	831
2Q./06	274	147	99	42	14	178	56	811
3Q./06	290	148	97	40	14	190	59	838
4Q./06	294	151	99	41	14	198	68	864

(*) Transaction through warning screen on ATM.

(1) Efficiency Ratio =

$$\text{Efficiency Ratio} = \frac{\text{Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses for CPMF and Other Taxes)}}{\text{(Managerial Financial Margin + Banking Service Fees + Operating Result of Insurance, Capitalization and Pension Plans + Other Operating Income + Tax Expenses for PIS/COFINS/ISS)}}$$

Analysis of the Consolidated Net Income

The number of customers that accessed Internet Banking was practically the same in each one of the quarters of this year.

Internet Banking Customers

In Million



Already taking into consideration the service network incorporated from BKB, both in September and December 2006, the number of points of service grew 1.7%, considering ATMs, Branches and Customer Service Branches .

Network History (*)



(*) Includes Banco Itaú Buen Ayre and Banco Itaú BBA. Does not include Taií. As from Sep/06, the figures for ItauBank (ex BKB) are considered.

Tax Expenses for ISS, PIS and Cofins

The tax expenses for ISS, PIS and Cofins totaled R$521 million, an increase of 18.9% in relation to the previous quarter.

This growth was derived from the tax on the receipt of interest on own capital.

Income Tax and Social Contribution

The net expense with income tax and social contribution on net income amounted to R$504 million in the fourth quarter of 2006, and R$172 million in the previous quarter. The main reason for this increase relates to the recognition of an income tax credit in the third quarter of 2006, related to goodwill already amortized in previous periods. This accounting is in line with accounting principles and is explained by the existence of clear evidence that this credit will be used for tax purposes, since the businesses acquired will be incorporated into similar ones already existing in the conglomerate (the incorporation of businesses is one of the situations defined by the tax legislation as allowing the tax deduction of the amortization of goodwill). We stress that the goodwill amortized in the current quarter referring to foreign investments does not make it possible to set up an income tax credit, seeing that there is no expectation for using the corresponding credits in a near future.

R$ Million

	4th Q/06	3rd Q/06	Variation
Result before Income Tax (IR) and Social Contribution (CSLL)	2,580	2,351	151
(+) Result from non-recurring events (see page 5)	(118)	(407)	289
(=) Recurring Resul before IR and CSLL	2,462	1,944	439
Income Tax And Social Contribution at the rates of 25% and 9% respectively (A)	(837)	(661)	(149)
(Inclusions) Exclusions and Other (B)	229	426	(196)
Exchange Variation on Investments Abroad	(33)	10	(43)
Interest on Own Capital	246	156	89
Constitution of Tax Credit on Goodwill	(22)	258	(280)
Other	39	1	38
Sub Total (C) = (A) + (B)	(607)	(235)	(372)
Exclusion of Exchange Variation on Investments Abroad (D)	1	(0)	1
Exclusion of Tax Effects of Hedge on Investments Abroad (E)	102	64	37
Income Tax and Social Contribution (C)+(D)+(E)	(504)	(172)	(332)

The ratio of tax credits to stockholders' equity amounted to 31.2% in the fourth quarter of 2006 and 35.2% in the previous quarter.

Deferred Tax Assets vs. Stockholders' Equity (*) (%)



(*) Includes BKB.



Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Pro Forma Financial Statements by Segment

Allocated Capital

The pro forma financial information was adjusted to reflect the impact from allocation of capital based on a proprietary model which takes into account credit, market and operational risks, as well as the regulatory model and the amount of fixed assets.

This has allowed us to calculate the Risk-Adjusted Return On Capital (Raroc), which is a performance metric consistently adjusted to capital requirements in order to support the risk from asset and liability positions assumed.

The adjustments made in the Balance Sheet and the Income Statement were based on managerial information provided by the individual business units.

The Corporation column shows the results related to the excess of capital and subordinated debt, as well as the equity accounting result of the companies that are not associated with the segments. Additionally, profit from Minority Interest in Subsidiaries and the Extraordinary Result were booked in the Corporation column.

The tax effects of the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted so as to replace the stockholders' equity per books for funding at market prices. Then, the financial statements were adjusted to include revenues associated with allocated capital. Finally, the cost of subordinated debt and related remuneration at market prices was allocated to the segments on a pro rata basis, in accordance with Tier I allocated capital.

A schedule showing the changes made in the financial statements to reflect the impacts of capital allocation is presented below.

Adjustments to the Financial Statements


Return on Stockholders' Equity
Net Income
Stockholders' Equity
Adjustment in the Financial Statements to replace the net book value of Stockholders' Equity and Subordinated Debt with funding at market prices.
The financial statements were adjusted to include allocated capital (Tier I and II) based on proprietary models, as well as their respective revenues (CDI) and expenses (cost of subordinated debt).
Return on Allocated Tier I Capital
Pro Forma Net Income
Allocated Tier I Capital

Pro Forma Financial Statements by Segment

The pro forma financial statements of Itaubanco, Itaú BBA and Itaucred presented below are based on managerial information provided by proprietary models, to more accurately reflect the activities of the business units.

On December 31, 2006   *R$ Million*

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	**156,535**	**61,739**	**25,709**	**4,475**	**205,106**
Cash and Cash Equivalents	3,301	90	-	114	3,391
Short-term Interbank Deposits	49,472	21,182	-	637	31,409
Short-term Interbank Deposits - Intercompany	24,295	16,033	-	-	-
Other	25,177	5,149	-	637	31,409
Securities	29,160	16,665	-	2,509	46,236
Interbank and Interbranch Accounts	15,572	30	-	0	15,577
Loans	35,985	21,334	26,829	-	84,148
(Allowance for Loan Losses)	(5,352)	(363)	(1,863)	-	(7,431)
Other Assets	28,398	2,800	742	1,215	31,775
Foreign Exchange Portfolio	11,846	1,776	-	-	12,872
Others	16,551	1,023	742	1,215	18,903
Permanent Assets	**2,643**	**130**	**134**	**1,778**	**4,585**
TOTAL ASSETS	**159,178**	**61,869**	**25,844**	**6,253**	**209,691**

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	**146,875**	**56,093**	**23,064**	**2,172**	**184,751**
Deposits	61,438	30,948	9	-	61,173
Deposits - Intercompany	7,567	24,295	-	-	-
Other	53,872	6,653	9	-	61,173
Securities Repurchase Agreements	18,210	10,604	19,407	-	39,345
Securities Repurchase Agreements - Intercompany	8,467	985	-	-	-
Other	9,744	9,619	19,407	-	39,345
Funds from Acceptances and Issue of Securities	7,643	483	-	-	7,541
Interbank and Interbranch Accounts	1,495	704	0	-	2,175
Borrowings	3,855	6,512	150	-	10,517
Derivative Financial Instruments	1,387	2,216	-	54	2,246
Other Liabilities	33,809	4,626	3,498	2,118	42,717
Foreign Exchange Portfolio	12,022	1,853	-	-	13,124
Others	21,788	2,773	3,498	2,118	29,594
Technical Provisions of Insurance, Capitalization and Pension Plans	19,036	-	-	-	19,036
Deferred Income	**60**	**22**	**-**	**-**	**81**
Minority Interest in Subsidiaries	**0**	**-**	**-**	**1,295**	**1,295**
Allocated Capital Tier I	**12,244**	**5,754**	**2,780**	**2,787**	**23,564**
TOTAL LIABILITIES	**159,178**	**61,869**	**25,844**	**6,253**	**209,691**

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statement by Segment

R$ Million

4th QUARTER/06	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	**3,190**	**536**	**942**	**79**	**4,747**
• Banking Operations	2,837	333	942	79	4,191
• Treasury	263	166	-	-	429
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	90	37	-	-	127
Result from Loan Losses	**(954)**	**(30)**	**(463)**	**(28)**	**(1,475)**
Provision for Loan and Lease Losses	(1,189)	(65)	(533)	11	(1,778)
Recovery of Credits Written Off as Losses	235	35	71	(38)	303
Net Result from Financial Operations	**2,236**	**506**	**479**	**51**	**3,273**
Other Operating Income/(Expenses)	**(556)**	**(103)**	**(208)**	**(99)**	**(965)**
Banking Service Fees	1,913	145	385	(3)	2,456
Operating Result of Insurance, Capitalization and Pension Plans	314	0	0	-	313
Non-Interest Expenses	(2,533)	(215)	(531)	(82)	(3,371)
Tax Expenses for ISS, PIS and Cofins	(352)	(28)	(74)	(67)	(521)
Equity in the Earnings of Associated Companies	0	(0)	-	48	47
Other Operating Income	102	(4)	11	4	110
Operating Income	**1,679**	**403**	**271**	**(48)**	**2,307**
Non-Operating Income	28	0	(0)	3	28
Income Before Tax and Profit Sharing	**1,707**	**404**	**271**	**(45)**	**2,335**
Income Tax and Social Contribution	**(460)**	**(64)**	**(64)**	**84**	**(504)**
Profit Sharing	**(163)**	**(43)**	**(4)**	**(2)**	**(211)**
Minority Interests	**(0)**	**-**	**-**	**7**	**7**
Net Income	**1,084**	**297**	**202**	**45**	**1,628**
(RAROC) - Return on Average Tier I Allocated Capital	**36.3%**	**21.3%**	**31.7%**	**5.5%**	**28.8%**
Efficiency Ratio	**49.0%**	**33.2%**	**42.0%**	**600.1%**	**47.4%**

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses. The Itaucred segment includes 100% of FAI – Financeira Americanas Itaú.

Pro Forma Financial Statements by Segment

On September 30, 2006
R$ Million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	**155,618**	**53,674**	**22,487**	**4,622**	**203,484**
Cash and Cash Equivalents	3,414	141	-	115	3,555
Short-term Interbank Deposits	43,639	15,435	-	122	29,637
Short-term Interbank Deposits - Intercompany	17,583	11,460	-	-	-
Other	26,056	3,975	-	122	29,637
Securities	30,012	12,023	-	2,917	42,648
Interbank and Interbranch Accounts	15,189	36	-	0	15,195
Loans	35,067	21,476	23,637	-	80,179
(Allowance for Loan Losses)	(5,028)	(271)	(1,754)	-	(7,052)
Other Assets	33,325	4,833	604	1,468	39,323
Foreign Exchange Portfolio	18,911	3,676	-	-	21,771
Others	14,415	1,158	604	1,468	17,552
Permanent Assets	**2,471**	**129**	**126**	**724**	**3,450**
TOTAL ASSETS	**158,090**	**53,803**	**22,613**	**5,346**	**206,935**

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	**146,409**	**48,381**	**20,296**	**1,729**	**183,898**
Deposits	54,968	24,849	59	-	55,425
Deposits - Intercompany	6,746	17,583	-	-	-
Other	48,222	7,266	59	-	55,425
Securities Repurchase Agreements	15,637	7,562	17,203	-	35,076
Securities Repurchase Agreements - Intercompany	4,714	581	-	-	-
Other	10,923	6,981	17,203	-	35,076
Funds from Acceptances and Issue of Securities	7,661	472	-	-	7,568
Interbank and Interbranch Accounts	4,419	634	0	-	5,023
Borrowings	5,410	6,076	112	-	11,598
Derivative Financial Instruments	1,684	2,020	-	45	2,361
Other Liabilities	39,097	6,767	2,922	1,683	49,314
Foreign Exchange Portfolio	19,041	3,716	-	-	21,941
Others	20,056	3,051	2,922	1,683	27,373
Technical Provisions of Insurance, Capitalization and Pension Plans	17,534	-	-	-	17,534
Deferred Income	**63**	**16**	**-**	**0**	**79**
Minority Interest in Subsidiaries	**0**	**-**	**-**	**1,265**	**1,265**
Allocated Capital Tier I	**11,617**	**5,407**	**2,317**	**2,352**	**21,693**
TOTAL LIABILITIES	**158,090**	**53,803**	**22,613**	**5,346**	**206,935**

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statement by Segment
R$ Million

3rd QUARTER/06	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	**2,765**	**531**	**903**	**130**	**4,328**
• Banking Operations	2,696	315	903	130	4,043
• Treasury	(29)	178	-	-	149
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	98	38	-	-	137
Result from Loan Losses	**(1,065)**	**49**	**(351)**	**17**	**(1,350)**
Provision for Loan and Lease Losses	(1,268)	48	(408)	18	(1,611)
Recovery of Credits Written Off as Losses	202	1	58	(0)	261
Net Result from Financial Operations	**1,700**	**579**	**552**	**147**	**2,978**
Other Operating Income/(Expenses)	**(538)**	**(97)**	**(290)**	**(108)**	**(1,032)**
Banking Service Fees	1,837	131	336	(2)	2,286
Operating Result of Insurance, Capitalization and Pension Plans	296	0	(0)	-	296
Non-Interest Expenses	(2,427)	(213)	(559)	7	(3,246)
Tax Expenses for ISS, PIS and Cofins	(312)	(29)	(88)	(9)	(438)
Equity in the Earnings of Associated Companies	-	-	-	38	38
Other Operating Income	68	14	22	(141)	32
Operating Income	**1,162**	**483**	**262**	**39**	**1,946**
Non-Operating Income	12	(1)	0	3	14
Income Before Tax and Profit Sharing	**1,174**	**482**	**262**	**42**	**1,960**
Income Tax and Social Contribution	**(239)**	**(114)**	**(72)**	**253**	**(172)**
Profit Sharing	**(143)**	**(31)**	**(5)**	**(1)**	**(180)**
Minority Interests	**-**	**-**	**-**	**(17)**	**(17)**
Net Income	**793**	**337**	**185**	**277**	**1,592**
(RAROC) - Return on Average Tier I Allocated Capital	**29.1%**	**28.0%**	**33.8%**	**64.1%**	**32.5%**
Efficiency Ratio	**52.1%**	**32.9%**	**47.7%**	**29.7%**	**49.9%**

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses. The Itaucred segment includes 100% of FAI – Financeira Americanas Itaú.

Pro Forma Financial Statements by Subsegment

We present below the pro forma financial statements of sub-segments Banking, Credit Cards – Account Holders, Insurance, Private Pension and Capitalization, as well as Investment Funds and Managed Portfolio of Itaubanco, adjusted to reflect the impacts of the allocation of capital to each one of these subsegments.

On December 31, 2006   *R$ Million*

ASSETS	Itaubanco			Consolidated
	Branch Banking	Credit Cards - Account Holders	Insurance, Capitalization and Pension Plans	
Current and Long-Term Assets	**128,354**	**6,329**	**21,853**	**156,535**
Cash and Cash Equivalents	3,102	154	45	3,301
Short-term Interbank Deposits	49,377	95	-	49,472
Securities	8,748	616	19,795	29,160
Interbank and Interbranch Accounts	15,557	15	-	15,572
Loans	31,031	4,954	-	35,985
(Allowance for Loan Losses)	(4,864)	(488)	-	(5,352)
Other Assets	25,401	983	2,013	28,398
Permanent Assets	**2,379**	**64**	**199**	**2,643**
TOTAL ASSETS	**130,733**	**6,393**	**22,052**	**159,178**

LIABILITIES	Itaubanco			Consolidated
	Branch Banking	Credit Cards - Account Holders	Insurance, Capitalization and Pension Plans	
Current and Long-Term Liabilities	**121,205**	**5,355**	**20,315**	**146,875**
Deposits	61,438	-	-	61,438
Securities Repurchase Agreements	18,210	-	-	18,210
Funds from Acceptances and Issue of Securities	7,643	-	-	7,643
Interbank and Interbranch Accounts	1,495	-	-	1,495
Borrowings	3,736	119	-	3,855
Derivative Financial Instruments	1,387	-	-	1,387
Other Liabilities	27,295	5,236	1,279	33,809
Technical Provisions of Insurance, Capitalization and Pension Plans	-	-	19,036	19,036
Deferred Income	**49**	**10**	**-**	**60**
Minority Interest in Subsidiaries	**0**	**-**	**-**	**0**
Allocated Capital Tier I	**9,479**	**1,028**	**1,737**	**12,244**
TOTAL LIABILITIES	**130,733**	**6,393**	**22,052**	**159,178**

Pro Forma Financial Statement by Subsegment

R$ Million

4th QUARTER/06	Itaubanco				Consolidated
	Branch Banking	Credit Cards - Account Holders	Insurance, Capitalization and Pension Plans	Portfolio under management and Mutual Funds	
Managerial Financial Margin	**2,688**	**305**	**197**	**-**	**3,190**
• Banking Operations	2,335	305	197	-	2,837
• Treasury	263	-	-	-	263
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	90	-	-	-	90
Result from Loan Losses	**(849)**	**(105)**	**-**	**-**	**(954)**
Provision for Loan and Lease Losses	(1,057)	(133)	-	-	(1,189)
Recovery of Credits Written Off as Losses	207	28	-	-	235
Net Result from Financial Operations	**1,839**	**200**	**197**	**-**	**2,236**
Other Operating Income/(Expenses)	**(874)**	**43**	**136**	**138**	**(556)**
Banking Service Fees	952	393	62	506	1,913
Transfer to Banking	163	-	-	(163)	-
Operating Result of Insurance, Capitalization and Pension Plans	52	-	261	-	314
Non-Interest Expenses	(1,841)	(330)	(186)	(177)	(2,533)
Tax Expenses for ISS, PIS and Cofins	(251)	(44)	(30)	(28)	(352)
Other Operating Income	51	23	28	-	102
Operating Income	**965**	**243**	**333**	**138**	**1,679**
Non-Operating Income	23	0	5	-	28
Income Before Tax and Profit Sharing	**988**	**243**	**338**	**138**	**1,707**
Income Tax and Social Contribution	**(231)**	**(76)**	**(88)**	**(65)**	**(460)**
Profit Sharing	**(111)**	**(14)**	**(4)**	**(34)**	**(163)**
Net Income	**646**	**153**	**246**	**39**	**1,084**
(RAROC) - Return on Average Tier I Allocated Capital	**27.7%**	**65.7%**	**58.6%**		**36.3%**
Efficiency Ratio	**50.4%**	**48.7%**	**35.8%**		**49.0%**

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment

On September 30, 2006

R$ Million

ASSETS	Itaubanco			
	Branch Banking	Credit Cards - Account Holders	Insurance, Capitalization and Pension Plans	Consolidated
Current and Long-Term Assets	**130,091**	**5,312**	**20,215**	**155,618**
Cash and Cash Equivalents	3,326	56	32	3,414
Short-term Interbank Deposits	43,605	33	-	43,639
Securities	11,127	780	18,104	30,012
Interbank and Interbranch Accounts	15,189	-	-	15,189
Loans	31,074	3,993	-	35,067
(Allowance for Loan Losses)	(4,569)	(459)	-	(5,028)
Other Assets	30,338	908	2,079	33,325
Permanent Assets	**2,204**	**66**	**201**	**2,471**
TOTAL ASSETS	**132,295**	**5,378**	**20,417**	**158,090**

LIABILITIES	Itaubanco			
	Branch Banking	Credit Cards - Account Holders	Insurance, Capitalization and Pension Plans	Consolidated
Current and Long-Term Liabilities	**123,075**	**4,544**	**18,790**	**146,409**
Deposits	54,968	-	-	54,968
Securities Repurchase Agreements	15,637	-	-	15,637
Funds from Acceptances and Issue of Securities	7,661	-	-	7,661
Interbank and Interbranch Accounts	4,419	-	-	4,419
Borrowings	5,297	113	-	5,410
Derivative Financial Instruments	1,684	-	-	1,684
Other Liabilities	33,409	4,431	1,257	39,097
Technical Provisions of Insurance, Capitalization and Pension Plans	-	-	17,534	17,534
Deferred Income	**58**	**5**	**0**	**63**
Minority Interest in Subsidiaries	**0**	**-**	**-**	**0**
Allocated Capital Tier I	**9,162**	**829**	**1,626**	**11,617**
TOTAL LIABILITIES	**132,295**	**5,378**	**20,417**	**158,090**

Pro Forma Financial Statement by Subsegment

R$ Million

3rd QUARTER/06	Itaubanco			Portfolio under management and Mutual Funds	Consolidated
	Branch Banking	Credit Cards - Account Holders	Insurance, Capitalization and Pension Plans		
Managerial Financial Margin	**2,269**	**296**	**201**	**-**	**2,765**
• Banking Operations	2,199	296	201	-	2,696
• Treasury	(29)	-	-	-	(29)
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	98	-	-	-	98
Result from Loan Losses	**(950)**	**(115)**	**-**	**-**	**(1,065)**
Provision for Loan and Lease Losses	(1,134)	(133)	-	-	(1,268)
Recovery of Credits Written Off as Losses	184	18	-	-	202
Net Result from Financial Operations	**1,319**	**181**	**201**	**-**	**1,700**
Other Operating Income/(Expenses)	**(785)**	**17**	**107**	**122**	**(538)**
Banking Service Fees	849	358	61	569	1,837
Transfer to Banking	255	-	-	(255)	-
Operating Result of Insurance, Capitalization and Pension Plans	72	-	223	-	296
Non-Interest Expenses	(1,802)	(310)	(152)	(163)	(2,427)
Tax Expenses for ISS, PIS and Cofins	(211)	(43)	(28)	(29)	(312)
Other Operating Income	52	12	3	-	68
Operating Income	**534**	**197**	**308**	**122**	**1,162**
Non-Operating Income	(36)	(0)	49	-	12
Income Before Tax and Profit Sharing	**498**	**197**	**357**	**122**	**1,174**
Income Tax and Social Contribution	**(18)**	**(68)**	**(100)**	**(52)**	**(239)**
Profit Sharing	**(104)**	**(11)**	**(4)**	**(23)**	**(143)**
Net Income	**376**	**118**	**253**	**46**	**793**
(RAROC) - Return on Average Tier I Allocated Capital	17.7%	56.6%	65.9%		29.1%
Efficiency Ratio	54.8%	49.8%	33.1%		52.1%

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Itaubanco - Branch Banking

The income statement of Itaubanco's Branch Banking sub-segment is based on the pro forma financial statements of Banco Itaú.

R$ Million

Itaubanco - Branch Banking		4th Q./06	3rd Q./06	Variation
Managerial Financial Margin		**2,688**	**2,269**	**419**
• Banking Operations	A	2,335	2,199	136
• Treasury	B	263	(29)	292
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects		90	98	(8)
Result from Loan Losses		**(849)**	**(950)**	**101**
Provision for Loan and Lease Losses	C	(1,057)	(1,134)	78
Recovery of Credits Written Off as Losses	D	207	184	23
Net Result from Financial Operations		**1,839**	**1,319**	**520**
Other Operating Income/(Expenses)		**(874)**	**(785)**	**(89)**
Banking Service Fees	E	1,115	1,104	11
Operating Result of Insurance, Capitalization and Pension Plans		52	72	(20)
Non-Interest Expenses	F	(1,841)	(1,802)	(39)
Tax Expenses for ISS, PIS and Cofins		(251)	(211)	(40)
Other Operating Income		51	52	(2)
Operating Income		**965**	**534**	**431**
Non-Operating Income		23	(36)	59
Income Before Tax and Profit Sharing		**988**	**498**	**490**
Income Tax and Social Contribution		**(231)**	**(18)**	**(213)**
Profit Sharing		**(111)**	**(104)**	**(6)**
Net Income		**646**	**376**	**270**

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses. We changed the internal transfer prices between Itaubanco Banking and Itaucred Vehicles to better reflect the commercial practices of the segments.

The Branch Banking sub-segment recorded net income of R$646 million in the fourth quarter of 2006, or a 71.9% increase compared to the prior quarter. The key drivers of this result include:

A. Positive impact of the expansion of credit portfolio, simultaneously with a change in the mix of customers and products.

B. Improved results from fixed-rate positions in Brazil and gains on derivative instruments abroad.

C. Reductions arising from the adoption of credit policies which favor transactions with those customers with better risk profile.

D. Enhanced collection efforts, which increased the recovery of transactions previously written-off as losses.

E. Changes in this line are discussed in Analysis of Consolidated Results –Revenues from Banking Service Fees.

F. Changes in this line are discussed in Analysis of Consolidated Results – Non-Interest Expenses.

G. Tax expenses for ISS, PIS and Cofins were impacted by the growth from the prior period in operational activities object to these taxes.

Itaubanco - Credit Cards - Account Holders

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

R$ Million

Itaubanco - Credit Cards - Account Holders	4th Q./06	3rd Q./06	Variation
Managerial Financial Margin	305	296	9
Result from Loan Losses	(105)	(115)	10
Provision for Loan Losses	(133)	(133)	0
Recovery of Credits Written Off as Losses	28	18	10
Net Result from Financial Operations	200	181	20
Other Operating Income/Expenses	43	17	26
Banking Service Fees	393	358	34
Non-Interest Expenses	(330)	(310)	(19)
Tax Expenses for ISS, PIS and Cofins	(44)	(43)	(0)
Other Operating Income	23	12	11
Operating Income	243	197	46
Non-Operating Income	0	(0)	0
Income Before Tax and Profit Sharing	243	197	46
Income Tax and Social Contribution	(76)	(68)	(8)
Profit Sharing	(14)	(11)	(3)
Net Income	153	118	35

The net income generated by the subsegment of credit cards of current account holders was R$153 million in the fourth quarter of 2006, growing 29.4% in relation to the previous quarter mainly due to service fees.

Taking advantage of the greater liquidity in the last few months of the year, there was an additional effort in collection that had a positive impact on the recovery of credits written off as losses.

The higher service fee revenue is mainly due to the higher interchange revenue, arising from the larger volume of transactions.

The larger volume of transactions, characteristic of the last quarter of the year, also impacted non-interest expenses, mainly by generating higher processing expenses, reward programs and claims.

In December 2006, with current account holders' cards, we had a level of active accounts (accounts for which invoices were issued) of 82.2%, in which 80.7% carried out transactions in the last month, charging an average of R$1,486.92 per account, in the quarter.

The volume of transactions in the period totaled R$6,409 million, growing 14.6% in relation to the previous quarter.

Volume of Transactions

R$ Million



Market-Share - Volume of Transactions (*)



(*) The market share of the volume of transactions was computed based on total market figures provided by Associação Brasileira das Empresas de Cartões de Crédito e Serviços – Abecs (Brazilian Association of Credit Card and Service Companies).

Quantity of Credit Cards

In Thousands



Itaubanco - Insurance, Pension Plans and Capitalization

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to identify the performance of the insurance-related businesses.

On December 31, 2006   *R$ Million*

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	**2,868**	**17,750**	**1,252**	**21,853**
Cash and Cash Equivalents	30	12	4	45
Securities	1,165	17,407	1,225	19,795
Other Assets	1,673	332	23	2,013
Permanent Assets	**153**	**5**	**49**	**199**
TOTAL ASSETS	**3,020**	**17,755**	**1,301**	**22,052**

R$ Million

LIABILITIES	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	**2,450**	**16,686**	**1,203**	**20,315**
Technical Provisions - Insurance	1,435	339	-	1,774
Technical Provisions - Pension Plans	1	16,134	-	16,135
Technical Provisions - Capitalization	-	-	1,135	1,127
Other Liabilities	1,014	213	69	1,279
Allocated Capital Tier I	**570**	**1,069**	**98**	**1,737**
TOTAL LIABILITIES	**3,020**	**17,755**	**1,301**	**22,052**

Statement of Income of the Segment   *R$ Million*

4th QUARTER/06	Insurance	Life and Pension Plans	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	**551**	**1,527**	**216**	**2,290**
Revenues from Insurance (a)	551	128	-	679
Revenues from Pension Plans (b)	-	1,399	-	1,399
Revenues from Capitalization (c)	-	-	216	211
Changes in Technical Reserves	**(43)**	**(981)**	**(158)**	**(1,179)**
Insurance (d)	(43)	(12)	-	(55)
Pension Plans (e)	-	(969)	-	(969)
Capitalization (f)	-	-	(158)	(155)
Pension Plan Benefits and Withdrawals (g)	**-**	**(413)**	**-**	**(413)**
Earned Premiums (h=a+d)	**508**	**116**	**-**	**624**
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	**-**	**17**	**58**	**73**
Retained Claims (j)	**(275)**	**(29)**	**-**	**(304)**
Selling Expenses (k)	**(119)**	**(14)**	**0**	**(133)**
Other Operating Income/(Expenses) of Insurance Operations (l)	**3**	**(2)**	**(1)**	**1**
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)	**116**	**88**	**57**	**261**
Financial Margin	78	63	55	197
Service Fees	-	62	-	62
Non-Interest Expenses	(95)	(50)	(36)	(186)
Tax Expenses for ISS, PIS and Cofins	(17)	(9)	(4)	(30)
Other Operating Income	28	0	0	28
Operating Income	**110**	**155**	**72**	**333**
Non-Operating Income	3	0	2	5
Income Before Income Tax and Social Contribution	**113**	**156**	**74**	**338**
Income Tax/Social Contribution	(29)	(36)	(24)	(88)
Profit Sharing	(4)	(0)	-	(4)
Net Income	**80**	**120**	**50**	**246**
(RAROC) - Return over Tier I Allocated Capital	**58.2%**	**46.5%**	**193.9%**	**58.6%**
Efficiency Ratio	**46.5%**	**24.3%**	**33.0%**	**35.8%**

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were eliminated at the consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL.

Itaubanco - Insurance, Pension Plans and Capitalization

On September 30, 2006

R$ Million

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	**2,867**	**16,239**	**1,236**	**20,215**
Cash and Cash Equivalents	25	6	1	32
Securities	1,188	15,805	1,174	18,104
Other Assets	1,655	429	60	2,079
Permanent Assets	**155**	**5**	**49**	**201**
TOTAL ASSETS	**3,023**	**16,244**	**1,284**	**20,417**

R$ Million

LIABILITIES	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	**2,493**	**15,256**	**1,176**	**18,790**
Technical Provisions - Insurance	1,383	325	-	1,709
Technical Provisions - Pension Plans	1	14,740	-	14,741
Technical Provisions - Capitalization	-	-	1,091	1,084
Other Liabilities	1,108	191	85	1,257
Allocated Capital Tier I	**530**	**988**	**109**	**1,626**
TOTAL LIABILITIES	**3,023**	**16,244**	**1,284**	**20,417**

Statement of Income of the Segment

R$ Million

3rd QUARTER/06	Insurance	Life and Pension Plans	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	**524**	**1,259**	**174**	**1,953**
Revenues from Insurance (a)	524	101	-	624
Revenues from Pension Plans (b)	-	1,159	-	1,159
Revenues from Capitalization (c)	-	-	174	170
Changes in Technical Reserves	**(13)**	**(672)**	**(125)**	**(808)**
Insurance (d)	(13)	1	-	(13)
Pension Plans (e)	-	(673)	-	(673)
Capitalization (f)	-	-	(125)	(122)
Pension Plan Benefits and Withdrawals (g)	**-**	**(463)**	**-**	**(463)**
Earned Premiums (h=a+d)	**510**	**101**	**-**	**612**
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	**-**	**23**	**49**	**70**
Retained Claims (j)	**(285)**	**(27)**	**-**	**(312)**
Selling Expenses (k)	**(127)**	**(14)**	**(3)**	**(144)**
Other Operating Income/(Expenses) of Insurance Operations (l)	**(2)**	**(1)**	**(1)**	**(2)**
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)	**97**	**82**	**45**	**223**
Financial Margin	67	58	83	201
Service Fees	-	61	-	61
Non-Interest Expenses	(75)	(39)	(37)	(152)
Tax Expenses for ISS, PIS and Cofins	(16)	(8)	(4)	(28)
Other Operating Income	1	2	0	3
Operating Income	**74**	**156**	**86**	**308**
Non-Operating Income	18	1	2	49
Income Before Income Tax and Social Contribution	**92**	**157**	**88**	**357**
Income Tax/Social Contribution	(25)	(40)	(28)	(100)
Profit Sharing	(3)	(1)	-	(4)
Net Income	**64**	**116**	**60**	**253**
(RAROC) - Return over Tier I Allocated Capital	**49.6%**	**50.3%**	**243.7%**	**65.9%**
Efficiency Ratio	**50.1%**	**19.8%**	**30.2%**	**33.1%**

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were eliminated at the consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL.

Itaubanco - Insurance, Pension Plans and Capitalization

Insurance

The pro forma net income of the insurance-related businesses grew 25.0%, to reach R$80 million in the quarter, arising from the better performance in operating costs and in the financial margin.

The revenue from earned premiums remained unchanged from the third quarter of 2006, while the charts below shows the participation of each line of insurance:

Breakdown of earned premiums



The higher share of life insurance line is due to the campaigns carried out, driving a 10% increase in the quantity of policies.

The automobile insurance line remained unchanged, due to the review of the models for pricing and acceptance, in which the objective is growth with a sustained return.

The residential insurance line grew 2.6%, to a total of 579 thousand policies in the quarter.

Number of Policies - Mass market products

In Thousands



Combined Ratio

The combined ratio, which indicates the efficiency of operating costs compared to the revenue from earned premiums, presented a reduction of 6.3 percentage points, caused by lower claim levels in the automobile line, by revenues from interest on own capital and dividends received from IRB (R$13 million) and reversal of taxes (R$11 million) in the quarter. As a counterpoint to these reductions, administrative expenses recorded growth as result of expenditure for marketing and implementation of new joint venture between Itaú and XL Capital, which will be responsible the business of major commercial and industrial insurance risks in Brazil.

Combined Ratio



NB: In the calculation of the combined ratio, results from *Proteção Cartão Credicard* and *Itaucard* products (credit card insurance) were recorded net under Other Operating Income/Expenses.

The increase in the financial margin comes from the financial charges levied on taxes reversed in the period.

NB: The charts of Insurance do not include the Itauseg Saúde companies and include the life line of insurance of Itaú Vida e Previdência S.A.

Itaubanco - Insurance, Pension Plans and Capitalization

Life and Pension Plans

The pro forma net income of private pension plan companies showed 3.4% growth in the quarter, to a total of R$120 million.

In spite of the 20.7% increase in revenues from pension plan contributions, there was a fall in operating profit, due to more technical provisions that were set up.

Life insurance premiums earned were R$116 million this quarter, increasing 14.8% from the previous quarter.

Technical Provisions for Pension Plans

At December 31, 2006, technical provisions amounted to R$16,134 million, growing 9.5% in the quarter.

R$ Million



| | Traditional and Others | PGBL | VGBL |

The chart below shows technical reserves by product and by guaranteed yield for participants.

Technical Provisions for Private Pension Plans by Product/Guarantee at 12/31/2006

R$ Million

PRODUCT	GUARANTEED YIELD			OTHER	TOTAL	%
	EXCLUSIVE FUNDS	IGP-M	TR			
VGBL	10,361	-	-	-	10,361	64.2%
PGBL	3,963	-	-	-	3,963	24.6%
TRADITIONAL	-	1,681	94	-	1,775	11.0%
DEFINED BENEFIT	-	-	26	-	26	0.2%
ACCESSORIES	-	-	-	9	9	0.1%
TOTAL	14,325	1,681	120	9	16,134	100.0%

It is to be observed that at December 31, 2006, the VGBL and PGBL products accounted for 88.8% of the technical provisions.

VGBL and PGBL products have their resources invested in exclusive funds during the accumulation phase and do not constitute a risk for the company, which merely passes on the yield achieved in the fund and is compensated for managing the resources.

Capitalization

The pro forma net income of the capitalization companies, after discounting the proceeds from the sale of variable income funds in the previous quarter (R$22 million, net of taxes), showed an increase of 33.8% in the quarter.

This quarter, the portfolio comprised 4.6 million active bonds, maintaining the third quarter performance, which gives the segment a high return. It accounted for R$1,127 million in technical provisions.

Number of Capitalization Bonds - PIC

In Thousands



| | Super PIC | PIC |

Itaubanco - Investment Funds and Managed Portfolio

The pro forma financial statements below were prepared based on internal management information and are intended to present the Fund Management-related business performance.

R$ Million

Itaubanco - Investment Funds and Managed Portfolios	4th Q./06	3rd Q./06	Variation
Banking Service Fees	**506**	**569**	**(63)**
Mutual Fund Management Fees (*)	408	487	(79)
Brokerage Services	73	61	12
Custody Services and Managed Portfolios	25	22	3
Transfer to Banking	**(163)**	**(255)**	**92**
Non Interest Expenses	**(177)**	**(163)**	**(14)**
Tax Expenses for ISS, PIS and Cofins	**(28)**	**(29)**	**1**
Income before Tax and Profit Sharing	**138**	**122**	**16**
Income Tax and Social Contribution	**(65)**	**(52)**	**(12)**
Profit Sharing	**(34)**	**(23)**	**(11)**
Net Income	**39**	**46**	**(7)**

(*) Does not include income from Pension Plans Fund Management.
Note: The Non-Interest Expenses are made up of personnel expenses, other administrative expenses, other operating expenses and tax expenses for CPMF and others.

The results returned by the investment fund and managed portfolio segment amounted to R$39 million in this last quarter of 2006, which represents a 15.9% reduction from the previous quarter.

The main change contributing to this result was the 16.1% fall in the revenue from investment fund management. This reduction was attributed to the closing of funds with automatic investments and to lower number of business days in this fourth quarter.

On the other hand, the revenue earned with brokerage services grew about 20.6% from the third quarter of 2006. This growth was due to securities placement operations for companies from various segments. Amongst these transactions, we highlight debenture issues, primary share offerings of Terna, Odontoprev and Profarma, and secondary offerings of Perdigão, São Carlos and Brascan.

The reduction in our market share is associated with the migration to savings deposits and the closing of the funds with automatic investment.

Assets Under Management



Market Share - Source: ANBID/Ranking Global - Consolidated Itaú + BKB

Itaú Corretora

In the fourth quarter of 2006, Itaú Corretora, a company that is managed separately from the funds management business, handled on Bovespa R$15,740 million, an amount 42.5% higher than that recorded in the third quarter.

R$1,349 million was traded through Itaú's Home Broker – www.itautrade.com.br. This volume exceeded by 28.4% the volume achieved in the previous quarter and by 31.0% the figure for the same period of 2005.

In partnership with Itaú BBA, Itaú Corretora carried out debenture distribution operations for companies from the mining and communication segments, in a volume that added up to R$5,580 million, against a demand of R$13,890 million. Also in the quarter it coordinated five public stock offerings for companies from the food, pharmaceutical and other industries, with a total volume of R$3,010 million. In this same period, Itaú Corretora handled a volume of US$3,250 million in fixed income securities abroad.

Itaú BBA

The pro forma income statement of Itaú BBA is presented below.

R$ Million

Itaú BBA	4th Q./06	3rd Q./06	Variation
Managerial Financial Margin	**536**	**531**	**6**
• Banking Operations	333	315	18
• Treasury	166	178	(12)
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	37	38	(1)
Result from Loan Losses	**(30)**	**49**	**(79)**
Provision for Loan and Lease Losses	(65)	48	(113)
Recovery of Credits Written Off as Losses	35	1	34
Net Result from Financial Operations	**506**	**579**	**(73)**
Other Operating Income/(Expenses)	**(103)**	**(97)**	**(6)**
Banking Service Fees	145	131	14
Non-Interest Expenses	(215)	(213)	(2)
Tax Expenses for ISS, PIS and Cofins	(28)	(29)	1
Other Operating Income	(4)	14	(19)
Operating Income	**403**	**483**	**(79)**
Non-Operating Income	0	(1)	1
Income before Tax and Profit Sharing	**404**	**482**	**(78)**
Income Tax and Social Contribution	**(64)**	**(114)**	**50**
Profit Sharing	**(43)**	**(31)**	**(12)**
Net Income	**297**	**337**	**(41)**

Note: The item Non-Interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

During the fourth quarter of 2006, the financial margin totaled R$536 million, or a 1.1% increase from the prior quarter.

The financial margin on banking transactions amounted to R$333 million, increasing by 5.9% compared to the prior quarter, chiefly as a result of gains on structured, higher value-added credit transactions.

As to treasury transactions, the R$166 million financial margin achieved in the fourth quarter is attributable to strategies pursued by Itaú BBA in the domestic and international markets, in particular (i) local and american fixed income positions, (ii) transactions involving exchange parities, mainly dollar, and (iii) positions in Brazilian sovereign debt.

Noteworthy was the excellent quality of the credit portfolio, where 98% of loans were assigned "AA", "A" and "B" risk ratings, in accordance with the criteria of the Brazilian Central Bank Resolution 2.682.

The result from loan losses reached R$30 million in the fourth quarter, composed by an complement of provision for loan losses of R$65 million, due to risk ratings reassessments, and a recovery of credits previously written off as losses of R$35 million.

Banking service fees and non-interest expenses added up to R$145 million and R$215 million, respectively, in line with the previous quarter.

As a consequence of the items discussed above, the pro forma net income of Itaú BBA amounted to R$297 million in the fourth quarter, declining by 12.0% from the prior quarter and corresponding to a 21.3% annualized return on average allocated capital (tier 1) in the quarter.

Itaucred

The pro forma financial statements of Itaucred are presented below, based on managerial information provided by proprietary models, in order to more accurately reflect the performance of the business units.

On December 31, 2006

R$ Million

| ASSETS | Itaucred | | | |
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Assets	**18,569**	**4,184**	**2,956**	**25,709**
Credit Operations	19,316	4,285	3,228	26,829
(Allowance for Loan Losses)	(1,200)	(243)	(421)	(1,863)
Other Assets	453	142	148	742
Permanent Assets	**51**	**6**	**77**	**134**
TOTAL ASSETS	**18,621**	**4,191**	**3,032**	**25,844**

R$ Million

| LIABILITIES | Itaucred | | | |
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Liabilities	**17,040**	**3,453**	**2,571**	**23,064**
Deposits	9	-	-	9
Securities Repurchase Agreements	16,459	717	2,231	19,407
Borrowings	150	-	0	150
Other Liabilities	423	2,735	339	3,498
Allocated Capital Tier I	**1,580**	**738**	**462**	**2,780**
Allocated Capital Tier I of Itaú	1,580	738	339	2,657
Allocated Capital Tier I of CBD and Lojas Americanas	-	-	123	123
TOTAL LIABILITIES	**18,621**	**4,191**	**3,032**	**25,844**

Statement of Income

R$ Million

4th QUARTER/06	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Managerial Financial Margin	**443**	**326**	**173**	**942**
Result from Loan Losses	**(215)**	**(159)**	**(89)**	**(463)**
Provision for Loan and Lease Losses	(248)	(177)	(109)	(533)
Recovery of Credits Written Off as Losses	33	18	20	71
Net Result from Financial Operations	**227**	**167**	**84**	**479**
Other Operating Income/(Expenses)	**(7)**	**(71)**	**(132)**	**(209)**
Banking Service Fees	175	170	41	385
Non-Interest Expenses	(148)	(221)	(162)	(531)
Tax Expenses for ISS, PIS and Cofins	(34)	(24)	(16)	(74)
Other Operating Income	0	4	7	11
Operating Income	**221**	**96**	**(47)**	**270**
Non-Operating Income	(0)	(0)	(0)	(0)
Income Before Tax and Profit Sharing	**221**	**96**	**(47)**	**270**
Income Tax and Social Contribution	**(60)**	**(25)**	**21**	**(64)**
Profit Sharing	**(2)**	**(2)**	**(0)**	**(4)**
Net Income	**159**	**69**	**(26)**	**202**
Net Income of Itaú	159	69	(9)	220
Net Income of CBD and Lojas Americanas	-	-	(18)	(18)
(RAROC) - Return on Average Tier I Allocated Capital	**44.8%**	**40.7%**	**-23.6%**	**31.6%**
Efficiency Ratio	**25.4%**	**46.3%**	**79.7%**	**42.0%**

Note: Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
The sub-segment Itaucred Taií includes 100% of FAI - Financeira Americanas Itaú.
We made the adequacy of the internal transfer price between Itaucred Vehicles and Itaubanco Banking in order to better reflect the commercial practices of the segments.

Itaucred

On September 30, 2006

R$ Million

ASSETS	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Assets	**16,096**	**3,648**	**2,743**	**22,487**
Credit Operations	16,874	3,741	3,022	23,637
(Allowance for Loan Losses)	(1,143)	(220)	(391)	(1,754)
Other Assets	364	127	112	604
Permanent Assets	**55**	**7**	**65**	**126**
TOTAL ASSETS	**16,151**	**3,654**	**2,808**	**22,613**

R$ Million

LIABILITIES	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Liabilities	**14,893**	**3,018**	**2,385**	**20,296**
Deposits	2	57	-	59
Securities Repurchase Agreements	14,400	677	2,127	17,203
Borrowings	112	-	0	112
Other Liabilities	380	2,284	258	2,922
Allocated Capital Tier I	**1,258**	**636**	**423**	**2,317**
Allocated Capital Tier I of Itaú	1,258	636	309	2,203
Allocated Capital Tier I of CBD and Lojas Americanas	-	-	114	114
TOTAL LIABILITIES	**16,151**	**3,654**	**2,808**	**22,613**

Statement of Income

R$ Million

3rd QUARTER/06	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Managerial Financial Margin	**407**	**330**	**165**	**903**
Result from Loan Losses	**(151)**	**(103)**	**(97)**	**(351)**
Provision for Loan and Lease Losses	(174)	(118)	(117)	(408)
Recovery of Credits Written Off as Losses	23	14	20	58
Net Result from Financial Operations	**256**	**227**	**69**	**552**
Other Operating Income/(Expenses)	**(68)**	**(95)**	**(127)**	**(290)**
Banking Service Fees	143	158	35	336
Non-Interest Expenses	(188)	(226)	(145)	(559)
Tax Expenses for ISS, PIS and Cofins	(39)	(31)	(18)	(88)
Other Operating Income	17	3	2	22
Operating Income	**189**	**132**	**(58)**	**262**
Non-Operating Income	(0)	0	(0)	0
Income Before Tax and Profit Sharing	**189**	**132**	**(58)**	**262**
Income Tax and Social Contribution	**(55)**	**(40)**	**23**	**(72)**
Profit Sharing	**(2)**	**(3)**	**(0)**	**(5)**
Net Income	**132**	**89**	**(35)**	**185**
Net Income of Itaú	132	89	(21)	199
Net Income of CBD and Lojas Americanas	-	-	(14)	(14)
(RAROC) - Return on Average Tier I Allocated Capital	**40.6%**	**75.1%**	**-34.0%**	**33.8%**
Efficiency Ratio	**35.7%**	**49.0%**	**78.9%**	**47.7%**

Note: Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
The sub-segment Itaucred Taií includes 100% of FAI - Financeira Americanas Itaú.
We made the adequacy of the internal transfer price between Itaucred Vehicles and Itaubanco Banking in order to better reflect the commercial practices of the segments, resulting in a decrease in net income from R$155 million to R$132 million.

Itaucred

Vehicles

In the fourth quarter of 2006, the Vehicle sub-segment of Itaucred grew by 20.4%, essentially due to the 14.4% increase in the volume of vehicle financing and leasing transactions. The expanded portfolio had a positive impact on both managerial financial margin and revenues from banking services, associated with the credit evaluation and approval process. On the other hand, this fact gave rise to higher expenses associated with credit risk assumption. Furthermore, the aging of non-performing loans also helped increase the allowance for doubtful debts expense. However, the revision of computations relating to provisions for civil contingencies, pursuant to Ibracon and CVM instructions, led to a reversal in the allowances in this sub-segment, thus contributing to reduce non-interest expenses.

In this quarter we made changes in the internal transfer price, in order to better reflect the commercial practices of the segment. To better comparability, the prior quarter was also adjusted (for further information, please see www.itauir.com, section Financial Information/Financial Statements).

Credit cards - Non Current Account Holders

The net income of the Credit Cards – Non-Account Holders was R$69 million in the fourth quarter of 2006, down 21.7% from the prior quarter due to higher allowance for possible loan losses expense, on account of the increased amount of receivables (cash and installment sales), as well as the performance of overdue transactions.

The increased revenues from banking services is primarily due to the growth in interchange revenues arising from the higher volume of transactions.

Taií

Taií's loan portfolio maintained its growth path in the fourth quarter of 2006, totaling R$3,228 million, a 6.8% increase compared to the prior quarter. At the end of the period, Taií had 5.8 million customers. Such performance was driven by the following operations:

Financeira Itaú

Taií 's own store network continued to expand on a countrywide basis to reach 248 stores at year end in the States of São Paulo, Rio de Janeiro, Minas Gerais, Paraná, Espírito Santo, Bahia, Pernambuco, Goiás and Ceará. Also, Financeira Itaú also launched new products – personal loan under overdraft facilities and borrower insurance. A sales force of over 1,800 people was trained in the new products. In 2007, Financeira Itaú will focus on consolidating the current operations and increasing the product portfolio and customer base activation, in order to break even by year end. The loan portfolio added up to R$285 million, up 5.6% quarter-on-quarter.

Financeira Itaú-CBD

At the end of 2006, Financeira Itaú CBD (FIC) had 339 points-of-sale at CBD network stores. The growth in FIC's customer base arises from the offer of a large portfolio of products and services (personal loan under overdraft facilities, personal loan for low income earners, insurance, private label cards, and cobranded credit cards) at the business units located at Pão de Açúcar, Extra, Extra-Eletro, CompreBem and Sendas stores. These products generated a portfolio of R$867 million, representing a 9.9% increase compared to the prior quarter.

Financeira Americanas Itaú

Financeira Americanas Itaú (FAI) consolidated its presence at Lojas Americanas points-of-sale through the offer of personal loans under overdraft facilities, personal loans for low income earners, insurance, private label cards and cobranded credit cards at 247 network stores, of which 237 are located at Lojas Americanas premises and 10 are own stores. FAI's goals for 2007 are to expand its market share by diversifying its product portfolio and enlarging its customer base. The volume of receivables amounted to R$180 million in 2006, representing a 24.8% increase when compared to the previous quarter.

Consignment Credit

Payroll Loans are granted under a commercial agreement between Itaú and BMG. This segment closed the year with 506 thousand customers and a portfolio of R$1,897 million, reflecting a 4.3% increase on the prior quarter.

With less than three years' presence in the market, Taií has implemented the most widely spread network among financial companies in Brazil. Its sales force includes over 7,300 youngsters and the company is the first employer for 90% of its associates.

It should be noted that the Taií sub-segment comprises 100% of the operations of both FAI – Financeira Americanas Itaú and FIC – Financeira Itaú CBD, partnerships where Itaú has a 50% share of net income.

Taií - Net Income

R$ Million

	4th Q./06	3rd Q./06	Variation
FIT	(16)	(21)	5
FIC	(27)	(23)	(4)
FAI	(9)	(5)	(3)
Consignment	25	14	11
Total	(26)	(35)	8

Taií - Credit Portfolio

R$ Million

	Dec 31,06	Sep 30, 06	Variation
FIT	285	270	15
FIC	867	788	78
FAI	180	144	36
Consignment	1,897	1,819	77
Total	3,228	3,022	207



Banco Itaú Holding Financeira S.A.

Risk Management

Risk Management

Itaú regards risk management as an essential instrument for optimizing the use of capital and selecting the best business opportunities, in order to achieve the best risk/return ratio for its stockholders.

Market Risk

Itaú manages its market risk using **Calculation of the Statistical Value at Risk (VaR), Calculation of Losses in Stress Scenarios, Stop Loss, Gap Analysis, Sensitivity Analysis, Analysis of Results and Allocation of Capital.**

VaR of the Business Units of Itaú

We show below tables with the VaR of the units of Itaú .

Banco Itaú

The structural gap, made up of the commercial transactions and associated financial instruments, showed a significant increase in the global VaR at 12/29/2006, mainly as a result of the increase in the fixed interest rate gap. In this period, lower volatility was observed in all the risk factors compared to the previous quarter. Given the reduction in the volatility and in the levels of the fixed interest rates, Banco Itaú, with a view to managing this change in the market efficiently and seeking optimization of the risk/return ratio (adjusted to cost), reduced the hedge for the structural portfolio associated with this risk factor. Even with this increase, Itaú still maintains its risk level low in relation to the unit's equity.

Structural Gap Banco Itaú VaR (*)
R$ Million

	Dec 29, 06	Sep 29, 06
Fixed Rate	59.3	6.1
Benchmark Rate (TR)	3.8	4.6
Inflation Rates	4.0	5.0
Dollar Coupon Rate	8.6	5.6
Foreign Exchange (**)	4.3	3.0
Equities	10.1	12.0
Diversification Impact	(20.3)	(18.4)
Global VaR (**)	69.8	18.0

(*) VaR refers to the maximum potential loss in 1 day, with a 99% confidence level.
(**) Considering the effects of tax adjustments.

Itaú's Proprietary Desk operates with the purpose of seeking the best alternatives amongst the various business opportunities that present themselves in the domestic and foreign markets, besides managing the risks from structured transactions offered to customers. In the quarter, the Stress VaR was R$182 million on average, while on 12/29/2006 it was R$360 million. In this period, the main exposures that contributed towards this position were incurred in the domestic fixed interest rate market, followed by those indexed to the dollar and to equities.

Stress VaR of the Proprietary Desk of Banco Itaú
R$ Million

	Dec 29, 06	Sep 29, 06
Stress VaR Global	(360.0)	(263.8)
Maximum Global Stress VaR in the quarter	(390.2)	(356.0)
Medium Global Stress VaR in the quarter	(182.0)	(168.3)
Minimum Global Stress VaR in the quarter	(15.3)	-

Find out more on risk management in our Investor Relations website, www.itauri.com.br, in the Corporate Governance / Risk Management section, and also in Form 20-F, available in the Financial Information / CVM/SEC Files section.

Banco Itaú BBA

Itaú BBA's desks act independently of Itaú, building up positions with the purpose of optimizing the risk-weighted return. The effective control and management of market risk have brought the bank comfort to manage efficiently the changes in scenarios, as well as to maintain an ongoing evolution in terms of diversification and sophistication of the transactions carried out. As observed in previous periods, Itaú BBA maintains a low exposure to market risk, compared to its capital.

Banco Itaú BBA VaR
R$ Million

	Dec 29, 06	Sep 29, 06
Fixed Rate	1.4	8.5
Dollar Coupon Rate	3.0	3.6
Foreign Exchange (*)	2.5	9.6
Equities	2.4	2.2
Sovereign	4.1	5.9
Inflation Rates	1.9	-
Foreign Interest Rates	14.3	-
Commodities	1.1	-
Foreign Exchange - Other Currencies	2.1	-
Other	0.8	-
Diversification Impact	(17.1)	(8.6)
Global VaR (*)	16.6	21.1
Maximum Global VaR in the quarter	24.2	39.2
Average Global VaR in the quarter	14.9	25.6
Minimum Global VaR in the quarter	8.4	13.4

(*) Considering the effects of tax adjustments.

Itaú

With the purpose of better compatibility between the disclosure of management information and the way in which risk management is practiced, a distinction was made in determining the Consolidated Global VaR of Itaú between the positions in which Statistical VaR is used and those in which Stress VaR is used. The table below shows the Consolidated Global VaR of Itaú , covering the portfolios of Itaú BBA, Banco Itaú Europa, Banco Itaú Buen Ayre and the structural portfolio of Banco Itaú (which includes the portfolio of BKB). The portfolios of Banco Itaú and Itaú BBA are observed jointly, with segregation by risk factor. We can observe that there was significant diversification of the risks of the business units, allowing the conglomerate to maintain a very small total exposure to market risk, when compared to its capital.

Itaú VaR
R$ Million

		Dec 29, 06	Sep 29, 06
Banco Itaú (*) + Itaú BBA	Fixed Rate	58.4	14.0
	Benchmark Rate (TR)	3.8	4.6
	Inflation Rates	6.0	7.0
	Dollar Coupon Rate	9.5	7.0
	Foreign Exchange (**)	7.4	12.7
	Private and Sovereign Securities	14.0	21.2
	Equities	11.8	13.1
	Libor	14.4	0.8
	Commodities	1.1	-
	Foreign Exchange - Other Currencies	2.1	-
	Other	0.8	-
Banco Itaú Europa		0.8	1.1
Banco Itaú Buen Ayre		0.3	0.3
Diversification Impact		(37.9)	(39.0)
Global VaR (**)		92.5	42.8

(*) Not considering the Proprietary Desk Portfolio.
(**) Considering the effects of tax adjustments.

Risk Management

Securities Portfolio

History of Securities Portfolio

R$ Million

	Dec 31, 06	%	Sep 30, 06	%	Dec 31, 05	%	Variation (%) Dec/06-Sep/06	Variation (%) Dec/06-Dec/05
Public Securities - Domestic	9,373	20.3%	10,798	25.3%	6,638	20.1%	-13.2%	41.2%
Public Securities - Foreign	3,135	6.8%	1,431	3.4%	629	1.9%	119.1%	398.6%
Total Public Securities	12,508	27.1%	12,229	28.7%	7,267	22.0%	2.3%	72.1%
Private Securities	16,036	34.7%	14,123	33.1%	12,781	38.6%	13.5%	25.5%
PGBL/VGBL Funds Quotas	14,324	31.0%	12,980	30.4%	10,215	30.9%	10.4%	40.2%
Derivative Financial Instruments	3,368	7.3%	3,315	7.8%	3,206	9.7%	1.6%	5.1%
Additional Provision	-	0.0%	-	0.0%	(370)	-1.1%	-	-100.0%
Total Securities	**46,236**	**100.0%**	**42,648**	**100.0%**	**33,098**	**100.0%**	**8.4%**	**39.7%**

The main components responsible for the 8.4% growth in the balance of the portfolio of securities and derivative financial instruments were the 13.5% increase in the private-sector securities portfolio, the 2.3% increase in the total public securities portfolio, and the 10.4% growth of the balance of PGBL/VGBL fund quotas.

The mix of securities portfolio was made up basically of 27.1% in government securities, 34.7% in private sector securities, and 31.0% in PGBL/VGBL fund quotas.

Private Securities Portfolio and Credit Portfolio

The total balance of private-sector securities, added to the credit portfolio, amounted to R$109,685 million in December 2006, which corresponded to a 5.5% increase from the third quarter of 2006.

Funds Intended for the economic agents

R$ Million

Dec 31, 06					
Risk Level	**AA**	**A**	**B**	**C**	**D - H**	**Total**
Euro Bonds and Similar	5,138	378	84	0	-	5,600
Certificates of Deposit	2,694	166	30		-	2,889
Debentures	879	1,457	17		-	2,353
Shares	1,041	117	44		7	1,210
Promissory Notes	31	30	508	21	31	622
Other	1,972	585	775	29	3	3,363
SubTotal	**11,754**	**2,732**	**1,458**	**50**	**41**	**16,036**
Credit Operations[(*)]	20,133	38,940	19,477	4,498	10,601	93,648
Total	**31,887**	**41,672**	**20,935**	**4,548**	**10,643**	**109,685**
% of Total	**29.1%**	**38.0%**	**19.1%**	**4.1%**	**9.7%**	**100.0%**

R$ Million

Sep 30, 06					
Risk Level	**AA**	**A**	**B**	**C**	**D - H**	**Total**
Euro Bonds and Similar	4,480	261	191	0	49	4,980
Certificates of Deposit	2,658	161			-	2,819
Debentures	952	581	114		-	1,647
Shares	1,008	130	21	8	0	1,168
Promissory Notes	115	45	606	67	-	834
Other	1,686	561	290	135	3	2,675
SubTotal	**10,873**	**1,737**	**1,212**	**210**	**52**	**14,123**
Credit Operations[(*)]	18,951	36,597	18,944	4,903	10,474	89,869
Total	**29,824**	**38,334**	**20,157**	**5,113**	**10,526**	**103,992**
% of Total	**28.7%**	**36.9%**	**19.4%**	**4.9%**	**10.1%**	**100.0%**

(*) Endorsements and Sureties included.

Risk Management

Credit Risk

The continuous improvement in the process for decision-taking and for credit risk management and control, guided by the best market practices, have made it possible for Itaú the usage of methodologies based on scientific modeling for risk analysis.

The credit policy is formulated on the basis of internal factors, established by the bank itself, and on external factors, relating to the economic environment in Brazil and abroad. Amongst the internal factors, we can highlight the customer ratings, determined by advanced credit analysis and control instruments, the levels of default, the rates of return, the quality of the portfolio, and the economic capital allocated. The bank's focus has been on evaluating the risk/return ratio in growing its assets, its main concern being the quality of the credit portfolio and the creation of value for its stockholders. The whole decision-taking process, as well as the definition of the credit policy of Itaú , is centralized, with a view to ensuring synchronized actions and optimizing business opportunities.

The evolution of the quantitative management instrumentation and the statistical models for active management of the credit portfolio make possible the identification of expected losses, which reflect the statistical average, and the unexpected ones, which indicate the possibility of loss in adverse situations. Despite being shown to have a low probability of occurrence, unexpected losses, because they represent a high loss value, may come to threaten the continuity of the business.

Accordingly, while the expected losses act as the basis for the calculation of the allowance for loan losses, the unexpected losses, also known as Value at Risk (VaR), are the basis for calculating the economic capital for covering the risks of the portfolio. Determining the allocated economic capital makes it possible to implement risk-sensitive control and pricing policies. Itaú has an in-house model for calculating the economic capital allocated to credit risk, which seeks to address the concern about the unexpected losses of the portfolio, giving special attention to the risk of concentration and the individual contribution to risk. Unlike regulatory capital, economic capital captures the intrinsic factors relating to the business, sensitizing the return to the real measure of risk.

Besides the calculation of the allocated economic capital , Itaú has used a managerial system for forecasting the allowance for loan losses based on the expected loss and on the historical level of nonperformance by type of product of the credit portfolio. Both the expected loss, measured by the allowance for loan losses, and the unexpected loss, measured by the economic capital, are used in the calculation of the Risk-Adjusted Return on Capital (Raroc), used in the management and optimization of the credit portfolio. The evolution of these managerial instruments is aligned with requirements of the New Basel Accord, so as to adjust the needs for minimum reserves compatible with the risk level of the business.

In the centralized monitoring and control, carried out by Itaú, the following instruments are used, amongst others:
- Analysis of the portfolio and definition of credit limits involving economic capital as a measure of risk;
- RAROC model for defining referential spreads;
- Quality of the portfolios (views by customer/economic group, product, line of business, and segmentation);
- Concentration/dispersion of the portfolios (ageing/flow of maturities, line of business, currency, concentration of credit by customer and economic group);
- Evolution of the profile of the portfolio and the economic impacts arising (allowance for loan losses and allocated capital) in the conglomerate and in the different segments of the bank.

Evolution of the credit portfolio

The credit portfolio showed 4.2% growth from September 2006 (+6.6% without BKB). Compared to December 2005, the portfolio grew 38.2% (+24.7% without BKB), amounting to R$93,648 million (R$84,497 million without BKB). The individuals portfolio grew 7.8% (an increase of R$2,916 million) in the last quarter, amounting to R$40,487 million (R$39,159 million without BKB).

Credit Operations



R$ Million (*)

	86	87	88	89	90	91	92	93	94	95	96	97	98	99	00	01	02	03	04	05	06
Credit Operations and Guarantees (2)	11,798	7,353	6,535	5,846	5,194	5,198	4,634	6,523	9,057	12,206	14,127	16,916	16,077	19,596	27,253	34,282	45,414	44,581	53,275	67,756	93,648
Credit Operations (1)	11,572	7,090	6,051	5,531	4,524	4,610	3,958	5,654	8,022	10,818	12,325	14,414	14,058	16,890	23,674	29,615	38,419	38,659	47,407	60,636	84,148

Credit Operations and Guarantees (2)   Credit Operations (1)

(*) In constant currency as of December 31, 1995 up to that date; in nominal amounts thereafter.
(1) Credit Operations: Loans, Leasing, Other Credits, and Advances on Foreign Exchange Contracts.   (2) Guarantees include endorsements, sureties and other guarantees.

Risk Management

The share of credits ranked between levels "AA" and "B", considering BKB, was 83.9% of the total portfolio, a 100 basis points increase in the quarter.

The ongoing work of diversifying the credit portfolio has resulted in a reduction of the concentration of the largest debtors in total portfolio. In December 2006, the hundred largest debtors accounted for 20.2% of credit portfolio including BKB, against 21.2% in September 2006. The participation of the largest debtor was 1.0% of the portfolio, a 30 basis points fall in the quarter.

**Evolution of the 100 Largest Debtors
on the Credit Portfolio**

R$ Million



* Endorsements and Sureties included.

**Evolution of the Credit Portfolio and the ratio between
Provision for Loan Losses/Credit Portfolio**

R$ Million



* Endorsements and Sureties not included.
** Exceeding Provision for Loan Losses included.

Allocated Economic Capital

Percentual Distribution of Allocated Economic Capital by Business Sector

Business Sector	Dec/06	Sep/06	Var. (b.p.)
SOVEREIGN RISK BRASIL	1.1%	1.5%	-0.5%
SOVEREIGN RISK - OTHER COUNTRIES	0.3%	0.9%	-0.6%
BUSINESSES	51.3%	52.9%	-1.6%
RETAIL	7.0%	6.9%	0.1%
FARMING AND LIVE STOCK	3.7%	3.8%	-0.1%
FINANCIAL	3.4%	4.0%	-0.6%
SERVICE COMPANIES	3.3%	3.3%	0.0%
ELECTRICAL ENERGY GENERATION AND DISTRIBUTION	3.1%	3.7%	-0.6%
FOOD AND BEVERAGES	2.6%	3.4%	-0.8%
CHEMICAL AND PETROCHEMICAL	2.3%	2.0%	0.3%
CONTRACTORS AND REAL ESTATE AGENTS	1.9%	1.8%	0.1%
STEEL AND METALLURGY	1.9%	1.8%	0.1%
TEXTILE AND CLOTHING	1.7%	1.6%	0.1%
TRANSPORTATION	1.7%	1.7%	0.0%
ELECTRONICS	1.4%	1.2%	0.2%
WHOLESALE	1.1%	1.2%	0.0%
OTHER BUSINESSES *	16.1%	16.5%	-0.4%
INDIVIDUALS	47.3%	44.6%	2.7%
Total	100.0%	100.0%	

* Sector with less than 1.1% in the total AEC included.

Itau's allocated economic capital has a balanced consumption. It is to be noted in the table that an important percentage of capital is allocated to transactions in the Individuals segment, which is well spread out. Likewise, the capital allocated to companies is not concentrated in any significant way in any sector of the economy.

Risk Management

Credit Portfolio Development Consolidated by Client Type and Currency

R$ Million

				Variation			
Total	Dec/06	Sep/06	Dec/05	Dec/06 - Sep/06		Dec/06 - Dec/05	
	Balance	Balance	Balance	Balance	%	Balance	%
Individuals	40,487	37,571	28,471	2,916	7.8%	12,016	42.2%
Credit Card	9,188	7,976	7,216	1,212	15.2%	1,972	27.3%
Personal Loans	13,284	13,829	10,320	(545)	-3.9%	2,965	28.7%
Vehicles	18,014	15,766	10,936	2,248	14.3%	7,078	64.7%
Businesses	47,263	46,558	34,744	705	1.5%	12,519	36.0%
Corporate	26,816	26,796	21,960	20	0.1%	4,857	22.1%
Small and Medium-Sized Companies	20,446	19,762	12,784	685	3.5%	7,662	59.9%
Subtotal	87,750	84,129	63,215	3,621	4.3%	24,535	38.8%
Mandatory Loans	5,898	5,740	4,541	158	2.8%	1,357	29.9%
Rural Loans	3,465	3,392	2,653	72	2.1%	811	30.6%
Mortgage Loans	2,434	2,348	1,888	86	3.7%	546	28.9%
Total	93,648	89,869	67,756	3,779	4.2%	25,892	38.2%
Local Currency							
Individuals	40,330	37,436	28,343	2,894	7.7%	11,986	42.3%
Credit Card	9,188	7,976	7,213	1,212	15.2%	1,976	27.4%
Personal Loans	13,127	13,694	10,195	(567)	-4.1%	2,932	28.8%
Vehicles	18,014	15,766	10,936	2,248	14.3%	7,078	64.7%
Businesses	33,727	32,433	24,234	1,294	4.0%	9,493	39.2%
Corporate	16,982	16,616	14,039	366	2.2%	2,943	21.0%
Small and Medium-Sized Companies	16,745	15,816	10,194	928	5.9%	6,550	64.3%
Subtotal	74,057	69,869	52,577	4,188	6.0%	21,480	40.9%
Mandatory Loans	5,881	5,725	4,532	156	2.7%	1,349	29.8%
Rural Loans	3,465	3,392	2,653	72	2.1%	811	30.6%
Mortgage Loans	2,416	2,333	1,879	84	3.6%	538	28.6%
Total	79,937	75,594	57,109	4,344	5.7%	22,829	40.0%
Foreign Currency							
Individuals	157	135	128	22	16.3%	29	22.8%
Credit Card	-	-	3	-	-	(3)	-100.0%
Personal Loans	157	135	125	22	16.3%	32	26.0%
Vehicles	-	-	-	-	-	-	-
Businesses	13,536	14,125	10,510	(589)	-4.2%	3,026	28.8%
Corporate	9,834	10,180	7,920	(346)	-3.4%	1,914	24.2%
Small and Medium-Sized Companies	3,702	3,945	2,590	(243)	-6.2%	1,112	42.9%
Subtotal	13,693	14,261	10,638	(567)	-4.0%	3,055	28.7%
Mandatory Loans	17	15	9	2	16.3%	8	88.2%
Rural Loans	-	-	-	-	-	-	-
Mortgage Loans	17	15	9	2	16.3%	8	88.2%
Total	13,711	14,276	10,647	(565)	-4.0%	3,064	28.8%

Note: Includes endorsements and sureties. Vehicle financing transactions where the assignor is co-obligor were reclassified to the "Large Corporation" group.

Credit Portfolio by Client Type and Risk Level

R$ Million

Dec 31, 2006	AA	A	B	C	D	E	F	G	H	Total
Individuals	159	21,364	9,624	1,999	1,780	1,499	1,409	383	2,271	40,487
Credit Card	0	1,955	5,010	653	541	397	164	87	381	9,188
Personal Loans	158	3,626	3,728	782	1,038	1,012	1,179	243	1,519	13,284
Vehicles	0	15,784	886	563	201	91	66	53	371	18,014
Businesses	18,369	14,884	9,006	2,326	1,134	494	327	92	630	47,263
Corporate	15,307	8,794	2,321	129	148	46	16	0	55	26,816
Small and Medium-Sized	3,062	6,090	6,685	2,197	986	448	311	92	575	20,446
Subtotal	18,528	36,248	18,630	4,325	2,913	1,993	1,736	475	2,901	87,750
Mandatory Loans	1,605	2,691	847	173	198	173	46	40	125	5,898
Total	20,133	38,940	19,477	4,498	3,111	2,166	1,783	515	3,027	93,648

Risk Management

Funding

The process of altering the funding mix continued to produce effects in the last quarter of 2006. In the period, we see the maintenance of the trend of decreasing in the balance of time deposits, because of the reduction in the issue of Certificates of Deposits (CDBs). However, we expanded money market borrowings and debentures. The balance of demand deposits showed a seasonal rise, which characterizes the last quarter of the year. Also in the quarter we expanded by 9.6% funding with savings deposits, a form of deposit that has been gaining competitiveness in view of the scenario of reduction in the basic interest rate. The deposit base is extremely broad and diversified, with 55.1% of the total balance of deposits coming from retail customers, 13.0% from institutional customers, 16.9% from large companies, and 11.7% are deposits from micro, small and medium businesses.

Funding Balance R$ Million

	Dec 31, 06	%	Sep 30, 06	%	Dec 31, 05	%	Variation (%)	
							Dec/06-Sep/06	Dec/06-Dec/05
Demand deposits	19,097	18.6%	13,757	14.8%	12,689	17.0%	38.8%	50.5%
Savings deposits	22,912	22.3%	20,900	22.5%	19,783	26.5%	9.6%	15.8%
Interbank deposits	2,167	2.1%	880	0.9%	646	0.9%	146.1%	235.7%
Time deposits	16,997	16.6%	19,889	21.4%	17,402	23.3%	-14.5%	-2.3%
Total Deposits	**61,173**	**59.7%**	**55,425**	**59.7%**	**50,520**	**67.6%**	**10.4%**	**21.1%**
Securities Repurchase Agreements - Own Issue	28,349	27.6%	25,524	27.5%	15,036	20.1%	11.1%	88.5%
Funds from Acceptances and Issue of Securities	7,541	7.4%	7,568	8.1%	4,961	6.6%	-0.4%	52.0%
On-lendings	5,484	5.3%	4,375	4.7%	4,190	5.6%	25.3%	30.9%
Total	**102,548**	**100.0%**	**92,893**	**100.0%**	**74,706**	**100.0%**	**10.4%**	**37.3%**

Liquidity Risk

The management of the liquidity risk of Itaú is centralized by Banco Itaú, which has maintained adequate liquidity levels in Brazil and abroad for the fourth quarter of 2006. This maintenance was possible because of the solid and diversified funding bases, both in the interbank market and with customers, and because of the resizing of the securities portfolio that occurred in the period.

Itaú has a structure dedicated to improve the monitoring and analysis, through models of statistical and economic-financial forecasts, of the variables in assets and liabilities that affect the cash flow and the level of reserves in local and foreign currency.

Complementarily to this, the institution has guidelines and minimum limits for reserves, which are periodically analyzed in technical committees and which aim at ensuring a safety margin adequate to the forecasted needs. The liquidity management policies and these limits are established on the basis of political and economic scenarios and on the definitions of the Higher Financial Risk Management Commission and may be reviewed in the light of the need for cash by virtue of atypical market conditions or of those arising from the institution's strategic decisions.

Operational Risk

Itaú has strict policies and control mechanisms that have the objective of providing an adequate environment for evaluating operational risks, capable of monitoring them in a consistent manner and ensuring their emergency and ongoing mitigation.

The institution has complied with the provisions of section 404 of the Sarbanes-Oxley Act (SOX), relating to the internal controls over the consolidated financial statements, and included in its annual Form 20-F, filed with the SEC – Securities and Exchange Commission, the "Management Report on the Internal Controls relating to the Consolidated Financial Statements", which attests that these internal controls were submitted to a process of evaluation in accordance with the standards of the American regulators, and that the results obtained demonstrate their effectiveness for December 31, 2005.

The internal control structure has currently been mobilized with the objective of attaining, at the end of 2007, total adherence to Resolution 3380, published in June 2006 by the National Monetary Council (CMN). This resolution defines the minimum criteria to be implanted in financial institutions for the correct management of operational risk, defined as the possibility of the occurrence of losses resulting from failure, deficiency or inadequacy of internal processes, persons and systems, or external events.

The managerial model now adopts the criterion of economic evaluation by line of business, based on capital allocation associated with the operational risks incurred, which permits greater refinement of the process of pricing products and services offered by the institution. We believe that this proprietary mechanism will be approved by the Brazilian regulatory body within the category of Advanced Model for Operational Risk according to the criteria of the New Basel Capital Accord.

With the use of these operational risk control and management mechanisms, Itaú foresees, besides the improvement of its management process, early compliance with the requirement of the regulatory bodies and, in particular, the perpetuation of its image as a solid and reliable bank.

Balance Sheet per Currency

Balance Sheet per Currency (*)

The Balance Sheet per Currency shows the balances linked to the local and foreign currencies. At December 31, 2006, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability in the total of US$1,622 million. It should be pointed out that our gap management policy considers the tax effects of this position. Because the result of exchange variations on foreign investments is not taxed, our hedge (liability position in exchange derivatives) is in excess of the assets hedged, so that the total results of our exchange exposure, net of tax effects, is virtually nil and consistent with the strategy of low risk exposure adopted by Itaú.

R$ Million

Assets		Dec 31,06				Sep 30,06
	Consolidated	Business in Brazil			Business Abroad	Business in Brazil
		Total	Local Currency	Foreign Currency		Foreign Currency
Cash and Cash Equivalents	3,391	3,031	2,811	220	387	755
Short-term Interbank Deposits	31,409	25,825	25,308	517	7,045	886
Securities	46,236	35,854	35,662	191	14,257	539
Loan and Leasing Operations	76,718	70,503	65,927	4,576	7,375	4,661
Other Assets	47,352	46,484	38,991	7,494	1,436	11,855
Foreign Exchange Portfolio	12,872	13,402	6,288	7,114	0	11,790
Other	34,480	33,082	32,703	379	1,436	65
Permanent Assets (**)	4,585	11,555	2,847	8,708	764	7,567
TOTAL ASSETS	209,691	193,252	171,546	21,706	31,264	26,263
DERIVATIVES - CALL POSITIONS						
Futures				7,752		10,446
Options				4,410		4,869
Swaps				10,380		10,630
Other				4,632		4,161
TOTAL ASSETS AFTER ADJUSTMENTS (a)				48,880		56,370

Liabilities		Dec 31,06				Sep 30,06
	Consolidated	Business in Brazil			Business Abroad	Business in Brazil
		Total	Local Currency	Foreign Currency		Foreign Currency
Deposits	61,173	54,426	54,355	70	8,136	54
Deposits Received under Securities Repurchase Agreements	39,345	35,873	35,873	0	3,474	0
Funds from Acceptances and Issue of Securities	7,541	8,052	3,777	4,275	3,388	3,864
Borrowings and On-lending	10,517	7,566	5,082	2,484	4,012	2,889
Derivative Financial Instruments	2,246	1,580	1,580	0	670	0
Other Liabilities	44,892	41,885	34,336	7,549	3,733	12,200
Foreign Exchange Portfolio	13,124	13,651	7,271	6,380	0	10,390
Other	31,768	28,234	27,065	1,168	3,733	1,810
Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	19,036	19,036	19,036	0	0	0
Deferred Income	81	66	66	0	15	0
Minority Interest in Subsidiaries	1,295	1,204	1,204	0	91	0
Stockholders' Equity	23,564	23,564	23,564	0	7,745	0
TOTAL LIABILITIES	209,691	193,252	178,874	14,378	31,264	19,007
DERIVATIVES - PUT POSITIONS						
Futures				13,340		18,307
Options				2,846		3,735
Swaps				19,127		17,262
Other				1,932		1,584
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				51,622		59,895
Foreign Exchange Position (c = a - b)				(2,742)		(3,526)
Foreign Exchange Position of Minority Stockholders' (d)				(726)		(684)
Net Foreign Exchange Position after Minority Stockholders' (c + d) R$				(3,468)		(4,210)
Net Foreign Exchange Position after Minority Stockholders' (c + d) US$				(1,622)		(1,936)

(*) Excludes transactions between local and foreign business.
(**) Includes investments abroad by acquiring BankBoston Chile and BankBoston Uruguay, yet not consolidated.

Activities Abroad

Activities Abroad

Itaú has a significant overseas footprint and is prominent among private capital economic groups with activities abroad. Our strategic presence is expressed by having units located in the Americas, in Europe and in Asia. During the fourth quarter of 2006, we expanded our activities by acquiring the operations of BankBoston Chile (an investment grade country) and the operations of BankBoston Uruguay (3rd place amongst private banks in the local ranking by assets) and its credit and debit card administrator (the largest card issuer, with a share of over 50% in the Uruguayan market).

At December 31, 2006, our consolidated investments abroad, not considering BankBoston Chile and BankBoston Uruguay, totaled R$7,745 million (US$3,622 million), including non-financial activities.

Considering the inclusion of these investments, we reach the total of R$8,708 million (US$4,073 million).

Highlights – Units Abroad

R$ Million

UNIT ABROAD	Dec 31,06	Sep 30,06	Comments on the variation in the quarterly results
Branches Abroad			
Assets	6,755	6,725	Higher income with the realization of the surplus value of securities portfolio and with derivative financial instruments, particularly in the futures market.
Stockholders' Equity	1,867	1,857	
Net Income accumulated in the Financial Year	100	67	
Net Income in the Quarter	33	(28)	
Quarterly annualized ROE	7.1%	-6.0%	
Annual ROE	5.4%		
Itau Bank, Ltd.			
Assets	4,478	3,015	Higher income with derivative financial instruments, particularly in the future markets.
Stockholders' Equity	1,202	1,203	
Net Income accumulated in the Financial Year	(14)	(33)	
Net Income in the Quarter	19	5	
Quarterly annualized ROE	6.3%	1.6%	
Annual ROE	-1.1%		
Banco Itaú Buen Ayre S.A.			
Assets	1,442	1,343	Maintenance of the performance of the previous quarter
Stockholders' Equity	218	218	
Net Income accumulated in the Financial Year	11	10	
Net Income in the Quarter	1	1	
Quarterly annualized ROE	1.9%	1.8%	
Annual ROE	5.0%		
Banco Itaú Europa S.A. Consolidated			
Assets	8,751	8,682	Higher income with derivative financial instruments, with the securities portfolio, and with the reversal of tax provisions.
Stockholders' Equity	1,240	1,181	
Net Income accumulated in the Financial Year	115	85	
Net Income in the Quarter	31	15	
Quarterly annualized ROE	10.1%	5.2%	
Annual ROE	10.0%		
Subsidiaries of Banco BBA [1]			
Assets	13,827	11,533	Higher income with Brazilian and American sovereign debt instruments and with the reversal of allowances for loan losses arising from the reclassification of risk ratings.
Stockholders' Equity	2,250	2,167	
Net Income accumulated in the Financial Year	232	132	
Net Income in the Quarter	100	23	
Quarterly annualized ROE	18.1%	4.3%	
Annual ROE	11.4%		

1) Perobá Ltd. (formerly BBA - Creditanstalt Bank Ltd.), Banco Itaú BBA S.A. - Nassau Branch, Banco BBA S.A. - Uruguay Branch, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., AKBAR—Marketing e Serviços Ltda. (extinguished on August 31, 2006).

Activities Abroad

Trade Line Raising

Our extensive relationship with correspondent banks provides us with a great power of penetration and diversification of the origin of funds which, combined with our superior understanding of the Brazilian economic fundamentals, leads to a larger supply and longer terms, while funding costs are kept at historically low levels.

Trade Line Distribution

Group/Country	Participation
Europe	61%
United States	22%
Latin America	11%
Canada	3%
Asia	3%

Performance of Over-Libor spread on trade lines (%p.y.)

At:	Due To:	
	180 days	360 days
Jun 30,06	0.150%	0.200%
Sep 30,06	0.150%	0.200%
Dec 31,06	0.150%	0.200%

Main Issues Outstanding[1]

We highlight below the main financial funding outstanding in the fourth quarter of 2006.

US$ Million

Instrument	Coordinator	Balance at Sep 30,06	Balance at Dec 31,06	Issue Date	Maturity Date	Coupon % (p.y.)
Fixed Rate Notes [2]	Merrill Lynch	254	252	08/13/2001	08/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch and Itaubank	100	100	08/13/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch and Itaubank	80	80	11/09/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch	105	105	11/25/2003	09/20/2010	5.010%
Fixed Rate Notes	ABN Amro Bank and Itaubank	125	125	01/31/2005	01/31/2008	4.375%
Floating Rate Notes	Itaubank	393	393	12/31/2002	03/30/2015	Libor[7] + 1.25%
Floating Rate Notes[3]	Itaú Europa, HypoVereinsbank and ING Luxembourg	254	264	06/25/2004	07/12/2007	Euribor[8] + 0.45%
Floating Rate Notes	Merrill Lynch	105	105	07/07/2004	03/20/2011	Libor[7] + 0.65%
Floating Rate Notes[4]	HypoVereinsbank and ING	254	264	06/22/2005	06/22/2010	Euribor[8] + 0.375%
Floating Rate Notes	Calyon	102	102	06/30/2005	09/20/2008	Libor[7] + 0.30%
Floating Rate Notes	Calyon	200	200	06/30/2005	09/20/2012	Libor[7] + 0.20%
Floating Rate Notes	Dresdner Bank	200	200	09/20/2006	09/20/2013	Libor[7] + 0.50%
Floating Rate Notes[5]	Itaú Europa, HypoVereinsbank and LB Baden Wuerttemberg	127	132	12/22/2005	12/22/2015	Euribor[8] + 0.55%
Floating Rate Notes[6]	Itaú Europa, UBS Investments Bank/US and Natexis Banques Populaires	380	396	07/27/2006	07/27/2011	Euribor[8] + 0.32%
Other Notes[9]		412	380			
Total		3,091	3,097			

(1) Amounts refer to principal amounts.
(2) Amount in US$ equivalent to JPY 30 billion.
(3), (4), (5) and (6) Amounts in US$ equivalent on the dates shown to € 150 million, € 200 million, €100 million and € 300 million, respectively.
(7) 180-day Libor.
(8) 90-day Euribor.
(9) Structured and Credit Linked Notes.



Banco Itaú Holding Financeira S.A.

Ownership Structure

Ownership Structure

In the Extraordinary General Meeting on 12/26/2006, the incorporations of all the shares of BKB Chile, BKB Uruguay and OCA companies were decided, with the consequent capital increase and issue of 20,536,836 common book-entry shares, which are now reflected in the structure below.

Note 15 to the Financial Statements details the average acquisition cost of treasury stock, as well as the activity of options granted to conglomerate executives under the "Stock Options Plan". If the option grant expenses were recognized in net income, the impact on the results for the fourth quarter of 2006 would be an expense of R$17 million.

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Dec 31, 06	Sep 30, 06	Dec 31, 05
Stockholders	55,327	56,519	51,624
Outstanding Preferred Shares (in thousands)	575,715	575,039	502,434
Outstanding Common Shares (in thousands)	621,504	601,517	601,576
Outstanding Shares (in thousands)	1,197,218	1,176,556	1,104,009
Preferred Shares in Treasury (in thousands)	19,781	20,457	24,544
Common Shares in Treasury (in thousands)	4,997	4,447	4,388
Shares in Treasury (in thousands)	24,778	24,904	28,932

The organization chart below summarizes our current ownership structure.



Família E.S.A.
60.70% CS
33.84% Total
Free Float
39.30% CS
82.68% PS
Itaúsa
85.99% CS
44.64% Total
Bank of America
3.30% CS
11.90% PS
7.44% Total
Free Float
10.71% CS
88.09% PS
Banco Itaú Holding Financeira S.A.
BKB Chile
100.00% CS
100.00% Total
BKB Uruguai mais Empresas OCA
100.00% CS
100.00% Total
Banco Itaú
100.00% CS
100.00% Total
Banco Itaú BBA
50.00% CS
95.75% Total
(Note.)
Banco Itaú Europa
19.53% CS
19.53% Total
Itaú Corretora de Valores
99.99% CS
99.99% Total
Orbitall
99.99% CS
99.99% Total
Banco Itaucard
99.99% CS
99.99% Total
Itaú Bank
100.00% CS
100.00% Total
Banco Itaú Buen Ayre
100.00% CS
100.00% Total
Banco Itauleasing
99.99% CS
99.99% Total
Banco Itaúbank
100.00% CS
100.00% Total
Banco Itaú Cartões
99.99% CS
99.99% Total
Banco Fiat
99.99% CS
99.99% Total
Banco Itaucred
99.99% CS
99.99% Total
Financeira Itaú CBD
50.00% CS
50.00% Total
Financeira Americanas Itaú
50.00% CS
50.00% Total
Itaú Capitalização
99.99% CS
99.99% Total
Itaú Seguros
100.00% CS
100.00% Total
Itaú Vida e Previdência
100.00% CS
100.00% Total

Note: Itaúsa's direct and indirect interest in Banco Itaú Europa is 89.19%.

Securities Market Performance

In 2006, our preferred stock (ITAU4) closed the year at R$77.40 per share, appreciating 37.5%. Our common stock (ITAU3), at the end of the year appreciated 37.7%, trading at R$64.74 per share. Our ADRs (ITU) traded on NYSE closed the year with a 50.5% appreciation, quoted at US$36.15 per ADR. The market capitalization of Itaú Holding reached the amount of R$92.3 billion, appreciating 49.0% compared to the previous year.

Average Daily Volume Traded—R$ Million

	BOVESPA	NYSE	TOTAL
2002	22	8	30
2003	23	12	35
2004	31	19	50
2005	59	42	101
2006	63	81	144

The highlights of the year in 2006 were:

- We had a noteworthy 42.6% increase in the average financial volume traded in our stock and ADRs.
- The average daily financial volume traded on Bovespa corresponded to 43.8% of the total volume involving stock and ADRs.
- On March 1, 2007 will be "Itaú Day" on NYSE, celebrating 5 years of listing.

Securities Market Performance - R$

2006	Preferred Shares	Common Shares
Maximum in the year (a)	77.49	65.00
Average in the year	66.49	56.28
Minimum in the year (b)	51.03	44.00
Variation % (a/b)	51.9%	47.7%
Closing Quotation (*)	77.40	64.74

(*) On 12/28/2006.

Net Dividends/ Interest on Own Capital (JCP)



Dividends/ Total JCP - R$ Million ▬ Dividends/JCP Unitary - R$ per share

In the last 10 years we paid on average 35.0% of Net Income to our stockholders in the form of Dividends/ Interest on Own Capital (JCP). Furthermore, we did not carry out any capital increase in cash, and we distributed over R$10.1 billion in Dividends / JCP to our stockholders in this period. In 2006, for the fifth consecutive year, the Board of Directors decided to increase the monthly unitary dividend (from R$0.021 to R$0.024 per share), distributing a total of R$1,923 million (R$1.61 per share), in Dividends/ JCP net of taxes.

Important Events

"Business Sustainability Index"

For the second consecutive year, Itaú was chosen to make up the theoretical portfolio of Bovespa's ISE – Business Sustainability Index. The ISE includes companies that adopt best practices in the relationship with employees and suppliers, with the community and in corporate governance, and it was created to become a benchmark for socially responsible investment. The share of Itaú Holding in the index is 13.31%.

"Acquisition of Santander Banespa in Japan"

On December 25, Itaú took over Banespa's deposit and remittance operations in Tokyo, expanding its presence in Japan. With this transaction, Itaú now has 16 thousand current account holders (8% of the Brazilian population in Japan that is formally benefited by banking inclusion), administering US$135 million in deposits and US$220 million a year in remittances to Brazil – equivalent to 11% of this market. An agreement was also signed with an international funds transfer company, which for 2007 provides for remittances of US$500 million from the 'dekasseguis', Brazilians of Japanese descendents who are working temporarily in Japan.

"2006 Apimec Cycle – 4th Quarter"

In the 4th quarter of 2006, 7 meetings were held with analysts in the cities Fortaleza, Florianópolis, Juiz de Fora, Ribeirão Preto, São Paulo, Uberaba and Uberlândia); the highlight was Fortaleza, where Itaú was given Apimec's "Quality Award", for the best meeting of the year held in the Northeast. Itaú was present at 14 Apimec meetings throughout Brazil in 2006. In April 2007, 3 Apimec meetings are scheduled: in Belo Horizonte on the 4th, in Rio de Janeiro on the 11th, and in Brasilia on the 12th.

Performance Culture

The higher market capitalization, the significant increase in the liquidity of our stock, and the launch of differentiated products and services for the capital market, among other initiatives, reflect the enhancement of Itaú Holding's Performance Culture, which aims at creating value for our stockholders and focuses on sustained profitability.

Recurring Return on Average Equity (%)(*)



(*) Annualized.

PRICEWATERHOUSECOOPERS 🅿

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. In connection with our audit of the financial statements of Banco Itaú Holding Financeira S.A. and Banco Itaú Holding Financeira S.A. and its subsidiaries as of December 31, 2006 and 2005, on which we issued an unqualified opinion dated February 12, 2007, we performed a review of the supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries.

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management Discussion and Analysis Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management Discussion and Analysis Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3. On the basis of our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2006 taken as a whole.

São Paulo, February 12, 2007



PricewaterhouseCoopers
Auditores Independentes

CRC 2SP000160/O-5
Ricardo Baldin
Contador CRC 1SP110374/O-0



Banco Itaú Holding Financeira S.A.











Complete Financial Statements
December 2006

BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR 2006

We present below the main results of Itaú for 2006. The complete financial statements and the Management's Discussion and Analysis Report are available on Itaú website (http://www.itauri.com.br).

1. In 2006, consolidated **net income** of Banco Itaú Holding Financeira (Itaú) without the effects of the BankBoston (BKB) acquisition **totaled R$ 6,480 million**, with return of 34.1% on average equity. When taking into account the effects of this acquisition, net income amounted to R$ 4,309 million, with a return of 22.7%. **Consolidated stockholders' equity totaled R$ 23,564 million**, a 51.4% increase in the year, and the referential equity for operating limits calculation purposes was R$ 30,720 million.

2. On May 1 and August 8, 2006, Itaú and Bank of America Corporation entered into agreements for the **acquisition of the operations of BankBoston and subsidiary companies in Brazil, Chile and Uruguay**. The payment for this transaction was made through the issuance of 68,518 thousand preferred shares and 20,537 thousand common shares of Itaú, corresponding to 7.44% of its capital stock. On August 22, the operation was approved by Brazilian Central Bank (Bacen) and on February 1, it approved the operations in Chile and Uruguay. To conclude the process, we are only awaiting the formalization of Uruguayan authority, which depended on Bacen's approval.

3. In 2006, we highlight, besides the BKB acquisition, the following investments:

    *   Banco Itaú Europa S.A. and its subsidiary Banco Itaú Europa Luxembourg S.A. signed an agreement with Bank of America Corporation for the **acquisition of the total capital of BankBoston International and BankBoston Trust Company Limited**, which includes around 5,500 private banking clients in Latin America and a total volume of managed financial assets of around US$ 3.7 billion.
    *   **Banco Itaú assumed the deposit and remittance operations of Santander Banespa in Japan**, merging them with the operations of its branch in Tokyo.
    *   Itaú and XL Capital Ltd. (XL), one of the largest insurance companies in the world in the large risk segment, **incorporated a new insurance company, Itaú XL Seguros Corporativos S.A.** (Itaú XL), which will operate in the commercial and industrial insurance markets of large risk in Brazil. Thus, Itaú is prepared to take advantage of the opportunites that will arise from the end of the monopoly of the Brazilian Reinsurance Institute.
    *   It is also important to mention, the acquisition of Previtec Previdência e Tecnologia Ltda and of SFR Softwares e Análises de Sistemas Ltda, specialized companies in providing management services to private pension companies and a joint acquisition with Lojas Americanas S.A., of Pandora Participações S.A., a company that holds the right to offer financial products and services, through the eletronic channel Shoptime and TV Shoptime.

4. Itaú paid or provided for its own taxes and contributions of R$ 6,220 million for the year. Additionally, the amount of R$ 9,131 million in taxes, directly levied on financial operations, was withheld and passed on from clients, and the taxes and contributions paid through the Itaú network on account of clients reached R$ 109 billion.

5. This year, **Itaú's preferred** and common **shares rose 30.8%** and 26.5%, respectively, while the Bovespa index rose 30.7%. **Itaú's market value reached R$ 92,270 million** at the end of 2006. The amount of interest on own capital provided for and distributed to the shareholders totaled R$ 2,212 million at the proportion of R$ 1.89 per share.

6. **Itaú employed 59,921 people** at the end of 2006 with a 17.4% increase for the year, mainly due to the acquisition of BankBoston's operations in Brazil, with 3,821 employees, and Orbitall, with 2,349 employees. Fixed compensation plus charges and benefits totaled R$ 4,015 million in the year. Welfare benefits granted to employees and their dependants totaled R$ 701 million. Itaú invested R$ 69 million in education, training and development programs.

7. **Consolidated assets increased 37.6%** in the year, totaling R$ 209,691 million. **The loan portfolio**, including endorsements and sureties, grew 38.2%, totaling **R$ 93,648 million**. **Noteworthy is the**

42.2% increase in the credit to individuals segment, reaching R$ 40,487 million. In the very small, small and middle market company segment, the increase was 59.9%, reaching R$ 20,446 million.
Total free, raised and managed own assets increased 43.3% in the year, totaling R$ 357,137 million. Savings deposits increased 15.8%. The total amount of technical provisions of insurance, pension plan and capitalization reached R$ 19,036 million, an increase of 30.0% in the year.

8. **Itaú complied with all the requirements of Section 404 of the Sarbanes-Oxley Act** in connection with the internal controls over the consolidated financial statements as of December 31, 2005, being one year ahead of the compliance deadline set by the US authorities and the first foreign bank listed in the NYSE (New York Stock Exchange) to achieve this result.

9. In 2006, Itaú continued to be **the only Latin American bank in the Dow Jones Sustainability Index (DJSI) since its creation**, for seven consecutive years. It has also been selected, again, to be part of the share portfolio of the Business Sustainability Index (ISE) of Bovespa.

10. For the first time, Moody's assigned to a Brazilian Bank, Itaú, through its Cayman Branch, the investment grade rating for long-term foreign-currency debt securities. The deposit ratings of Banco Itaú, Banco Itaú BBA and Banco Itaú Cayman Islands were also upgraded. **Itaú was considered the Best Brazilian bank by Euromoney magazine (9th year in a row)** and the Most Sustainable and Ethical Bank in Latin America by Latin Finance magazine and Management & Excellence consulting firm. Latin Finance magazine also considered Banco Itaú the Bank of the Year 2006 in Latin America and the Caribbean, and Banco Itaú BBA the Best Investment Bank in Brazil.

11. Banco Itaú Holding, Banco Itaú, Banco Itau BBA, Banco Itaú Europa and Banco Itaú Buen Ayre **adopted the revised version of the Ecuador Principles**, which set forth the application of those principles for projects exceeding US$ 10 million. Itaú also applies social and environmental assessment criteria for projects with amounts higher than R$ 5 million.

12. **In 2006, R$ 110 million were invested in social and cultural projects**. The projects supported by Rouanet Law totaled R$ 28 million. Fundação Itaú Social, one of the creators of All for Education Commitment, developed several actions and initiatives aimimg at contributing to the access, stay, completion and success at school by children and young people. The "Itaú Criança" (Itaú Child) Program, which mobilizes society with actions and programs that contribute to the full development of children and young people, in 2006, directly supported 1.8 million children served by "Pastoral da Criança", a religious institution for children support. Fundação Itaú Social invested its funds in 22 own projects and 144 supports to institutions. The third "Escrevendo o Futuro" (Writing the Future) Award took place with the participation of 15,461 schools, 33,449 teachers and 1.6 million students of the 4th and 5th grades of public elementary and middle schools in Brazil. Instituto Itaú Cultural has reinforced its work in making the access to culture more democratic. In 2006, the initiatives at the Instituto's headquarters in São Paulo reached over 300 thousand people and 206 events took place in all Brazilian states.

São Paulo, February 12, 2007.

Olavo Egydio Setubal

Chairman of the Board of Directors

MANAGEMENT REPORT 2006

To our Stockholders:

We present the Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for 2006, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

The Economy and Banking Sector

In 2006, there was a significant reduction in interest rates in the economy. The basic interest rate – Selic – ended 2006 at is lowest nominal level: 13.25% p.a. Concurrently, the inflation measured by consumer prices decreased, falling below the mean of the target. The reasons that contributed to a lower inflationary level include high actual interest rate of economy, lower pressure by managed prices and exchange valuation, the latter due to strong external accounts, with surpluses in the current and capital accounts. The lower interest rates scenario allowed for a decrease in the funding rate which, together with lower bank spreads, represented a reduction in loan rates in the industry.

The economic growth was a little higher than in 2005. However, differently from 2005, the domestic demand determined the activity level, as a consequence of the flexibilization of the monetary policy and increase in real salaries. Both investment and consumption grew more than GDP. The strong growth in bank loans contributed to the increase in the internal demand.

The volume of loans with free assets increased 23.6% in the year. Consequently, total loans of the financial system reached 34.3% of GDP in December, from a 31.2% level in December 2005.

For individuals, vehicle loans and increase in personal loans were noteworthy in 2006. For the latter, the strong increase in payroll advance loans was important. In the case of legal entities, the highlights were working capital, asset purchase and foreign onlending operations. Finally, the rapid increase in real estate loan, still resulting from legal changes occurred in prior years, should be emphasized.

Together with the higher loan offer, there was an expansion in funding in the banking industry, including savings deposits, encouraged by a relative better remuneration on this instrument.

Also noteworthy is the capital markets, which is more dynamic, with a large increase in funding. The primary issues of shares more than tripled. The issues of initial public offering are also worth mentioning. Debenture issues posted a 67% increase in the year.

Banco Itaú Holding Financeira S.A.

Main investments

. Acquisition of BankBoston

On May 1 and August 8, 2006, Itaú Holding and Bank of America Corporation (BAC) entered into agreements for the acquisition of BankBoston (BKB) and subsidiary companies in Brazil, Chile and Uruguay by Itaú Holding. On August 22, the Brazilian transaction was authorized by Bacen and was approved by the Extraordinary Stockholders' Meeting (ESM) on August 25, as from September 1, with the change of the company's name to Banco ItauBank S.A.. At ESMs held in December 26, stockholders approved the transfer of all shares of the capital stock of BankBoston's operations in Chile and Uruguay, converting them into Itaú Holding's wholly-owned subsidiary companies, and on February 1, 2007, this operation was approved by Bacen. To complete the process, we are only awaiting the formalization of Uruguayan authority, which depended on Bacen's approval (Banco Central do Brasil).

These transaction were paid for through the issue of 68,518 thousand preferred shares and 20,537 thousand common shares of Itaú Holding capital, corresponding to 7.44%. Therefore, BAC, 2nd largest bank in the world in market value, will become an important shareholder of Itaú Holding.

Two members of the Board of Directors were elected: Geraldo Carbone, former president of BankBoston in Brazil and Guillhermo Alejandro Cortina, appointed by BAC.

The BankBoston operation in Brazil, which was named ItauBank, started immediately to operate under Itaú Personnalité brand. The synergy resulting from keeping the network of branches and the integration of the BankBoston team guarantee the maintenance of the quality of customized services to high net worth individuals, while making available to these customers the conveniences of Banco Itaú.

This operation will secure Itaú Holding the leadership amongst private institutions in asset management, custody business and in the markets of large corporations and high net worth individuals and it will provide for the expansion of its operations into new markets in Latin America.

. Acquisition of BankBoston International and BankBoston Trust Company Limited by Banco Itaú Europa

Banco Itaú Europa S.A. and its subsidiary Banco Itaú Europa Luxembourg S.A. signed an agreement with Bank of America Corporation for the acquisition of the total capital of BankBoston International, with head offices in Miami, and BankBoston Trust Company Limited, with head offices in Nassau, which includes around 5,500 private banking clients in Latin America and a total volume of managed financial assets of around US$ 3.7 billion. This acquisition is subject to the approval of Banco de Portugal and authorities of the other countries involved.

This acquisition reinforces Itaú Private Bank's strategic objective of becoming, within five years, one of three best and largest Private Banking operations for Latin American clients.

Itaú Private Bank is one of the leaders in the Private Banking segment in Latin America. Banco Itaú Europa is the business platform of Itaú in Europe, operating in several market segments, such as the International Private Banking, through Banco Itaú Europa Luxembourg.

. Incorporation of Itaú XL Seguros Corporativos S.A.

On August 31, Itaú and XL Capital Ltd. (XL), one of the major insurance companies worldwide in the large risk segment, incorporated a new insurance company, Itaú XL Seguros Corporativos S.A. (Itaú XL), which will operate in the commercial and industrial insurance markets of large risk in Brazil. The capital stock of the new insurance company amounts to approximately R$ 170 million, of which each partner holds 50% of ownership interests.

Itaú XL will benefit from Itaú's knowledge of and share in the Brazilian market and XL's expertise in the subscription of large-risk insurance. Moreover, it will access the XL reinsurance capacity, being prepared for a scenario of possible changes in the regulation of the reinsurance industry in Brazil.

Susep granted a preliminary approval for the preparation of the incorporation documents, which it shall further approve, but that already permits the new insurance company to start operations.

. Agreement between Banco Itaú and Santander Banespa

With the approval by Japanese financial authorities granted on December 19, Banco Itaú assumed the deposit and remittance operations of Santander Banespa in Japan, merging them with the operations of its branch in Tokyo. The transfer is the result of the agreement entered into on October 26 by both banks. With the transfer, the clients will continue to have the same services as before, in addition to the possibility of making withdrawals in automated teller machines of the Japanese postal service, access and operation via internet and an operational call center working 24/7.

. Agreement between Itaú Holding and Lojas Americanas S.A. (LASA)

Itaú Holding and LASA signed an association agreement, aiming to make a joint investment in the capital of Pandora Participações S.A., which holds the right to offer financial products and services, with exclusivity, to the clients of the TV Shoptime and the electronic channel Shoptime.

. Acquisition of Previtec and SFR

It is also important to mention the acquisition of 50% of the quotas of the companies Previtec Previdência e Tecnologia Ltda, specialized companies in providing management services to private pension companies, including the development, maintainance, control and processing of managerial accounting systems.

Main Financial Indicators

	2006	2005	Change %
Income – R$ million			
Gross income from financial operations	12,530	11,157	12.3
Income from services, insurance, pension plan and capitalization	17,167	14,417	19.1
Expenses not related to interest (1)	15,660	10,703	46.3
Operating income	6,077	7,947	(23.5)
Consolidated recurring net income	6,195	5,443	13.8
Consolidated net income	4,309	5,251	(17.9)
Results per share – R$			
Consolidated recurring net income (2)	5.44	4.84	12.4
Consolidated net income (2)	3.79	4.67	(19.0)
Book value	19.68	14.09	39.7
Interest on capital and dividends	1.89	1.67	13.2
Price per Preferred share (PN) (3)	74.62	57.05	30.8
Market capitalization – R$ million (4)	92,270	61,935	49.0
Balance Sheet – R$ million			
Total assets	209,691	152,435	37.6
Total loans (including endorsements and sureties)	93,648	67,756	38.2
Free, raised and managed own assets	357,137	249,306	43.3
Subordinated debts	4,566	4,584	(0.4)
Consolidated stockholders' equity	23,564	15,560	51.4
Referential equity (5)	30,720	20,644	48.8
Financial ratios %			
Recurring return on average equity (6)	32.6	36.6	
Return on average equity (6)	22.7	35.3	
Return on average assets	2.4	3.6	
Efficiency ratio (7)	47.6	50.3	
Solvency ratio (Basel ratio) (8)	17.2	17.0	
Fixed assets ratio (8)	35.1	26.1	

(1) Includes personnel expenses, other administrative expenses and tax expenses with CPMF and other taxes and other operating expenses.
(2) Calculated based on the weighted average of the number of outstanding shares.
(3) Based on the average quotation of December.
(4) Calculated based on the average quotation of preferred shares on the last day of December.
(5) Capital basis, calculated according to BACEN Resolution 2,837, dated May 30, 2001, based on the economic and financial result.
(6) Represents the ratio between net income for the year and average stockholders' equity ((Dec + Sept + June + March + Dec)/5).
(7) Calculated based on international criteria defined in the Management Discussion and Analysis Report.
(8) Position at December 31.

Highlights

Consolidated net income without the effects of the BankBoston (BKB) acquisition totaled R$ 6,480 million with annualized return of 34.1% on average equity. When taking into account the effects of this acquisition, net income totaled R$ 4,309 million with return of 22.7%. Itaú Holding paid or provided for its own taxes and contributions in the amount of R$ 6,220 million.

Stockholders' equity totaled R$ 23,564 million at the end of 2006, an increase of 51.4% in the year. The referential equity used for the purposes of calculating operating limits reached R$ 30,720 million.

Itaú Holding's preferred and common shares rose 30.8% and 26.5%, respectively, as compared to the end of 2005, while the Bovespa index rose 30.7%. The market value of Itaú Holding reached R$ 92,270 million at the end of 2006.

Consolidated assets totaled R$ 209,691 million, a 37.6% increase as compared to December 2005. The loan portfolio grew 38.2% as compared to December 2005, totaling R$ 93,648 million. Specific actions of the Bank, notably in the consumer credit and vehicles segment, together with the significant increase in the demand for credit by individuals, provided for significant increases in the portfolio in 2006. Credit to individuals portfolio increased 42.2%, reaching R$ 40,487 million, an increase of R$ 12,016 million in the year. The very small, small and middle market company segment posted a 59.9% growth as compared to December 2005, and the portfolio reached R$ 20,446 million.

Total free, raised and managed own assets increased 43.3% as compared to December 2005, totaling R$ 357,137 million. Savings accounts deposits grew 15.8%.

Itaú Holding's total service network totaled 3,383 branches and service centers, 820 elecronic service centers in companies, 834 Taií stores. The ATM network totaled 23,096 units.

The efficiency of Banco Itaú's service structure and the continuous improvement of its products and services are supported by consistent investments in technology. In 2006, funds invested in IT totaled R$ 1,858 million. During the year, clients carried out 2.7 billion transactions in self-service. The ATM network accounts for over 40% of convenience operations carried out directly by clients, exceeding 1 billion transactions. Computer accesses, available to 4.8 million registered clients, totaled 744 million. A total of 857 million transactions were carried out by phone, fax, automatic debit systems and purchases with debit cards.

The efficiency ratio reached 47.6%, posting a significant improvement as compared to 50.3% in 2005. This reflects the continuous effort for cost control and revenue increase.

In 2006, the vehicle loan and lease portfolio totaled R$ 18.014 million, an increase of 64.7% as compared to 2005. This performance led Itaú to its current leading position in the vehicle loan market, with a market share of 23%.

Itaú leads the credit card issuing market in Brazil. At the end of 2006, total cards amounted to 13.4 million, accounting for revenues of R$ 35.3 billion and representing 23.5% of the market.

In 2006, Banco Itaú's financial segment - grouped under Taií brand - continued expanding its consumer credit operations. In this period, business units increased the number of stores, expanded the offer of financial services and products and made the existing customer base more profitable. At the end of 2006, consumer credit operations had 5.8 million clients and R$ 3,228 million in receivables.

In 2006, Insurance, Pension Plan and Capitalization operations were integrated, improving their synergy and efficiency gain through the joint management of the businesses. Itaú Seguros and its subsidiaries reached R$ 2,547 million in premiums earned for the year, representing a 5.2% increase as compared to 2005. Itaú Vida e Previdência's revenue reached R$ 593 million related to premiums issued in life insurance, a 8.3% increase as compared to the same period of the prior year. Technical provisions of Insurance and Pension Plan totaled R$ 17,909 million. Technical provisions of capitalization amounted to R$ 1,127 million in the period. Funds raised from the sale of Pension Plan and VGBL products reached R$ 4,158 million in 2006, representing an increase of 23.6% as compared to 2005.

Banco Itaú BBA, specialized in corporate and investment banking, is characterized by its focus on the sustainability and leadership in investment banking activities, intensification of activities in the international area, with emphasis on the big company market in Argentina, growth of structured and derivative operations, and continuous development of cash management products and services. In 2006, Banco Itaú BBA participated in debenture and promissory notes operations totaling R$ 24.2 billion and Credit Rights Investment Funds (FDIC) totaling R$ 1.7 billion. In the Anbid (National Association of Investment Banks) ranking, including operations up to November 2006, Banco Itaú BBA was ranked first in origination of fixed income and FDIC operations, with market share of 25% and 50%, respectively.

In variable income, Banco Itaú BBA was the coordinator and bookrunner of seven initial public offerings that totaled R$ 3.9 billion and of four subsequent public offerings that amounted to R$ 3.4 billion. These offerings represented 26% of total public offerings carried out in 2006, positioning Banco Itaú BBA among the three most active institutions in the variable income market, in accordance with the Anbid ranking.

Itaú Holding employed 59,921 people at the end of 2006, an increase of 17.4% as compared to 2005, mainly due to the acquisition of BankBoston's operations in Brazil, with 3,821 employees, and Orbitall, with 2,349 employees. The employee's fixed compensation plus charges and benefits totaled R$ 4,015 million in the year. Welfare benefits granted to employees and their dependents totaled R$ 701 million. In addition, Itaú also invested R$ 69 million in education, training and development programs.

Sarbanes-Oxley Act - Section 404

Itaú complied with all the requirements of Section 404 of the Sarbanes-Oxley Act in connection with the internal controls over the consolidated financial statements as of December 31, 2005, being one year ahead of the compliance deadline set by the US authorities and the first foreign bank listed in the NYSE (New York Stock Exchange) to achieve this result. This process involved an extensive assessment work of risks related to the disclosure of the financial statements and the identification and testing of the respective controls in addition to the preparation of the formal documentation of all these tasks.

The work required for the December 31, 2006, which should be filed with SEC (Securities and Exchange Commission) by June 30, 2007, is in normal course and in accordance with the schedule established.

Sustainability Indexes

In 2006, Itaú continued to be the only Latin American bank in the Dow Jones Sustainability Index (DJSI) since its creation, for seven consecutive years. This index is composed of a selected group of 318 companies from all over the world. The DJSI is the most respected global index made up of shares of companies recognized by their corporate sustainability, and it is considered to be an important benchmark for foreign investors that seek investments and diversified products.

Once again, Itaú is included in the share portfolio of the Business Sustainability Index of Bovespa (ISE). In this new portfolio, in effect from December 2006 to November 2007, 43 shares of 34 companies with recognized sustainable practices were included.

Social and Environmental Responsibility

In 2006, Banco Itaú Holding, Banco Itaú, Banco Itau BBA, Banco Itaú Europa and Banco Itaú Buen Ayre adopted the revised version of the Ecuador Principles, which set forth the application of those principles for projects exceeding US$ 10 million, consulting and improvement projects or the expansion of existing projects with significant social and environmental impact. Banco Itaú carried out another funding operation from Inter-American Investment Corporation (IIC) in the amount of US$ 50 million. These funds were allocated to financing small and middle market companies based on the evaluation of their social and environmental conduct. Itaú Holding also applies social and environmental assessment criteria for projects with amounts higher than R$ 5 million.

The actions developed by Itaú reflecting the Bank's commitment to sustainability also include discussions with the corporate community associated with the Bank. As a result, the Bank held the first "Itaú Discussion on Sustainability" event in São Paulo. Another highlight was the diferentiated launch of Banco Itaú's new social and environmental responsibility website aimed at the dissemination and sharing of the practices developed by the Bank.

In 2006 the external evaluation of implementation of Standard AA1000, aimed at involving the many Bank's stakeholders, was first put into action. Accordingly, in December the Bank held a meeting with a diversified group of people, representing diferent stakeholders that are related to the Bank in order to evaluate both Itaú's 2005 Annual Report and Social Report aimed for their improvement.

With the participation of Unicef and "Pastoral da Criança", a religious institution for children support, the Itaú Criança Program (Itaú Child Program) was launched nationwide, directly supporting in 2006 1.8 million children served by the "Pastoral". The first stage was the disclosure of the Statute of Children and Adolescents (ECA) by means of a broad campaign. The second stage involved over 3,000 branches with an important role in this program to get the involvement from the community. During this stage, clients could donate child books by making use of this broad network. Two million books were eventually collected. The last stage of the Program in 2006 saw the disclosure of the Municipal Child and Adolescent Councils (CMDCAs) which reported to clients on the possible allocation of the individual and corporate income tax to the Child and Adolescent Rights Funds.

In line with the All for Education Commitment, in which Fundação Itaú Social was one of the creators, Itaú developed several actions and initiatives aiming at contributing to the access, stay, completion and success at school by children and adolescents.

Social Investments

In 2006, R$ 110 million were invested in social and cultural projects. The projects supported by Rouanet Law totaled R$ 28 million.

. Fundação Itaú Social

Noteworthy in the year are the investments made by Fundação Itaú Social in 22 projects of its own and 144 supporting iniciatives to institutions with social actions aligned with their guidelines. The third "Escrevendo o Futuro" (Writing the Future) Award took place with the participation of 15,461 schools, 33,449 teachers and 1.6 million students of the 4th and 5th grades of public elemenary and middle schools in Brazil. The seventh edition of "Melhoria da Educação no Município" Program (Improvement of Municipal Education) involving 139 municipalities of the State of São Paulo and 31 municipalities of the State of Piauí was completed. Within the Education and Participation Program, the "Tecendo Redes para a Educação Integral" (Building Hammocks for Integral Education) National Seminar was held with the participation of over 1,300 teachers of civil society organizations and the Government who applied for the 2005 Itaú-Unicef Award. The second "Jovens Urbanos" (Urban Young People) Program in São Paulo took place, and the activities for the implementation of the first "Jovens Urbanos" in Rio de Janeiro started. Also noteworthy was the III Seminar of Social Projects Economic Evaluation in São Paulo with the participation of 230 people.

. Instituto Itaú Cultural

In 2006, the actions at the Instituto Itaú Cultural's headquarters, in São Paulo, benefited over 300 thousand people. Over 206 events in all Brazilian states were produced. The "Rumos" (Directions) Program, the purpose of which is to support, map and promote the art and intellectual production in the country, received 377 applications for the Film and Video category from 20 states and 662 applications in the Dance category from 24 states. The Art and Technology segment received 221 applications. The five selected applications in the "Rumos Cinema e Vídeo 2006-2007" (Film and Video Directions) were announced with meetings held and documentaries shown in 13 Brazilian cities, attracting 1,385 people. The "Rumos Dança 2006-2007" (Dance Directions) promoted seminars in 14 localities, attracting 1,116 people. The "Paradoxos Brasil" (Brazil Paradoxes) exhibition, composed of Visual Arts works, attracted 64,622 people to the institutions' headquarters. The fourth "Onda Cidadã" (Communal Wave) program was carried out. A total of 64 representatives from 45 broadcasting companies of 11 states participated in the meeting of radios. Also noteworthy is the third international art and technology biennial exhibition organized by Itaú Cultural.

Ratings and Awards

For the first time Moody's assigned to a Brazilian bank, Itaú Holding, through its Cayman branch, the investment grade rating for long-term foreign-currency debt securities. With this rating, the foreign securities issued by the Bank appreciated due to the market's perception of its soundness and great risk performance. It has also upgraded the deposit ratings of Banco Itaú, Banco Itaú BBA and Banco Itaú Cayman Islands. It is important to highlight, the investment grade status of Banco Itaú Europa (Baa1 by Moody's and BBB+ by Fitch Ratings), attributed to the bank since 2000.

Standard & Poor's (S&P) upgraded its local and foreign currency credit ratings from BB to BB+ assigned to Banco Itaú in global scale. As a result, the Bank exceeds the long-term sovereign foreign currency credit rating (Brazil). This new rating places Banco Itaú one step short of investment grade status.

Fitch Ratings upgraded the credit rating of short-term local currencies of Itaú Holding, Banco Itaú and Banco Itaú BBA from B to F3, as well as those of long-term foreign currencies from BB to BB+. These upgrades confirm our capacity of settling financial commitments within the expected term.

Below we present some awards granted to the Bank in 2006:

- Best Bank in Latin America – Emerging Markets Magazine
- 2006 Bank of the Year in Latin America and the Caribbean (granted to Itaú) and Best Investment Bank in Brazil (granted to Banco Itaú BBA) – Latin Finance Magazine
- The Most Sustainable and Ethical Bank in Latin America – Latin Finance/Management & Excellence Magazine (2nd consecutive year)
- Best Brazilian Bank – Euromoney Magazine (9th year in a row)
- Best Private Bank in Brazil – Euromoney Magazine
- Among the 10 most highly-regarded companies in Brazil – ranked 1st in the categories below: Bank and Private Pension Plan – TNS, InterSciense and Carta Capital
- The Best by Dinheiro – Bank category – Dinheiro Magazine
- Advertiser to lead communications in future years – 1st place; Major advertisers in the Brazilian advertising history – 2nd place; and Best campaign in the Brazilian advertising history – "Feito para você" (made for you)– 4th place – research from About Magazine

Independent Auditors – CVM Instruction No. 381

. Procedures adopted by the Company

The policy adopted by Itaú Holding, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based in the applicable regulation and internationally accepted principles that preserve the auditor's independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in Companies where he or she provides external audit services; and (c) an auditor and audit client cannot promote the interest of its client.

During the period from January to December 2006, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

- March 6, 2006 – Agreement for using an electronic library of international accounting standards – Itaú Holding – Brazil;
- June 5, 2006 – Consulting and advisory services agreement in order to resolve specific issues regarding tax, accounting and corporate structure issues – Banco Itaú S.A.– Brazil;
- August 23, 24 and 25, 2006 – Participation in the course on international accounting – Banco Itaú S.A.– Brazil; and
- November 21, 22 and 23, 2006 – Participation in the course on international accounting – Banco Itaú S.A.– Brazil.

. Summary of the Independent Auditors' justification - PricewaterhouseCoopers

The provision of the above described professional services other than external audit does not affect the independence or the objectivity of the external audit of Itaú Holding, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Holding is based on principles that preserve the independence of Independent Auditors, all of them considered in the provision of the referred services.

Circular Letter 3,068/01 of Central Bank of Brazil

Banco Itaú Holding Financeira S.A. hereby represents to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,605 million, corresponding to only 3.5% of total securities held.

Acknowledgements

Once more we thank our stockholders and clients for their support and trust that provide motivation for attaining differentiated results and our employees for their work and dedication that have resulted in significant achievements.

 (Approved at the Meeting of the Board of Directors held on February 12, 2007).

The complete financial statements and the Management Discussion and Analysis Report, which present further details on the results for the period, are available on the Itaú Holding website (http://www.itauri.com).

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS
Chairman
OLAVO EGYDIO SETUBAL

Vice-Chairmen
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

Members
ALCIDES LOPES TÁPIAS
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
GERALDO JOSÉ CARBONE
GUILLERMO ALEJANDRO CORTINA
GUSTAVO JORGE LABOISSIERE LOYOLA
HENRI PENCHAS
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD
Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-President
HENRI PENCHAS

Executive Vice-Presidents
ALFREDO EGYDIO SETUBAL*
CANDIDO BOTELHO BRACHER

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
RODOLFO HENRIQUE FISCHER
SILVIO APARECIDO DE CARVALHO

Managing Directors
JACKSON RICARDO GOMES
MARCO ANTONIO ANTUNES
WAGNER ROBERTO PUGLIESI

INTERNATIONAL ADVISORY BOARD
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

* Investor Relations Officer

ADVISORY BOARD
FERNANDO DE ALMEIDA NOBRE NETO
LÍCIO MEIRELLES FERREIRA
LUIZ EDUARDO CAMPELLO

APPOINTMENTS AND COMPENSATION COMMITTEE
President
OLAVO EGYDIO SETUBAL

Members
ALFREDO EGYDIO ARRUDA VILLELA FILHO
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE
President
CARLOS DA CAMARA PESTANA

Members
ALCIDES LOPES TÁPIAS
TEREZA CRISTINA GROSSI TOGNI

DISCLOSURE AND TRADING COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTONIO JACINTO MATIAS
HENRI PENCHAS
MARIA ELIZABETE VILLAÇA LOPES AMARO
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM
FERNANDO ALVES DE ALMEIDA

Accountant
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

BANCO ITAÚ S.A.

President and Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-Presidents
ALFREDO EGYDIO SETUBAL
ANTONIO JACINTO MATIAS
HENRI PENCHAS
RENATO ROBERTO CUOCO

Executive Vice-Presidents
HÉLIO DE MENDONÇA LIMA
JOSÉ FRANCISCO CANEPA
RODOLFO HENRIQUE FISCHER
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
ALEXANDRE DE BARROS
CLÁUDIO RUDGE ORTENBLAD
FERNANDO TADEU PEREZ
JOÃO JACÓ HAZARABEDIAN
MARCO AMBROGIO CRESPI BONOMI
OSVALDO DO NASCIMENTO
RICARDO VILLELA MARINO
SÉRGIO RIBEIRO DA COSTA WERLANG
SÍLVIO APARECIDO DE CARVALHO

Senior Managing Directors
ANTONIO CARLOS MORELLI
ALEX WALDEMAR ZORNIG
ALEXANDRE ZÁKIA ALBERT
CARLOS HENRIQUE MUSSOLINI
JACKSON RICARDO GOMES
JOSÉ GERALDO BORGES FERREIRA
LUIZ ANTONIO FERNANDES VALENTE
LYWAL SALLES FILHO
MÁRCIO ANTÔNIO TEIXEIRA LINARES
MARIA ELIZABETE VILAÇA LOPES AMARO
MÁXIMO HERNÁNDEZ GONZÁLEZ
NATALÍSIO DE ALMEIDA JÚNIOR
PAULO ROBERTO SOARES
SANDRA NUNES DA CUNHA BOTEGUIM

Managing Directors
ALMIR VIGNOTO
ANDRÉ DE MOURA MADARÁS
ANTONIO CARLOS RICHECKI RIBEIRO
ANTONIO SIVALDI ROBERTI FILHO
AURÉLIO JOSÉ DA SILVA PORTELLA
ARNALDO PEREIRA PINTO
CARLOS EDUARDO DE MORI LUPORINI
CARLOS EDUARDO MÔNICO
CESAR PADOVAN
CÍCERO MARCUS DE ARAÚJO
CRISTIANE MAGALHÃES TEIXEIRA
EDELVER CARNOVALI
EDUARDO ALMEIDA PRADO
ERIVELTO CALDERAN CORRÊA
FABIO WHITAKER VIDIGAL
FERNANDO MARSELLA CHACON RUIZ
HELI DE ANDRADE
JAIME AUGUSTO CHAVES
JEAN MARTIN SIGRIST JÚNIOR
JOÃO ANTONIO DANTAS BEZERRA LEITE
JOÃO COSTA
JOAQUIM MARCONDES DE ANDRADE WESTIN
JOSÉ ANTONIO LOPES
JÚLIO ABEL DE LIMA TABUAÇO
LUÍS ANTÔNIO RODRIGUES
LUIZ ANTONIO NOGUEIRA DE FRANÇA
LUIZ ANTONIO RIBEIRO
LUIZ ANTONIO RODRIGUES
LUIZ EDUARDO ZAGO
LUIZ FERNANDO DE ASSUMPÇÃO FARIA
LUIZ MARCELO ALVES DE MORAES
MANOEL ANTONIO GRANADO
MARCELO BOOCK
MARCELO HABICE DA MOTTA
MARCELO SANTOS RIBEIRO
MARCO ANTONIO ANTUNES
MARCO ANTONIO SUDANO
MARCOS ROBERTO CARNIELLI
MIGUEL BURGOS NETO
MOACYR ROBERTO FARTO CASTANHO
OSVALDO JOSÉ DAL FABBRO
PASCHOAL PIPOLO BAPTISTA
PATRICK PIERRE DELFOSSE
RENATA HELENA DE OLIVEIRA TUBINI
RICARDO ORLANDO
RICARDO TERENZI NEUENSCHWANDER
SÉRGIO RICARDO BOREJO
VALMA AVERSI PRIOLI

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman
ROBERTO EGYDIO SETUBAL

Vice-Chairmen
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS

Members
ALFREDO EGYDIO SETUBAL
ANTONIO BELTRAN MARTINEZ
ANTONIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER
EDMAR LISBOA BACHA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN
RODOLFO HENRIQUE FISCHER
SÉRGIO RIBEIRO DA COSTA WERLANG

EXECUTIVE BOARD

Chier Executive Officer
CANDIDO BOTELHO BRACHER

Executive Managing Vice-Presidents
ANTONIO CARLOS BARBOSA DE OLIVEIRA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Vice-President Directors - Commercial
ALBERTO FERNANDES
SÉRGIO AILTON SAURIN

Legal Counsel
EZEQUIEL GRIN

Directors
ALEXANDRE ENRICO SILVA FIGLIOLINO
ANDRÉ LUIS TEIXEIRA RODRIGUES
ANDRÉ LUIZ HELMEISTER
ANDRÉ EMILIO KOK NETO
CAIO IBRAHIM DAVID
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
FÁBIO FRAJBLAT GORODICHT
FÁBIO DE SOUZA QUEIROZ FERRAZ
FERNANDO ALCÂNTARA DE FIGUEREDO BEDA
FERNANDO FONTES IUNES
FRANCISCO PAULO COTE GIL
GILBERTO FRUSSA
GUSTAVO HENRIQUE PENHA TAVARES
JOSÉ CARLOS GIACHINI
JOÃO CARLOS DE GÊNOVA
JOÃO REGIS DA CRUZ NETO
JOSÉ IRINEU NUNES BRAGA
LILIAN SALA PULZATTO KIEFER
LUÍS ALBERTO PIMENTA GARCIA
LUIZ HENRIQUE CAMPIGLIA
MARCELO MAZIERO
MARIA CRISTINA LASS
MÁRIO LÚCIO GURGEL PIRES
MÁRIO LUÍS BRUGNETTI
MARIO LUIZ AMABILE
ODAIR DIAS DA SILVA JUNIOR
PAOLO SERGIO PELLEGRINI
PAULO DE PAULA ABREU

ITAÚ SEGUROS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Managing Director
JACQUES BERGMAN

Superintendent Director
OSVALDO DO NASCIMENTO

Executive Managing Vice-President
OLAVO EGYDIO SETUBAL JÚNIOR

Managing Directors
IDACELMO MENDES VIEIRA
MANES ERLICHMAN NETO
OSMAR MARCHINI

Executive Directors
CARLOS EDUARDO DE MORI LUPORINI
CLÁUDIO CESAR SANCHES
JOSÉ CARLOS MORAES ABREU FILHO

BANCO ITAUCRED FINANCIAMENTOS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Managing Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI

Directors
ADRIENNE PATRICE GUEDES DAIBERT (*)
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORRÊA
FERNANDO JOSÉ COSTA TELES
FLÁVIO KITAHARA SOUSA
JACKSON RICARDO GOMES
JASON PETER CRAUFORD (**)
LUÍS FERNANDO STAUB
LUÍS OTÁVIO MATIAS
LUIZ HENRIQUE DIDIER JÚNIOR (**)
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MÁRIO MENDES AMADEU
MÁRIO WERNECK BRITTO
MAURÍCIO FERREIRA AGUDO ROMÃO (**)
RODOLFO HENRIQUE FISCHER

(*) - Elected at ASM of 09/01/06 - awaiting BACEN's approval
(**) - Elected at ASM of 09/25/06 - awaiting BACEN's approval

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	12/31/2006	12/31/2005
CURRENT ASSETS	**158,940,624**	**115,203,156**
CASH AND CASH EQUIVALENTS	**3,391,367**	**2,084,562**
INTERBANK INVESTMENTS (Notes 4a and 5)	**29,816,172**	**22,046,168**
Money market	20,363,830	12,638,814
Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)	203,009	343,282
Interbank deposits	9,249,333	9,064,072
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**36,696,065**	**24,988,339**
Own portfolio	12,811,299	7,427,592
Subject to repurchase commitments	2,201,020	1,494,811
Pledged in guarantee	2,623,231	617,413
Derivative financial instruments	1,968,467	2,550,655
Assets Guaranteeing Technical Provisions - PGBL/VGBL fund quotas (Note 10b)	14,323,595	10,214,972
Assets Guaranteeing Technical Provisions - Other securities (Note 10b)	2,768,453	2,682,896
INTERBANK ACCOUNTS	**15,187,398**	**13,324,882**
Pending settlement	14,794	12,839
Central Bank Deposits	15,117,614	13,307,236
National Housing System (SFH)	30,106	1,291
Correspondents	23,460	1,970
Interbank onlendings	1,424	1,546
INTERBRANCH ACCOUNTS	**35,142**	**19,246**
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	**51,416,792**	**36,896,491**
Operations with Credit Granting Characteristics (Note 4d)	55,924,622	40,237,298
(Allowance for loan losses) (Note 4e)	(4,507,830)	(3,340,807)
OTHER RECEIVABLES	**21,436,826**	**14,962,567**
Foreign exchange portfolio (Note 8)	12,872,015	7,707,411
Income receivable	773,395	595,892
Insurance premiums receivable (Note 10b)	758,217	714,179
Negotiation and intermediation of securities	753,772	945,393
Sundry (Note 12a)	6,279,427	4,999,692
OTHER ASSETS (Note 4f)	**960,862**	**880,901**
Other assets	384,056	378,630
(Valuation allowance)	(68,537)	(95,563)
Prepaid expenses (Note 12b)	645,343	597,834
LONG-TERM RECEIVABLES	**46,165,214**	**34,356,913**
INTERBANK INVESTMENTS (Notes 4a and 5)	**1,592,750**	**830,576**
Money market	259,845	32,092
Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)	514,963	85,819
Interbank deposits	817,942	712,665
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**9,539,711**	**8,110,015**
Own portfolio	6,389,392	4,890,102
Subject to repurchase commitments	432,908	1,107,294
Pledged in guarantee	358,972	395,797
Deposited with the Central Bank	131,247	121,305
Derivative financial instruments	1,399,661	655,021
Assets Guaranteeing Technical Provisions - Other securities (Note 10b)	827,531	940,496
INTERBANK ACCOUNTS - National Housing System (SFH)	**354,747**	**362,834**
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	**25,300,940**	**19,631,902**
Operations with Credit Granting Characteristics (Note 4d)	28,223,794	20,398,271
(Allowance for loan losses) (Note 4e)	(2,922,854)	(766,369)
OTHER RECEIVABLES	**8,643,496**	**4,572,054**
Negotiation and intermediation of securities	-	24,435
Sundry (Note 12a)	8,643,496	4,547,619
OTHER ASSETS - Prepaid expenses (Note 12b)	**733,570**	**849,532**
PERMANENT ASSETS	**4,585,322**	**2,874,830**
INVESTMENTS (Notes 4g and 14a II)	**2,010,341**	**749,208**
Investments in affiliates (Note 2a I)	1,779,561	587,724
Other investments	322,062	268,539
(Allowance for loan losses)	(91,282)	(107,055)
FIXED ASSETS (Notes 4h and 14b)	**2,071,224**	**1,835,740**
Real estates in use	2,451,303	2,147,465
Other fixed assets	3,546,108	3,367,804
(Accumulated depreciation)	(3,926,187)	(3,679,529)
OPERATING LEASE ASSETS (Note 4i)	**15,189**	**18,067**
Leased assets	19,231	18,552
(Accumulated depreciation)	(4,042)	(485)
DEFERRED CHARGES (Notes 4j and 14b)	**488,568**	**271,815**
Organization and expansion expenses	875,448	499,708
(Accumulated amortization)	(386,880)	(227,893)
TOTAL ASSETS	**209,691,160**	**152,434,899**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	12/31/2006	12/31/2005
CURRENT LIABILITIES	**118,541,890**	**87,027,097**
DEPOSITS (Notes 4a and 9b)	**56,455,326**	**45,704,420**
Demand deposits	17,332,787	12,255,358
Savings deposits	22,911,960	19,782,601
Interbank deposits	2,142,590	645,530
Time deposits	12,303,689	12,586,822
Other deposits	1,764,300	434,109
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	**18,925,696**	**10,272,349**
Own portfolio	10,572,982	5,751,998
Third-party portfolio	8,352,714	4,520,351
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**3,051,956**	**853,986**
Real estate notes	194,577	-
Mortgage notes	325,203	-
Debentures	1,605,221	105,452
Foreign borrowings through securities	926,955	748,534
INTERBANK ACCOUNTS	**728,107**	**52,221**
Pending settlements	23,157	179
Correspondents	704,950	52,042
INTERBRANCH ACCOUNTS	**1,446,639**	**990,712**
Third-party funds in transit	1,445,785	989,132
Internal transfer of funds	854	1,580
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**4,750,276**	**4,014,281**
Borrowings	3,218,987	2,777,351
Onlendings	1,531,289	1,236,930
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**1,300,358**	**2,026,176**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	**2,943,811**	**2,720,883**
OTHER LIABILITIES	**28,939,721**	**20,392,069**
Collection and payment of taxes and contributions	221,019	206,185
Foreign exchange portfolio (Note 8)	13,123,604	7,827,929
Social and statutory (Note 15b II)	2,229,701	1,683,031
Tax and social security contributions (Note 13c I)	1,734,222	1,557,210
Negotiation and intermediation of securities	1,097,787	939,885
Credit card operations	6,877,710	5,304,011
Securitization of foreign payment orders (Note 9f)	217,875	105,306
Subordinated debts (Note 9g)	61,900	72,743
Sundry (Note 12c)	3,375,903	2,695,769
LONG-TERM LIABILITIES	**66,208,922**	**48,653,647**
DEPOSITS (Notes 4a and 9b)	**4,717,548**	**4,815,315**
Interbank deposits	24,394	-
Time deposits	4,693,154	4,815,315
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS - Own portfolio (Notes 4a e 9c)	**20,419,012**	**11,758,301**
Own portfolio	20,403,447	11,758,301
Free Portfolio	15,565	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**4,489,434**	**4,106,776**
Debentures	1,350,000	1,350,000
Foreign borrowings through securities	3,139,434	2,756,776
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**5,766,790**	**5,141,991**
Borrowings	1,960,450	2,074,266
Onlendings	3,806,340	3,067,725
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**945,909**	**362,194**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	**16,092,640**	**11,918,651**
OTHER LIABILITIES	**13,777,589**	**10,550,419**
Tax and social security contributions (Note 13c I)	5,895,302	3,506,189
Securitization of foreign payment orders (Note 9f)	1,313,842	1,180,029
Subordinated debts (Note 9g)	4,504,490	4,511,678
Sundry (Note 12c)	2,063,955	1,352,523
DEFERRED INCOME	**81,152**	**70,977**
MINORITY INTEREST IN SUBSIDIARIES	**1,294,725**	**1,123,522**
STOCKHOLDERS' EQUITY (Note 15)	**23,564,471**	**15,559,656**
Capital	14,254,213	8,300,000
Capital reserves	1,290,005	1,289,969
Revenue reserves	8,979,586	6,981,648
Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6d)	163,600	284,066
(Treasury shares)	(1,122,933)	(1,296,027)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**209,691,160**	**152,434,899**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	01/01 to 12/31/2006	01/01 to 12/31/2005
INCOME FROM FINANCIAL OPERATIONS	**29,740,487**	**20,292,190**
Loan, lease and other credit operations	18,295,781	12,949,461
Securities and derivative financial instruments	8,339,986	4,377,615
Insurance, pension plan and capitalization (Note 10c)	2,117,128	1,893,555
Foreign exchange operations	67,820	146,184
Compulsory deposits	919,772	925,375
EXPENSES ON FINANCIAL OPERATIONS	**(11,706,169)**	**(6,308,222)**
Deposits received under securities repurchase agreements	(9,276,922)	(4,758,254)
Technical provisions for pension plan and capitalization (Note 10c)	(1,704,078)	(1,510,000)
Borrowings and onlendings	(725,169)	(39,968)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	**18,034,318**	**13,983,968**
RESULT OF LOAN LOSSES (Note 7d I)	**(5,504,622)**	**(2,827,254)**
Expense for allowance for loan losses	(6,447,640)	(3,716,278)
Income from recovery of credits written off as loss	943,018	889,024
GROSS INCOME FROM FINANCIAL OPERATIONS	**12,529,696**	**11,156,714**
OTHER OPERATING REVENUES (EXPENSES)	**(6,452,768)**	**(3,209,355)**
Banking service fees (Note 12 d)	9,096,573	7,737,051
Asset management	1,986,445	1,687,960
Current account services	1,548,991	1,385,454
Credit cards	2,104,276	1,904,263
Sureties and credits granted	1,689,472	1,259,309
Receipt services	908,815	838,809
Other	858,574	661,256
Result from insurance, pension plan and capitalization operations (Note 10c)	1,126,390	798,239
Personnel expenses (Note 12e)	(4,823,491)	(4,034,370)
Other administrative expenses (Note 12f)	(5,840,923)	(4,916,453)
Tax expenses (Notes 4m and 13a II)	(2,315,614)	(1,949,938)
Equity in earnings of affiliates (Note 14a III)	294,367	53,958
Other operating revenues (Note 12g)	558,998	517,816
Other operating expenses (Note 12h)	(4,549,068)	(1,415,658)
OPERATING INCOME	**6,076,928**	**7,947,359**
NON-OPERATING INCOME (Note 12i)	**383,474**	**18,151**
INCOME BEFORE TAXES ON NET INCOME AND PROFIT SHARING	**6,460,402**	**7,965,510**
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 13a I)	**(1,436,599)**	**(2,277,796)**
Due on operations for the period	(2,386,270)	(1,973,049)
Related to temporary differences	949,671	(304,747)
PROFIT SHARING	**(669,753)**	**(480,962)**
Employees – Law 10,101 of 12/19/2000 (Note 21j)	(517,042)	(361,726)
Officers - Statutory - Law 6,404 of 12/15/1976	(152,711)	(119,236)
MINORITY INTEREST IN SUBSIDIARIES	**(45,123)**	**44,582**
NET INCOME	**4,308,927**	**5,251,334**
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	**1,138,059,902**	**1,123,485,433**
NET INCOME PER SHARE – R$	**3.79**	**4.67**
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 12/31)	**19.68**	**14.09**
ELIMINATION OF THE EFFECTS OF THE BKB ACQUISITION (Notes 2a and 21i)	**2,171,472**	**-**
NET INCOME WITHOUT THE EFFECTS OF THE BKB ACQUISITION	**6,480,399**	**5,251,334**
NET INCOME PER SHARE – R$	**5.69**	**4.67**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Financial Position (Note 2a)
(In thousands of Reais)

	01/01 to 12/31/2006	01/01 to 12/31/2005
A – FINANCIAL RESOURCES WERE PROVIDED BY	**62,722,496**	**29,364,058**
ADJUSTED NET INCOME	**7,755,044**	**5,771,678**
NET INCOME	4,308,927	5,251,334
Adjusted net income	3,446,117	520,344
Depreciation and amortization	659,859	612,756
Equity in earnings of affiliates	(294,367)	(53,958)
Amortization of goodwill on purchase of investments (Note 2a I)	3,111,934	-
Other	(31,309)	(38,454)
STOCKHOLDERS' RESOURCES	6,083,464	115,690
Capital incrase through acquisition of shares (Notes 2a I and 15a)	5,954,213	-
Granting of stock options	129,251	115,690
THIRD PARTIES' RESOURCES ARISING FROM:	48,724,315	23,476,690
- Increase in liabilities:	48,080,358	20,783,531
Deposits	10,653,139	8,489,905
Deposits received under securities repurchase agreements	17,314,058	5,932,232
Funds from acceptance and issuance of securities	2,580,628	1,529,799
Borrowings and onlendings	1,360,794	-
Derivative financial instruments	-	1,215,134
Technical provisions for insurance, pension plan and capitalization	4,396,917	3,616,461
Other liabilities	11,774,822	-
- Decrease in assets:	68,703	2,379,115
Other receivables	-	2,379,115
Other assets	68,703	-
- Changes in deferred income	10,175	23,752
- Disposal of assets and investments:	519,187	245,138
Assets not for own use	478,042	190,898
Fixed assets	38,082	29,520
Investments	3,063	24,720
- Dividends received from affiliates	45,892	45,154
CHANGES IN MINORITY INTEREST	159,673	-
B – FINANCIAL RESOURCES WERE USED FOR	**61,415,691**	**29,209,948**
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	2,215,057	1,853,356
PURCHASE OF TREASURY SHARES	36,580	1,647,296
INVESTMENTS IN:	5,372,825	649,681
- Assets not for own use	485,424	189,072
- Fixed assets	801,448	433,418
- Investments (Note 14a II)	974,019	27,191
- Goodwill in the Acquisition of BKB (Note 2a I)	3,111,934	-
DEFERRED CHARGES	353,338	134,346
INCREASE IN ASSETS:	53,295,788	22,928,603
- Interbank investments	8,532,178	3,130,072
- Securities and derivative financial instruments	13,368,542	4,208,942
- Interbank and interbranch accounts	738,512	2,864,003
- Loan, lease and other credit operations	20,189,339	12,174,882
- Operating leasing operations	97	18,552
- Other receivables	10,467,120	-
- Other assets	-	532,152
DECREASE IN LIABILITIES:	142,103	1,989,908
- Borrowings and onlendings	-	1,361,694
- Derivative financial instruments	142,103	-
- Other liabilities	-	628,214
CHANGES IN MINORITY INTEREST	-	6,758
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**1,306,805**	**154,110**
CHANGES IN FINANCIAL POSITION		
Cash and cash equivalents:		
- At the beginning of the period	2,084,562	1,930,452
- At the end of the period	3,391,367	2,084,562
- Increase (decrease)	1,306,805	154,110

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Balance Sheet
(In thousands of reais)

ASSETS	12/31/2006	12/31/2005
CURRENT ASSETS	**1,017,668**	**1,083,001**
CASH AND CASH EQUIVALENTS	**114,481**	**281**
INTERBANK INVESTMENTS (Notes 4a and 5)	**53,999**	**341,423**
Money market	53,999	160,199
Interbank deposits	-	181,224
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b and 4c)	**1,986**	**10,536**
Own Portfolio	743	9,930
Pledged in guarantee	-	514
Derivative Financial Instruments (Note 6f)	1,243	92
OTHER CREDITS	**844,392**	**728,804**
Income receivable (Note 14a I)	458,935	381,637
Sundry (Note 12a)	385,457	347,167
OTHER ASSETS – Prepaid expenses	**2,810**	**1,957**
LONG-TERM RECEIVABLES	**906,322**	**551,399**
SHORT-TERM INTERBANK DEPOSITS – Interbank deposits (Notes 4a and 5)	**583,385**	**496,622**
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b and 4c)	**19,620**	**49,767**
Own Portfolio	18,728	18,832
Pledged in guarantee	892	-
Derivative Financial Instruments (Note 6f)	-	30,935
OTHER RECEIVABLES – Sundry (Note 12a)	**303,317**	**5,010**
PERMANENT ASSETS	**26,870,247**	**16,223,990**
INVESTMENTS - Investments in subsidiaries (Notes 4g and 14 a I)	**26,869,883**	**16,223,720**
FIXED ASSETS AND DEFERRED CHARGES (Note 4h)	**364**	**270**
TOTAL ASSETS	**28,794,237**	**17,858,390**
LIABILITIES		
CURRENT LIABILITIES	**1,795,546**	**1,414,941**
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**53,906**	**-**
OTHER LIABILITIES	**1,741,640**	**1,414,941**
Social and statutory (Note 15b II)	1,621,431	1,277,088
Tax and social security contributions (Note 13c I)	53,647	1,448
Sundry (Note 12c)	66,562	136,405
LONG-TERM LIABILITIES	**63,112**	**22,887**
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**29**	**16,778**
OTHER LIABILITIES	**63,083**	**6,109**
Tax and social security contributions (Note 13c I)	61,772	6,109
Sundry (Note 12c)	1,311	-
STOCKHOLDERS' EQUITY (Note 15)	**26,935,579**	**16,420,562**
Capital	14,254,213	8,300,000
Capital reserves	1,290,005	1,289,969
Revenue reserves	12,350,694	7,842,554
Adjustment to market value – securities and derivatives	163,600	284,066
(Treasury shares)	(1,122,933)	(1,296,027)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**28,794,237**	**17,858,390**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
STATEMENT OF INCOME
(In thousands of Reais)

	2nd Half 2006	01/01 to 12/31/2006	01/01 to 12/31/2005
INCOME FROM FINANCIAL OPERATIONS	**35,220**	**95,125**	**102,603**
Securities and derivative financial instruments	35,220	95,125	102,603
EXPENSES ON FINANCIAL OPERATIONS	**(1,106)**	**(2,918)**	**(12,901)**
Money market	(1,106)	(2,918)	(12,901)
GROSS INCOME FROM FINANCIAL OPERATIONS	**34,114**	**92,207**	**89,702**
OTHER OPERATING REVENUES (EXPENSES)	**3,264,699**	**6,573,519**	**5,070,588**
Personnel expenses	(10,197)	(20,902)	(13,438)
Other administrative expenses	(21,299)	(35,449)	(21,286)
Tax expenses (Note 13a II)	(59,053)	(77,794)	(74,323)
Equity in earnings of affiliates (Note 14a I)	3,353,273	6,705,691	5,177,908
Other operating revenues (expenses)	1,975	1,973	1,727
OPERATING INCOME	**3,298,813**	**6,665,726**	**5,160,290**
NON-OPERATING INCOME	**1,337**	**1,384**	**(7)**
INCOME BEFORE TAXES ON NET INCOME AND PROFIT SHARING	**3,300,150**	**6,667,110**	**5,160,283**
INCOME TAX AND SOCIAL CONTRIBUTION (Note 13a I)	**25,356**	**158,212**	**166,791**
Due on operations for the period	(55,855)	(56,407)	(6,927)
Related to temporary differences	81,211	214,619	173,718
PROFIT SHARING	**(3,334)**	**(6,193)**	**(5,601)**
Employees – Law 10,101 of 12/19/2000	(1,152)	(1,798)	(1,537)
Officers - Statutory - Law 6,404 of 12/15/1976	(2,182)	(4,395)	(4,064)
NET INCOME	**3,322,172**	**6,819,129**	**5,321,473**
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES (Note 15a)		**1,138,059,902**	**1,123,485,433**
NET INCOME PER SHARE – R$		**5.99**	**4.74**
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 12/31)		**22.50**	**14.87**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (NOTE 15)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Adjustment to market value – securities and derivatives	Retained earnings	(Treasury shares)	Total
BALANCES AT 07/01/2006	**8,300,000**	**1,290,005**	**10,308,183**	**179,796**	**-**	**(1,123,376)**	**18,954,608**
Capital increase – (Note 2a)	5,954,213	-	-	-	-	-	5,954,213
Merger of shares – ESM of 08/25/2006	4,581,120	-	-	-	-	-	4,581,120
Merger of shares – ESM of 12/26/2006	1,373,093	-	-	-	-	-	1,373,093
Treasury shares	-	-	(13,802)	-	-	443	(13,359)
Purchase of Treasury Shares	-	-	-	-	-	(34,026)	(34,026)
Stock options granted – exercised options	-	-	(13,802)	-	-	34,469	20,667
Change in adjustment to market value	-	-	1,669	(16,196)	-	-	(14,527)
Net Income	-	-	-	-	3,322,172	-	3,322,172
Appropriations:							
Legal reserve	-	-	166,109	-	(166,109)	-	-
Statutory reserves	-	-	1,888,535	-	(1,888,535)	-	-
Dividends and interest on capital	-	-	-	-	(1,267,528)	-	(1,267,528)
BALANCES AT 12/31/2006	**14,254,213**	**1,290,005**	**12,350,694**	**163,600**	**-**	**(1,122,933)**	**26,935,579**
CHANGES IN THE PERIOD	**5,954,213**	**-**	**2,042,511**	**(16,196)**	**-**	**443**	**7,980,971**
BALANCES AT 01/01/2005	**8,101,000**	**2,183,867**	**4,477,203**	**472,940**	**-**	**(475,253)**	**14,759,757**
Prior years' adjustments	-	-	-	-	(86,943)	-	(86,943)
Capitalization of reserves –O/ESM of 04/27/2005	199,000	(199,000)	-	-	-	-	-
Restatement of equity securities and reserves related to tax incentives	-	111	-	-	-	-	111
Treasury shares	-	(695,009)	(15,823)	-	-	(820,774)	(1,531,606)
Purchase of treasury shares	-	-	-	-	-	(1,647,296)	(1,647,296)
Stock options granted – exercised options	-	-	(15,823)	-	-	131,513	115,690
Cancellation of treasury shares – O/ESM of 04/27/2005	-	(695,009)	-	-	-	695,009	-
Change in adjustment to market value	-	-	-	(188,874)	-	-	(188,874)
Complementary interest on capital paid on 03/14/2005 – Fiscal year 2004	-	-	(1,223)	-	-	-	(1,223)
Net Income	-	-	-	-	5,321,473	-	5,321,473
Appropriations:							
Legal reserve	-	-	266,074	-	(266,074)	-	-
Statutory reserves	-	-	3,116,323	-	(3,116,323)	-	-
Interest on capital	-	-	-	-	(1,852,133)	-	(1,852,133)
BALANCES AT 12/31/2005	**8,300,000**	**1,289,969**	**7,842,554**	**284,066**	**-**	**(1,296,027)**	**16,420,562**
CHANGES IN THE PERIOD	**199,000**	**(893,898)**	**3,365,351**	**(188,874)**	**-**	**(820,774)**	**1,660,805**
Capital increase – (Note 2a)	5,954,213	-	-	-	-	-	5,954,213
Merger of shares – ESM of 08/25/2006	4,581,120	-	-	-	-	-	4,581,120
Merger of shares – ESM of 12/26/2006	1,373,093	-	-	-	-	-	1,373,093
Restatement of equity securities	-	36	-	-	-	-	36
Treasury shares	-	-	(80,423)	-	-	173,094	92,671
Purchase of treasury shares	-	-	-	-	-	(36,580)	(36,580)
Stock options granted – exercised options	-	-	(80,423)	-	-	209,674	129,251
Change in adjustment to market value	-	-	(15,509)	(120,466)	-	-	(135,975)
Complementary interest on capital paid on 03/13/2006 – Fiscal year 2005	-	-	(2,895)	-	-	-	(2,895)
Net Income	-	-	-	-	6,819,129	-	6,819,129
Appropriations:							
Legal reserve	-	-	340,956	-	(340,956)	-	-
Statutory reserves	-	-	4,266,011	-	(4,266,011)	-	-
Dividends and interest on capital	-	-	-	-	(2,212,162)	-	(2,212,162)
BALANCES AT 12/31/2006	**14,254,213**	**1,290,005**	**12,350,694**	**163,600**	**-**	**(1,122,933)**	**26,935,579**
CHANGES IN THE PERIOD	**5,954,213**	**36**	**4,508,140**	**(120,466)**	**-**	**173,094**	**10,515,017**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Statement of Changes in Financial Position
(In thousands of Reais)

	2nd half 2006	01/01 to 12/31/2006	01/01 to 12/31/2005
A – FINANCIAL RESOURCES WERE PROVIDED BY	**8,446,961**	**8,853,844**	**4,406,872**
Adjusted net income (loss)	**(31,031)**	**113,560**	**143,602**
Net Income	3,322,172	6,819,129	5,321,473
- Adjustments to net income	(3,353,203)	(6,705,569)	(5,177,871)
Equity in earnings of affiliates	(3,353,273)	(6,705,691)	(5,177,908)
Depreciation and amortization	70	122	37
STOCKHOLDERS' RESOURCES	5,974,880	6,083,464	115,690
Capital increase through acquisition of shares (Notes 2a I and 15a)	5,954,213	5,954,213	-
Stock options granted – exercised options	20,667	129,251	115,690
THIRD PARTIES' RESOURCES ARISING FROM:	2,503,112	2,656,820	4,147,580
- Increase in liabilities:	890,117	420,830	352,543
Derivative financial instruments	16,343	37,157	16,217
Other Liabilities	873,774	383,673	336,326
- Decrease in assets:	75,702	238,868	-
Interbank investments	-	200,661	-
Securities and derivative financial instruments	75,702	38,207	-
- Interest on capital and dividends received from subsidiaries	1,537,293	1,997,122	3,795,037
B – FINANCIAL RESOURCES WERE USED FOR	**8,332,586**	**8,739,644**	**4,406,636**
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	1,267,528	2,215,057	1,853,356
PURCHASE OF TREASURY SHARES	34,026	36,580	1,647,296
INVESTMENTS IN:	6,072,057	6,073,295	46,513
Investments – additions in subsidiaries	6,071,979	6,073,079	46,206
Fixed assets/deferred charges	78	216	307
INCREASE IN ASSETS:	958,975	414,712	859,471
- Interbank investments	272,448	-	688,402
- Securities and derivative financial instruments	-	-	1,833
- Other credits and assets	686,527	414,712	169,236
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**114,375**	**114,200**	**236**
CHANGES IN FINANCIAL POSITION			
Cash and cash equivalents:			
- At the beginning of the period	106	281	45
- At the end of the period	114,481	114,481	281
- Increase (decrease)	**114,375**	**114,200**	**236**

BANCO ITAÚ HOLDING FINANCEIRA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In thousands of Reais)

NOTE 1 - OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a) Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and of its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

I – BKB Operation

On May 1 and August 8, 2006, ITAÚ HOLDING and Bank of America Corporation (BAC) entered into agreements for the acquisition, by ITAÚ HOLDING, of the operations of BankBoston (BKB) and subsidiary companies in Brazil, Chile and Uruguay. On August 22, 2006 the operation was approved by BACEN and, at the ESM held on August 25, 2006, its implementation was approved as from September 1, 2006, and its company name was changed to Banco ItauBank S.A. At the ESM held on December 26, 2006, stockholders approved the transfer of all shares making up the capital stock of BKB companies in Chile and Uruguay, converting them into ITAÚ HOLDING's wholly-owned subsidiary companies, and on February 1, 2007 this operation was approved by BACEN.

The acquisitions of BKB's investments were approved in the form of delivery of funds amounting to R$ 2,331 and preferred and common shares arising from the capital increase of ITAÚ HOLDING in the amount of R$ 5,954,213, representing 7.44% of ITAÚ HOLDING's total capital stock (Note 15a).

The acquisition price was established based on the economic value of BKB at April 30, 2006 and the share replacement ratio, based on the average quotation of ITAÚ HOLDING's preferred shares in the trading carried out at the São Paulo Stock Exchange in the period between February 21, 2006 and April 24, 2006.

The balance sheets of BKB as of April 30, 2006 were the basis for the determination of goodwill and included a provision for corporate restructuring in the amount of R$ 281,511 which, net of tax effects, represented R$ 192,319. The related goodwill determined by ITAÚ HOLDING was R$ 3,111,934, fully amortized in the consolidated financial statements, and which, net of tax effects, represented R$ 2,182,401. The results of BKB for the period from May 1, 2006 to December 31, 2006 were recognized in the statement of income of ITAÚ HOLDING for the year.

In order to provide for a better understanding of the result for the period, the Consolidated Statement of Income presents a disclosure of the "Net Income Without the Effects of BKB Acquisition", whereas the acquisition effect is presented in a single account named "Elimination of Effects of BKB Acquisition" (Note 21i).

The acquisition of BKB Chile and Uruguay is recognized in the Balance Sheet and Statement of Income in Investments in Affiliates under Investments and Equity in Earnings of Affiliates, respectively. The inclusion of these companies in the consolidation process will take place in the first quarter of 2007.

In the fourth quarter of 2006, the Credit Card and Corporate operations, in view of the operational integration with ITAÚ through the split of BKB on October 1, 2006, were transferred to Banco Itaucard S.A. and Banco Itaú BBA S.A., respectively; therefore, the Consolidated Financial Statements for the year ended December 31, 2006 and related notes do not present the "Without BKB" data as previously disclosed in the statements and notes for the period ended September 30, 2006.

II – Other Procedures

As set forth in the sole paragraph of article 7 of BACEN Circular Letter 3,068, of November 8, 2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

The receivables, arising from purchases made by cardholders, are included in Loan, Lease and Other Credit Operations – Operations with Credit Cards. The resources related to these amounts are included in Other Liabilities – Credit Card Operations. Capital Lease Operations are presented, at present value, in the Balance Sheet, and related income and expenses, which represent the financial result of these operations, are presented, grouped together, under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b) Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter 2,804, of February 11, 1998, the financial statements of ITAÚ HOLDING comprise the consolidation of its foreign subsidiary companies.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts (Note 13b II). Up to March 31, 2006, Operations with Credit Granting Characteristics and Allowance for Loan Losses were presented in the Balance Sheet net of additional write-offs, related to fully provisioned operations, and which recovery is considered remote by Management. As from the second quarter of 2006, the credit assignment procedure started being adopted for part of the operations with these characteristics (Note 7e). The effects of the Foreign Exchange Variation on investments abroad are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

The difference in Net Income and Stockholders' Equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 15d) results from the elimination of unrealized profits (losses) arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill on the acquisition of investments and the recognition of deferred tax assets:

I- In ITAÚ HOLDING, the goodwill recorded in subsidiaries, mainly originated from the acquisition of BKB operations in Brazil, Chile and Uruguay, from the partnership to incorporate Financeira Itaú CBD and Americanas Itaú, and from the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or by the realization of investments, in order to: a) avoid an unnecessary decrease in its Stockholders' Equity for operating limits computation purposes; b) avoid an unnecessary capital increase; and c) obtain better compliance with market accounting practices.

In ITAÚ HOLDING CONSOLIDATED, this goodwill is fully amortized in the years when these investments occurred in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

II- In BANCO BANESTADO S.A. (BANESTADO) and in ITAÚ HOLDING CONSOLIDATED, deferred tax assets are recorded at amounts considered adequate in relation to expected future earnings.

The consolidated financial statements comprise ITAÚ HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Interest %	
		12/31/2006	12/31/2005
BANKING AND FINANCIAL ACTIVITIES			
Banco Itaú S.A.		100.00	100.00
Banco Itaú BBA S.A.		95.75	95.75
Banco ItauBank S.A. (Note 2a)		100.00	-
Banco Itaucred Financiamentos S.A.		99.99	99.99
Banco Fiat S.A.		99.99	99.99
Banco Itaú Buen Ayre S.A.		99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(1)	19.52	19.52
Banco Itaú Europa, S.A.	(1)	19.53	19.53
Itau Bank, Ltd.		100.00	100.00
Cia Itauleasing de Arrendamento Mercantil		99.99	99.99
ItauBank Leasing S.A. Arrendamento Mercantil (Note 2a)		99.99	-
Itaú Corretora de Valores S.A.		99.99	99.99
Financeira Itaú CBD S.A. - Crédito, Financiamento e Investimento	(2)	50.00	50.00
Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(3)(6)	50.00	50.00
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES			
Itaú Seguros S.A.		100.00	100.00
Itaú Vida e Previdência S.A.		100.00	99.99
Cia. Itaú de Capitalização		99.99	99.99
Itaú XL Seguros Corporativos S.A.	(2)	50.00	-
CREDIT CARD ADMINISTRATION ACTIVITIES			
Banco Itaucard S.A.	(4)	99.99	99.99
Credicard Banco S.A.	(5)(6)	-	50.00
Banco Itaú Cartões S.A.		99.99	-
Orbitall Serviços e Processamento e Informatização Comercial S.A.		100.00	100.00
Redecard S.A.	(6)	31.94	31.94
CONSORTIUM GROUPS ADMINISTRATION			
Fiat Administradora de Consórcios Ltda.		99.99	99.99
Itaú Administradora de Consórcios Ltda.		99.99	99.99
NON-FINANCIAL INSTITUTIONS			
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, LDA		100.00	100.00
Itaúsa Export S.A.	(1)	22.23	22.23
Serasa S.A.	(6)	32.54	32.54

(1) *Affiliated companies included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).*

(2) *Company with shared control, fully included in consolidation, as authorized by CVM, in view of the business management by ITAÚ HOLDING.*

(3) *Investment set up on April 27, 2005 and approved to operate by BACEN on February 21, 2006.*

(4) *New company name of Itaucard Financeira S.A. Crédito, Financiamento e Investimento, approved by BACEN on April 25, 2006.*

(5) *Company proportionally incorporated by Banco Itaú Cartões S.A. on April 30, 2006.*

(6) *Companies with shared control included proportionally in consolidation.*

NOTE 3 – BASEL AND FIXED ASSET RATIOS

The main indicators at December 31, 2006, obtained from the unconsolidated financial statements (the initial basis for determining the financial system and economic-financial consolidated amounts), according to present regulation, are as follows:

	Financial system consolidated (1)	Economic-financial consolidated (2)
Referential equity (3)	30,664,744	30,719,710
Basel ratio (4)	18.1%	17.2%
Tier I	16.6%	15.8%
Tier II	1.5%	1.4%
Fixed asset ratio (5)	42.2%	35.1%
Excess capital in relation to fixed assets	2,392,217	4,565,381

(1) Consolidated financial statements including financial companies only.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds.

(3) The CMN, through Resolution 2,837 of May 30, 2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.

(4) The Required Net Worth (PLE) is calculated according to the following formula: PLE = 0.11 X APR + SWAP + PRE + EXCHANGE, where APR is the net worth required to cover the risk of weighted assets, SWAP is the net worth required to cover the risk of swap credits, PRE is the net worth required to cover the market risk of fixed interest rates and EXCHANGE is the net worth required to cover the market risk of positions exposed to exchange variation. To disclose the Capital Adequacy Ratio, ITAU HOLDING used to use the formula: [PR – (SWAP + PRE + EXCHANGE)] / APR. However, to ensure the comparability with the market, ITAÚ HOLDING started adopting the formula at September 30, 2006: PR / [APR + (SWAP + PRE + EXCHANGE) / 0.11]. Although the option for one or another calculation methodology results in different ratios in most situations, the calculation of the margin is not affected as it is obtained by comparing PR and PLE.

(5) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of resources to the financial companies.

Management considers the current Basel ratio (17.2%, based on economic-financial consolidated) to be adequate, taking into account the following:

a) It is higher than the minimum required by the authorities (11.0%).

b) In view of the amounts of asset realization (Note 17), additional provision (exceeding the minimum required) and unrecorded deferred tax assets, the ratio would increase to 19.1%

The acquisition of BKB's operations in Chile and Uruguay is presented in Assets in the Investments in Affiliates account. Should such acquisitions be consolidated, the Basel Ratio of the Financial System Consolidated would decrease from 18.1% to 16.9%, and of the Economic-financial Consolidated, from 17.2% to 16.1%.

For calculation of the ratios as of December 31, 2006, the Adjusted Referential Equity was used, as follows:

	Financial system consolidated	Economic-financial consolidated
ITAU HOLDING Stockholders' equity (Consolidated)	**23,564,471**	**23,564,471**
Amortization of goodwill	4,644,200	4,644,200
Deferred tax assets	(1,275,751)	(1,275,751)
Unrealized income (losses)	2,659	2,659
ITAÚ HOLDING Stockholders' equity (Individual)	**26,935,579**	**26,935,579**
Minority interest not eliminated in the consolidation	1,273,192	1,330,645
Unrealized income (losses) on operations with subsidiary companies	(172)	(2,659)
Consolidated stockholders' equity (BACEN)	**28,208,599**	**28,263,565**
Subordinated debt	2,537,414	2,537,414
Deferred tax assets excluded from Tier I	(81,269)	(81,269)
Referential equity	**30,664,744**	**30,719,710**
Adjustment:		
Indirect equity share in Banco Itaú Europa, S.A.	(242,173)	(242,173)
Adjusted referential equity	**30,422,571**	**30,477,537**

During this period, the effects of the changes in legislation and balances were as follows:

Changes in the Basel Ratio	Financial System Consolidated			Economic-Financial Consolidated		
	Adjusted Referential Equity	Weighted Assets	Effect	Adjusted Referential Equity	Weighted Assets	Effect
Ratio at 12/31/2005	**17,760,600**	**99,358,867**	**17.9%**	**17,680,674**	**104,283,391**	**17.0%**
Net income	6,801,050	-	6.8%	6,812,437	-	6.5%
Interest on capital and dividends	(2,215,057)	-	-2.2%	(2,215,057)	-	-2.1%
Change in the adjustment to market value – securities and	(135,184)	-	-0.1%	(135,184)	-	-0.1%
Interest rate risk	(145,156)	-	-0.2%	(153,535)	-	-0.2%
Treasury shares	92,672	-	0.1%	92,672	-	0.1%
Foreign exchange exposure	104,787	-	0.1%	104,787	-	0.1%
SWAP operations risk	(83,190)	-	-0.1%	(83,190)	-	-0.1%
Subordinated debt	(662,005)	-	-0.7%	(662,005)	-	-0.7%
Other changes in referential equity	(46,793)	-	-0.1%	86,540	-	0.1%
Changes in weighted assets	-	21,406,060	-3.8%	-	25,187,138	-4.0%
Effect of the acquisition of BKB operations in Brazil	4,247,642	15,790,277	1.1%	4,247,959	16,186,515	1.1%
Effect of the acquisition of BKB operations in Chile and Uruguay	1,440,060	1,475,233	0.8%	1,440,060	1,475,233	0.8%
Effect of change in the ratio calculation criterion (*)	3,263,145	29,664,955	-1.5%	3,261,379	29,648,900	-1.3%
Ratio at 12/31/2006	**30,422,571**	**167,695,392**	**18.1%**	**30,477,537**	**176,781,177**	**17.2%**
Ratio at 12/31/2005 – Current criterion (*)	**20,520,072**	**124,444,976**	**16.5%**	**20,430,001**	**129,277,273**	**15.8%**

(*) As from 09/30/2006, we adopted the calculation methodology used by the Central Bank of Brazil for determining the ratio, which does not result in any difference as regards to the excess capital found according to the criterion previously adopted by ITAÚ HOLDING.

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular Letter 3,068, of November 8, 2001. Securities are classified into the following categories:

- Trading securities – acquired to be actively and frequently traded, are adjusted to market value, with a contra-entry to the results for the period;

- Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity; and

- Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders' equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) Derivative Financial Instruments - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular Letter 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which changes in market value are highly associated with those of the items being protected, at the beginning and throughout the duration of the contract, and found effective to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

- Market Risk Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

- Cash Flows Hedge - The effective amount of the hedge of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective portion of hedge is recorded directly in the statement of income.

d) Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) - These transactions are recorded at present value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution 2,682 of December 21, 1999, among which are:

- Provisions are recorded from the date loans are granted, based on the client's rating and on the periodic quality evaluation of clients and industries and not only in the event of default;

- Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

f) Other assets - These assets are mainly comprised by assets held for sale relating to real estates available for sale, own real estate not in use or received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost, considering that the items/equipment with residual value up to R$ 3 are fully depreciated. Depreciation is calculated at the following annual rates:

Real estates in use	4 %	to	8 %
Installations, furniture, equipment and security, transportation and communication systems	10 %	to	25 %
EDP systems	20 %	to	50 %

i) Operating leases – Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by the Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

j) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements and acquisition of software, which are amortized on a straight-line basis over their respective contractual terms, limited to ten and five years, respectively.

k) Technical Provisions of Insurance, Pension Plan and Capitalization – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 120 of December 24, 2004.

I- Insurance:

- Provision for unsettled claims – recognized to determine unearned premiums relating to the risk coverage period;
- Provision for premium deficiency – recognized in case of insufficient Provision for unearned premiums;
- Provision for unearned premiums of current risks but not issued – calculated based on technical studies;
- Provision for unsettled claims – recognized based on claims of loss in an amount sufficient to cover future commitments;
- Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

II- Pension Plan and Individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

- Provision for unsettled benefits and redemptions and/or Other unsettled amounts – refer to amounts still not settled up to the balance sheet date;
- Provision for events occurred but not reported (IBNR) – recognized for the estimated amount of events occurred but not reported;
- Mathematical provisions for benefits granted and benefits to be granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits;
- Provision for insufficient contribution – recognized in case of insufficient mathematical provisions.

III- Capitalization:

- Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;
- Provision for raffles – calculated according to the definition in the technical note;
- Provision for raffles payable – recognized for raffles of certificates already held;
- Provision for contingencies – recognized for the application of contingency rate on the collected amount.

l) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security: assessed, recognized and disclosed according to the provisions set forth in CVM Resolution 489 of October 3, 2005.

I - Contingent Assets and Liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

- Contingent Assets: not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability.

- Contingent Liabilities: basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II - Legal Liabilities – Tax and Social Security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

m) Taxes - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution	9.00%
PIS (*)	0.65%
COFINS (*)	4.00%
ISS	up to 5.00%
CPMF	0.38%

(*) For the non-financial subsidiaries which qualify for the non-cumulative calculation, the PIS rate is 1.65% and COFINS is 7.6%.

n) Deferred income – These basically refer to unexpired interest received in advance that is recorded as income is earned.

NOTE 5 - INTERBANK INVESTMENTS

	12/31/2006						12/31/2005	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	**14,444,237**	**5,876,287**	**43,306**	**259,845**	**20,623,675**	**65.7**	**12,670,906**	**55.4**
Funded position (*)	5,787,067	5,865,174	43,306	259,845	11,955,392	38.1	8,147,321	35.6
Financed position	8,642,691	11,113	-	-	8,653,804	27.6	4,523,585	19.8
With free movement	487,467	11,113	-	-	498,580	1.6	198,635	0.9
Without free movement	8,155,224	-	-	-	8,155,224	26.0	4,324,950	18.9
Short position	14,479	-	-	-	14,479	0.0	-	-
Money market – Assets guaranteeing technical provisions - SUSEP	-	75,688	127,321	514,963	717,972	2.3	429,101	1.9
Interbank deposits	**5,458,472**	**2,418,746**	**1,372,115**	**817,942**	**10,067,275**	**32.0**	**9,776,737**	**42.7**
TOTAL	**19,902,709**	**8,370,721**	**1,542,742**	**1,592,750**	**31,408,922**		**22,876,744**	
% per maturity term	63.3	26.7	4.9	5.1				
TOTAL – 12/31/2005	**13,162,454**	**7,812,809**	**1,070,905**	**830,576**	**22,876,744**			
% per maturity term	57.5	34.2	4.7	3.6				

(*) Includes R$ 4,327,063 (R$ 5,054,172 at 12/31/2005) related to money market with free movement, in which securities are restricted to guarantee transactions at the Brazilian Mercantile and Futures Exchange (BM&F).

At December 31, 2006, ITAÚ HOLDING's Portfolio is composed of Money Market - Funded position falling due in up to 30 days amounting to R$ 53,999 (up to 30 days amounting to R$ 160,199 at 12/31/2005) and Interbank deposits amounting to R$ 583,385 over 365 days (falling due in up to 30 days amounting to R$ 119,207, from 181 to 365 days amounting to R$ 62,017 and R$ 496,622 over 365 days, totaling R$ 677,846 at 12/31/2005).

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2006											12/31/2005
	Cost	Provision for adjustment to market value with impact on: Results	Provision for adjustment to market value with impact on: Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES – DOMESTIC	**9,260,630**	**24,333**	**88,136**	**9,373,099**	**20.2**	**658,205**	**196,536**	**868,748**	**832,748**	**1,771,913**	**5,044,949**	**6,637,970**
Financial Treasury Bills	2,581,710	(221)	1,371	2,582,860	5.6	8,322	178,121	223,288	295,057	245,150	1,632,922	1,203,850
National Treasury Bills	2,435,265	9,744	(344)	2,444,665	5.3	465,550	-	141,259	497,482	1,100,047	240,327	904,059
National Treasury Notes	2,700,829	3,703	84,522	2,789,054	6.0	778	15,156	490,960	17,016	278,611	1,986,533	1,877,066
National Treasury Notes - M	49,387	-	-	49,387	0.1	-	-	10,125	9,997	19,627	9,638	75,524
National Treasury/Securitization	157,280	(95)	(4,158)	153,027	0.3	217	514	712	8,603	16,135	126,846	106,640
Brazilian External Debt Bonds	1,271,728	11,202	6,745	1,289,675	2.8	118,907	2,745	2,404	4,593	112,343	1,048,683	2,243,423
Other	64,431	-	-	64,431	0.1	64,431	-	-	-	-	-	227,408
GOVERNMENT SECURITIES – ABROAD	**3,116,370**	**12,878**	**5,449**	**3,134,697**	**6.8**	**39,872**	**139,618**	**270,155**	**774,400**	**673,064**	**1,237,588**	**628,699**
United States	1,390,830	(1,728)	-	1,389,102	3.0	27,632	30,820	4,162	-	402,256	924,232	65,816
Portugal	366,048	-	1,014	367,062	0.8	-	106,378	29,850	225,662	-	5,172	418,521
Austria	666,489	9,691	(962)	675,218	1.5	11,639	-	230,691	221,710	211,178	-	-
Argentina	147,861	(53)	1	147,809	0.3	-	209	-	-	59,630	87,970	64,187
Central Bank	108,531	23	-	108,554	0.2	-	-	-	-	59,625	48,929	10,513
National Treasury	39,330	(76)	1	39,255	0.1	-	209	-	-	5	39,041	53,674
Russia	143,448	3,273	-	146,721	0.3	-	1,604	-	-	-	145,117	53,426
Denmark	107,932	-	3,671	111,603	0.2	-	-	-	111,603	-	-	-
Spain	218,486	-	1,725	220,211	0.5	-	-	4,786	215,425	-	-	-
Other	75,276	1,695	-	76,971	0.2	601	607	666	-	-	75,097	26,749
CORPORATE SECURITIES	**15,878,255**	**76,427**	**81,575**	**16,036,257**	**34.8**	**4,933,714**	**2,546,451**	**753,545**	**1,635,410**	**1,360,162**	**4,806,975**	**12,781,037**
Eurobonds and Others	5,525,549	5,849	68,410	5,599,808	12.4	155,044	1,364,510	404,573	511,414	745,139	2,419,128	4,206,334
Bank Deposit Certificates	2,889,461	2	-	2,889,463	6.2	781,193	591,465	205,501	817,168	174,432	319,704	3,675,573
Shares in Publicly Traded Companies	1,127,755	71,807	9,971	1,209,533	2.6	1,209,533	-	-	-	-	-	1,064,625
Debentures	2,349,997	(305)	3,361	2,353,053	5.1	606	123,836	38,524	215,065	296,054	1,678,968	1,712,426
Promissory Notes	630,506	(6,551)	(2,155)	621,800	1.3	97,054	444,248	63,335	17,163	-	-	554,307
Quotas of funds	2,677,418	-	1,665	2,679,083	6	2,679,083	-	-	-	-	-	859,757
Fixed Income Funds	1,383,019	-	-	1,383,019	3.0	1,383,019	-	-	-	-	-	589,989
Credit Right Funds	1,175,650	-	-	1,175,650	2.5	1,175,650	-	-	-	-	-	152,149
Other	118,749	-	1,665	120,414	0.2	120,414	-	-	-	-	-	117,619
Securitized real estate loans	551,061	4,575	323	555,959	1.2	73	144	8,231	18,964	144,537	384,010	512,895
Other	126,508	1,050	-	127,558	0.3	11,128	22,248	33,381	55,636	-	5,165	195,120
PGBL/VGBL FUND QUOTAS (1)	**14,323,595**	**-**	**-**	**14,323,595**	**31.0**	**14,323,595**	**-**	**-**	**-**	**-**	**-**	**10,214,972**
SUBTOTAL – SECURITIES	**42,578,850**	**113,638**	**175,160**	**42,867,648**	**92.7**	**19,955,386**	**2,882,605**	**1,892,448**	**3,242,558**	**3,805,139**	**11,089,512**	**30,262,678**
Trading securities	27,460,120	113,638	-	27,573,758	59.6	17,902,316	783,364	1,166,323	967,154	1,855,133	4,899,468	17,516,505
Available-for-sale securities	13,513,310	-	175,160	13,688,470	29.6	2,019,253	2,084,307	715,435	2,249,860	1,643,497	4,976,118	10,812,888
Held-to-maturity securities (2)	1,605,420	-	-	1,605,420	3.5	33,817	14,934	10,690	25,544	306,509	1,213,926	1,933,285
DERIVATIVE FINANCIAL INSTRUMENTS	**2,675,387**	**692,741**	**-**	**3,368,128**	**7.2**	**466,663**	**773,143**	**391,895**	**336,766**	**481,359**	**918,302**	**3,205,676**
TOTAL	**45,254,237**	**806,379**	**175,160**	**46,235,776**	**100.0**	**20,422,049**	**3,655,748**	**2,284,343**	**3,579,324**	**4,286,498**	**12,007,814**	**33,468,354**
						44.2%	**7.9%**	**4.9%**	**7.7%**	**9.3%**	**26.0%**	
Additional provision (exceeding minimum required)												**(370,000)**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				**46,235,776**								**33,098,354**
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	**(1,575,976)**	**(670,291)**	**-**	**(2,246,267)**	**100.0**	**(207,068)**	**(505,409)**	**(237,707)**	**(350,174)**	**(426,516)**	**(519,393)**	**(2,388,370)**

(1) Portfolios of PGBL and VGBL plan securities whose ownership and involved risks belong to the clients, recorded as securities in compliance with SUSEP requirements, with a contra-entry against liabilities in Technical Provision for Pension Plans; (2) Unrecorded positive adjustment to market value in the amount of R$ 187,348 (R$ 168,263 at 12/31/2005), according to Note 6e.

b) Summary per portfolio

		Restricted to					
						12/31/2006	
	Own portfolio	Repurchase agreements	Pledging of guarantees (1)	Central Bank (2)	Derivative financial instruments	Assets guaranteeing technical provisions (Note 10b)	Total
GOVERNMENT SECURITIES – DOMESTIC	**4,782,977**	**875,282**	**2,349,269**	**131,247**	**-**	**1,234,324**	**9,373,099**
Financial Treasury Bills	983,432	42,298	1,173,914	131,247	-	251,969	2,582,860
National Treasury Bills	1,309,023	49,246	1,069,720	-	-	16,676	2,444,665
National Treasury Notes	1,701,399	16,341	105,635	-	-	965,679	2,789,054
National Treasury Notes - M	49,387	-	-	-	-	-	49,387
National Treasury/Securitization	153,027	-	-	-	-	-	153,027
Brazilian External Debt Bonds	522,278	767,397	-	-	-	-	1,289,675
Other	64,431	-	-	-	-	-	64,431
GOVERNMENT SECURITIES – ABROAD	**1,605,400**	**1,517,538**	**11,759**	**-**	**-**	**-**	**3,134,697**
United States	11,557	1,365,786	11,759	-	-	-	1,389,102
Portugal	367,062	-	-	-	-	-	367,062
Austria	675,218	-	-	-	-	-	675,218
Argentina	147,809	-	-	-	-	-	147,809
Central Bank	108,554	-	-	-	-	-	108,554
National Treasury	39,255	-	-	-	-	-	39,255
Russia	48,907	97,814	-	-	-	-	146,721
Denmark	111,603	-	-	-	-	-	111,603
Spain	220,211	-	-	-	-	-	220,211
Other	23,033	53,938	-	-	-	-	76,971
CORPORATE SECURITIES	**12,812,314**	**241,108**	**621,175**	**-**	**-**	**2,361,660**	**16,036,257**
Eurobonds and Others	5,348,874	139,219	111,715	-	-	-	5,599,808
Bank Deposit Certificates	1,037,258	-	212,335	-	-	1,639,870	2,889,463
Shares in Publicly Traded Companies	881,180	-	297,125	-	-	31,228	1,209,533
Debentures	1,700,564	101,889	-	-	-	550,600	2,353,053
Promissory Notes	621,800	-	-	-	-	-	621,800
Quotas of funds	2,550,937	-	-	-	-	128,146	2,679,083
Fixed Income Funds	1,383,019	-	-	-	-	-	1,383,019
Credit right Funds	1,047,504	-	-	-	-	128,146	1,175,650
Other	120,414	-	-	-	-	-	120,414
Securitized real estate loans	544,143	-	-	-	-	11,816	555,959
Other	127,558	-	-	-	-	-	127,558
PGBL/VGBL FUND QUOTAS	**-**	**-**	**-**	**-**	**-**	**14,323,595**	**14,323,595**
DERIVATIVE FINANCIAL INSTRUMENTS	**-**	**-**	**-**	**-**	**3,368,128**	**-**	**3,368,128**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	**19,200,691**	**2,633,928**	**2,982,203**	**131,247**	**3,368,128**	**17,919,579**	**46,235,776**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) 12/31/2005	**12,317,694**	**2,602,105**	**1,013,210**	**121,305**	**3,205,676**	**13,838,364**	**33,098,354**

(1) Represent securities deposited into Contingent Liabilities lawsuits (note11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

(2) Represent securities in compulsory deposits and capital increase.

c) Trading securities

	12/31/2006										12/31/2005
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES – DOMESTIC	**5,074,169**	**24,333**	**5,098,502**	**18.5**	**408,843**	**100,339**	**686,084**	**447,283**	**1,132,034**	**2,323,919**	**2,532,806**
Financial Treasury Bills	1,365,751	(221)	1,365,530	5.0	5,307	97,228	102,535	33,898	67,038	1,059,524	246,909
National Treasury Bills	2,035,600	9,744	2,045,344	7.4	325,619	-	92,750	403,216	983,432	240,327	642,908
National Treasury Notes	1,065,065	3,703	1,068,768	3.9	-	-	487,830	-	68,711	512,227	148,702
National Treasury/Securitization	64,193	(95)	64,098	0.2	217	514	712	6,983	12,826	42,846	34,239
Brazilian External Debt Bonds	479,129	11,202	490,331	1.8	13,269	2,597	2,257	3,186	27	468,995	1,261,570
Other	64,431	-	64,431	0.2	64,431						198,478
GOVERNMENT SECURITIES – ABROAD	**1,873,970**	**12,878**	**1,886,848**	**6.8**	**27,926**	**32,762**	**235,519**	**-**	**402,256**	**1,188,385**	**133,487**
United States	1,390,830	(1,728)	1,389,102	5.0	27,632	30,820	4,162	-	402,256	924,232	65,816
Austria	221,000	9,691	230,691	0.8	-	-	230,691				-
Argentina	63,632	(53)	63,579	0.3						63,579	9,696
Central Bank	47,457	23	47,480	0.2						47,480	9,696
National Treasury	16,175	(76)	16,099	0.1						16,099	-
Russia	143,448	3,273	146,721	0.5		1,604				145,117	53,426
Other	55,060	1,695	56,755	0.2	294	338	666			55,457	4,549
CORPORATE SECURITIES	**6,188,386**	**76,427**	**6,264,813**	**22.8**	**3,141,952**	**650,263**	**244,720**	**519,871**	**320,843**	**1,387,164**	**4,635,240**
Eurobonds and Others	499,203	5,849	505,052	1.8	46,169	2,736	5,844	3,208	18,367	428,728	241,356
Bank Deposit Certificates	2,460,207	2	2,460,209	9.0	764,284	591,465	205,501	408,943	173,710	316,306	2,934,242
Shares in Publicly Traded Companies	564,133	71,807	635,940	2.3	635,940						167,253
Debentures	753,058	(305)	752,753	2.7	-	33,814		36,282	114,066	568,591	539,967
Promissory Notes	21,808	(6,551)	15,257	0.1	15,257						15,010
Quotas of funds	1,669,178	-	1,669,178	6.1	1,669,178						580,196
Fixed Income Funds	1,379,524	-	1,379,524	5.0	1,379,524						580,196
Credit Right Funds	268,274	-	268,274	1.0	268,274						-
Other	21,380	-	21,380	0.1	21,380						-
Securitized real estate loans	99,473	4,575	104,048	0.4				15,809	14,700	73,539	115,698
Other	121,326	1,050	122,376	0.4	11,124	22,248	33,375	55,629			41,518
PGBL/VGBL FUND QUOTAS	**14,323,595**	**-**	**14,323,595**	**51.9**	**14,323,595**	**-**					**10,214,972**
Total	**27,460,120**	**113,638**	**27,573,758**	**100.0**	**17,902,316**	**783,364**	**1,166,323**	**967,154**	**1,855,133**	**4,899,468**	**17,516,505**
% per maturity term					65.0%	2.8%	4.2%	3.5%	6.7%	17.8%	
TOTAL – 12/31/2005	**17,465,095**	**51,410**	**17,516,505**		**11,627,392**	**1,133,692**	**654,394**	**1,466,967**	**203,901**	**2,430,159**	
% per maturity term					66.3%	6.5%	3.7%	8.4%	1.2%	13.9%	

d) Available-for-sale securities

			12/31/2006								12/31/2005
	Cost	Adjustment to market value (in Stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES – DOMESTIC	**2,947,883**	**88,136**	**3,036,019**	**22.1**	**226,982**	**81,896**	**172,539**	**360,926**	**340,406**	**1,853,270**	**2,617,118**
Financial Treasury Bills	1,215,959	1,371	1,217,330	8.9	3,015	80,893	120,753	261,159	178,112	573,398	956,941
National Treasury Bills	399,665	(344)	399,321	2.9	139,931	-	48,509	94,266	116,615	-	261,151
National Treasury Notes	865,517	84,522	950,039	6.9	778	855	3,130	3,881	7,058	934,337	966,082
National Treasury/Securitization	93,087	(4,158)	88,929	0.6	-	-	1,620	-	3,309	84,000	72,401
Brazilian External Debt Bonds	373,655	6,745	380,400	2.8	83,258	148	147	-	35,312	261,535	331,613
Other	-	-	-	-	-	-	-	-	-	-	28,930
GOVERNMENT SECURITIES – ABROAD	**1,222,184**	**5,449**	**1,227,633**	**8.9**	**11,639**	**106,587**	**34,636**	**774,400**	**270,808**	**29,563**	**473,012**
Portugal	366,048	1,014	367,062	2.7	-	106,378	29,850	225,662	-	5,172	418,521
Austria	445,489	(962)	444,527	3.2	11,639	-	-	221,710	211,178	-	-
Argentina	84,229	1	84,230	0.6	-	209	-	-	59,630	24,391	54,491
Central Bank	61,074	-	61,074	0.4	-	-	-	-	59,625	1,449	817
National Treasury	23,155	1	23,156	0.2	-	209	-	-	5	22,942	53,674
Denmark	107,932	3,671	111,603	0.8	-	-	-	111,603	-	-	-
Spain	218,486	1,725	220,211	1.6	-	-	4,786	215,425	-	-	-
CORPORATE SECURITIES	**9,343,243**	**81,575**	**9,424,818**	**69.0**	**1,780,632**	**1,895,824**	**508,260**	**1,114,534**	**1,032,283**	**3,093,285**	**7,722,758**
Eurobonds and Others	4,759,657	68,410	4,828,067	35.7	103,634	1,361,774	398,694	508,206	726,772	1,728,987	3,658,108
Bank Deposit Certificates	429,254	-	429,254	3.1	16,909	-	-	408,225	722	3,398	741,331
Shares in Publicly Traded Companies	563,622	9,971	573,593	4.2	573,593	-	-	-	-	-	897,372
Debentures	1,532,853	3,361	1,536,214	11.2	421	89,658	37,994	177,778	174,952	1,055,411	1,072,225
Promissory Notes	608,698	(2,155)	606,543	4.4	81,797	444,248	63,335	17,163	-	-	539,297
Quotas of funds	1,002,536	1,665	1,004,201	7.2	1,004,201	-	-	-	-	-	272,633
Fixed Income Funds	3,495	-	3,495	-	3,495	-	-	-	-	-	9,793
Credit Right Funds	907,376	-	907,376	6.6	907,376	-	-	-	-	-	152,149
Other	91,665	1,665	93,330	0.6	93,330	-	-	-	-	-	110,691
Securitized real estate loans	441,441	323	441,764	3.2	73	144	8,231	3,155	129,837	300,324	388,190
Other	5,182	-	5,182	-	4	-	6	7	-	5,165	153,602
TOTAL	**13,513,310**	**175,160**	**13,688,470**	**100.0**	**2,019,253**	**2,084,307**	**715,435**	**2,249,860**	**1,643,497**	**4,976,118**	**10,812,888**
					14.8%	15.2%	5.2%	16.4%	12.0%	36.4%	
Deferred taxes		(69,353)									
Minority interest in subsidiaries		(2,085)									
Adjustment of securities of unconsolidated affiliates		32,360									
Adjustment of securities reclassified in prior years to held-to-maturity securities		27,518									
ADJUSTMENT TO MARKET VALUE – SECURITIES – 12/31/2006		**163,600**									
TOTAL – 12/31/2005	**10,378,327**	**434,561**	**10,812,888**		**1,662,683**	**1,171,184**	**745,423**	**1,254,998**	**1,515,997**	**4,462,603**	
					15.4%	10.8%	6.9%	11.6%	14.0%	41.3%	
Deferred taxes		(154,235)									
Minority interest in subsidiaries		(13,515)									
Adjustment of securities reclassified in prior years to held-to-maturity securities		17,255									
ADJUSTMENT TO MARKET VALUE – SECURITIES – 12/31/2005		**284,066**									

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost by maturity term. In the carrying value, not considered in results, the amount of R$ 27,518 (R$ 17,255 at 12/31/2005) is included at 12/31/2006, relating to market adjustment of the reclassified securities at 12/31/2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 187,348 (R$ 168,263 at 12/31/2005).

	12/31/2006								12/31/2005
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES – DOMESTIC	**1,238,578**	**77.1**	**22,380**	**14,301**	**10,125**	**24,539**	**299,473**	**867,760**	**1,488,046**
National Treasury Notes (1)	770,247	47.9	-	14,301	-	13,135	202,842	539,969	762,282
National Treasury Notes – M (2)	49,387	3.1	-	-	10,125	9,997	19,627	9,638	75,524
Brazilian External Debt Bonds	418,944	26.1	22,380	-	-	1,407	77,004	318,153	650,240
GOVERNMENT SECURITIES – ABROAD	**20,216**	**1.3**	**307**	**269**	**-**	**-**	**-**	**19,640**	**22,200**
CORPORATE SECURITIES	**346,626**	**21.6**	**11,130**	**364**	**565**	**1,005**	**7,036**	**326,526**	**423,039**
Eurobonds and Others	266,689	16.5	5,241	-	35	-	-	261,413	306,870
Debentures (1)	64,086	4.0	185	364	530	1,005	7,036	54,966	100,234
Quotas of funds - Other	5,704	0.4	5,704	-	-	-	-	-	6,928
Securitized real estate loans (1)	10,147	0.7	-	-	-	-	-	10,147	9,007
Total	**1,605,420**	**100.0**	**33,817**	**14,934**	**10,690**	**25,544**	**306,509**	**1,213,926**	**1,933,285**
% per maturity term			**2.1%**	**0.9%**	**0.7%**	**1.6%**	**19.1%**	**75.6%**	
Total – 12/31/2005	**1,933,285**		**14,956**	**2,824**	**37,960**	**31,151**	**75,685**	**1,770,709**	
% per maturity term			**0.8%**	**0.1%**	**2.0%**	**1.6%**	**3.9%**	**91.6%**	

(1) Includes investment of Itaú Previdência e Seguros S.A. in the amount of R$717,041 (R$ 600,903 at 12/31/2005).

(2) Refers to securities issued in nominative and non-disposable way.

f) Derivative financial instruments

	12/31/2006										12/31/2005
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS											
Futures	30,293	(24,705)	5,588	0.2	702	6,504	(13,454)	(1,217)	11,158	1,895	15,558
Option premiums	324,901	125,606	450,507	13.4	84,382	29,632	204,224	4,713	124,868	2,688	437,643
Forwards	468,158	(799)	467,359	13.9	212,271	89,019	50,548	103,637	11,715	169	293,007
Swaps - difference receivable	1,197,623	534,912	1,732,535	51.4	61,831	311,254	100,828	161,128	266,050	831,444	1,257,998
Others (*)	654,412	57,727	712,139	21.1	107,477	336,734	49,749	68,505	67,568	82,106	1,201,470
Total	**2,675,387**	**692,741**	**3,368,128**	**100.0**	**466,663**	**773,143**	**391,895**	**336,766**	**481,359**	**918,302**	**3,205,676**
% per maturity term					**13.8%**	**23.0%**	**11.6%**	**10.0%**	**14.3%**	**27.3%**	
Total – 12/31/2005	**2,864,256**	**341,420**	**3,205,676**		**1,374,039**	**472,253**	**353,950**	**350,413**	**291,196**	**363,825**	
% per maturity term					**43.0%**	**14.7%**	**11.0%**	**10.9%**	**9.1%**	**11.3%**	
LIABILITIES											
Option premiums	(247,840)	(31,215)	(279,055)	12.4	(46,269)	(63,762)	(25,915)	(29,003)	(114,106)	-	(450,523)
Forwards	(8,614)	(770)	(9,384)	0.4	(1,739)	(5,971)	(471)	(832)	(371)	-	(48,584)
Swaps - difference payable	(518,681)	(587,280)	(1,105,961)	49.3	(57,785)	(100,109)	(117,307)	(143,809)	(213,169)	(473,782)	(733,919)
Others (*)	(800,841)	(51,026)	(851,867)	37.9	(101,275)	(335,567)	(94,014)	(176,530)	(98,870)	(45,611)	(1,155,344)
Total	**(1,575,976)**	**(670,291)**	**(2,246,267)**	**100.0**	**(207,068)**	**(505,409)**	**(237,707)**	**(350,174)**	**(426,516)**	**(519,393)**	**(2,388,370)**
% per maturity term					**9.2%**	**22.5%**	**10.6%**	**15.6%**	**19.0%**	**23.1%**	
Total – 12/31/2005	**(2,178,744)**	**(209,626)**	**(2,388,370)**		**(1,199,504)**	**(329,453)**	**(159,933)**	**(337,286)**	**(147,639)**	**(214,555)**	
% per maturity term					**50.2%**	**13.8%**	**6.7%**	**14.1%**	**6.2%**	**9.0%**	

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

At December 31, 2006, ITAU HOLDING recorded at market values swap contracts, involving foreign currency, interbank market, fixed rates and indices, totaling R$ 1,243 (R$ 31,027 at 12/31/2005) in assets, distributed as follows: R$ 1,243 from 31 to 180 days (R$ 47 at 12/31/2005), R$ 45 from 181 to 365 days at 12/31/2005 and R$ 30,935 over 365 days at 12/31/2005. Liability position amounted to R$53,935 (R$ 16,778 at 12/31/2005), distributed as follows: R$53,906 from 31 to 180 days and R$ 29 over 365 days (R$ 16,778 at 12/31/2005).

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, assets prices and credit, aiming to hedge the Bank against default by the counterpart . Accordingly, ITAÚ HOLDING and its subsidiaries are fully involved in the derivative markets for meeting the growing needs of its clients, as well as carrying out its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for three basic purposes:

- Market Risk Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
- Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.
- Credit protection – to provide insurance against losses related to loan operations.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Brazilian Mercantile and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturity or currency mismatches between their obligations and the resources used to fund them. ITAÚ HOLDING carries out transactions overseas with futures, forwards, options and swaps, with registration mainly in the Chicago, New York and London Exchanges.

The main risk factors of the derivatives, assumed by at December 31, 2006, were related to the foreign exchange rate, interest rate, U.S. dollar coupon and Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Bank, with the use of transactions involving derivatives, has been able to maximize the risk-return ratios, even under high volatile situations.

The Bank carries out operations involving credit derivatives for the following purposes: a) reducing or eliminating its exposure to specific risks to the assets of its balance sheet based on the concept of credit portfolio management; and b) assuming risk positions by way of hedging purchases or sales based on the trading concept.

The operations carried out for credit portfolio management reduce the specific risks of the counterpart in default, transferring these risks, totally or partially, to the institution that sells the hedge. Such risks are daily monitored in view of the credit limits established for each counterpart, thus ensuring that they are properly managed.

The operations carried out for trading purposes are daily controlled by way of sophisticated pricing and risk measurement models.

Under regular conditions, the exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt present value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

- Futures and Forward Contracts: quotes on the exchanges;
- Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the government securities for Brazilian transactions, and on the international exchange prices for transactions carried out abroad.
- Options: statistical models that consider the volatility behavior of the asset object, the interest rates, the exercise price and the spot price of the good, such as the Black & Scholes model.
- Credit: Pricing model involving a payment flow in the case of no event, and in the case of event, the notional amount is paid in exchange for unsettled securities.

These financial instruments have their notional values recorded in memorandum accounts and adjustments/premiums are recorded in balance sheet accounts.

	Memorandum Account Notional Value		Balance Sheet Account Receivable / (Received) (Payable)/ Paid	Adjustment to market value (in results)	Market value	
	12/31/2006	12/31/2005	12/31/2006	12/31/2006	12/31/2006	12/31/2005
Futures	**190,720,774**	**88,229,522**	**30,293**	**(24,705)**	**5,588**	**15,558**
Purchase commitments	**57,508,787**	**51,389,406**	**(3,765)**	**35,964**	**32,199**	**23,052**
Foreign currency	2,579,921	5,875,731	(1,457)	221	(1,236)	(12,408)
Interbank market	42,602,036	28,693,479	10,549	15,793	26,342	19,659
Fixed rates	2,625,389	9,634,109	-	-	-	-
Indices	9,532,861	6,633,432	(12,880)	20,645	7,765	15,773
Other	168,580	552,655	23	(695)	(672)	28
Commitments to sell	**133,211,987**	**36,840,116**	**34,058**	**(60,669)**	**(26,611)**	**(7,494)**
Foreign currency	4,428,161	5,560,225	12,107	(733)	11,374	2,030
Interbank market	55,249,377	18,847,695	(2,999)	(22,375)	(25,374)	(15,815)
Fixed rates	59,655,006	2,090,611	-	-	-	-
Indices	12,638,091	10,052,759	24,990	(37,786)	(12,796)	6,477
Other	1,241,352	288,826	(40)	225	185	(186)
Swap			**678,942**	**(52,368)**	**626,574**	**524,079**
Asset position	**113,538,782**	**34,338,563**	**1,197,623**	**534,912**	**1,732,535**	**1,257,998**
Foreign currency	14,788,018	6,151,583	52,296	(9,008)	43,288	114,857
Interbank market	17,768,679	13,398,744	854,920	196,583	1,051,503	966,739
Fixed rates	65,757,214	6,355,251	244,152	143,824	387,976	143,310
Indices	15,128,279	8,386,499	32,547	202,816	235,363	20,570
Other	96,592	46,486	13,708	697	14,405	12,522
Liability position	**112,859,840**	**33,961,692**	**(518,681)**	**(587,280)**	**(1,105,961)**	**(733,919)**
Foreign currency	65,871,710	12,149,432	(106,855)	(158,029)	(264,884)	(129,635)
Interbank market	21,596,879	11,688,928	(235,947)	22,518	(213,429)	(438,306)
Fixed rates	8,772,425	3,243,773	(135,392)	(253,275)	(388,667)	(127,389)
Indices	16,262,684	6,824,173	(36,734)	(201,610)	(238,344)	(18,155)
Other	356,142	55,386	(3,753)	3,116	(637)	(20,434)
Option	**232,495,445**	**76,392,027**	**77,061**	**94,391**	**171,452**	**(12,880)**
Purchase commitments – long position	**137,511,164**	**10,704,880**	**72,420**	**(19,872)**	**52,548**	**213,595**
Foreign currency	7,743,564	8,207,019	28,415	(15,192)	13,223	118,810
Interbank market	120,454	-	-	169	169	-
Fixed rates	14,080	1,058,933	681	45	726	4,502
Indices	129,246,903	949,535	18,767	(8,512)	10,255	4,540
Shares in Publicly Traded Companies	369,752	447,260	23,355	4,147	27,502	84,961
Other	16,411	42,133	1,202	(529)	673	782
Commitments to sell – long position	**26,365,253**	**26,172,324**	**252,481**	**145,478**	**397,959**	**224,048**
Foreign currency	1,847,292	6,037,420	14,174	(2,085)	12,089	128,364
Fixed rates	-	143,602	-	-	-	44
Indices	22,741,204	17,859,541	42,862	140,859	183,721	1,427
Shares in Publicly Traded Companies	991,193	812,768	187,277	8,435	195,712	85,902
Other	785,564	1,318,993	8,168	(1,731)	6,437	8,311
Purchase commitments – short position	**45,490,566**	**11,858,228**	**(182,423)**	**67,239**	**(115,184)**	**(407,332)**
Foreign currency	4,353,573	9,659,809	(59,960)	40,838	(19,122)	(381,535)
Interbank market	186,079	127	(78)	(37)	(115)	(77)
Fixed rates	18,849	861,378	(777)	(172)	(949)	(8,741)
Indices	38,903,455	942,132	(59,383)	40,146	(19,237)	(158)
Shares in Publicly Traded Companies	1,099,805	220,112	(58,718)	(14,697)	(73,415)	(15,616)
Other	928,805	174,670	(3,507)	1,161	(2,346)	(1,205)
Commitments to sell – short position	**23,128,462**	**27,656,595**	**(65,417)**	**(98,454)**	**(163,871)**	**(43,191)**
Foreign currency	2,580,907	5,626,386	(23,150)	7,260	(15,890)	(33,031)
Fixed rates	-	286,151	-	-	-	(22)
Indices	19,168,222	18,834,862	(21,981)	(118,094)	(140,075)	(1,406)
Shares in Publicly Traded Companies	616,655	664,177	(17,475)	11,045	(6,430)	(4,442)
Other	762,678	2,245,019	(2,811)	1,335	(1,476)	(4,290)
Forwards			**459,544**	**(1,569)**	**457,975**	**244,423**
Purchase receivable			**1,371**	**(339)**	**1,032**	**40,000**
Purchase payable			**(3,173)**	**(412)**	**(3,585)**	**(40,000)**
Sales receivable			**466,787**	**(460)**	**466,327**	**253,007**
Shares in Publicly Trade Companies			464,841	(675)	464,166	244,420
Other			1,946	215	2,161	8,587
Sales deliverable			**(5,441)**	**(358)**	**(5,799)**	**(8,584)**
Other derivative financial instruments (*)	**19,587,511**	**12,727,150**	**(146,429)**	**6,701**	**(139,728)**	**46,126**
Asset position	10,592,070	7,057,619	654,412	57,727	712,139	1,201,470
Liability position	8,995,441	5,669,531	(800,841)	(51,026)	(851,867)	(1,155,344)
		ASSETS	**2,675,387**	**692,741**	**3,368,128**	**3,205,676**
		LIABILITIES	**(1,575,976)**	**(670,291)**	**(2,246,267)**	**(2,388,370)**
		TOTAL	**1,099,411**	**22,450**	**1,121,861**	**817,306**

Derivative contracts mature as follows (in days):						
Clearing	0 - 30	31 - 180	181 - 365	Over 365	12/31/2006	12/31/2005
Futures	70,190,137	72,198,423	11,192,066	37,140,148	190,720,774	88,229,522
Swaps	6,915,002	72,364,484	8,896,154	24,165,519	112,341,159	33,294,038
Options	50,672,318	142,694,283	1,206,591	37,922,253	232,495,445	76,392,027
Other	1,858,572	7,488,061	3,314,130	6,926,748	19,587,511	12,727,150

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional value per trading location (organized or over-the-counter market) and counterparties:

	12/31/2006					12/31/2005
	Futures	Swaps	Options	Other	Total	
BM&F/Bovespa	125,226,435	11,978,570	91,664,268	3,113,200	231,982,473	100,348,530
Over-the-counter market	65,494,339	100,362,589	140,831,177	16,474,311	323,162,416	110,294,207
Financial institutions	41,545,370	75,377,575	137,871,596	9,084,315	263,878,856	89,204,510
Companies	23,948,969	24,060,476	2,959,581	7,385,637	58,354,663	20,906,312
Individuals	-	924,538	-	4,359	928,897	183,385
Total	190,720,774	112,341,159	232,495,445	19,587,511	555,144,889	210,642,737
Total 12/31/2005	88,229,522	33,294,038	76,392,027	12,727,150	210,642,737	

Credit Derivatives

	Credit risk amount		Effect on the calculation of the required net equity	
	12/31/2006	12/31/2005	12/31/2006	12/31/2005
Transferred				
Credit swaps whose underlying assets are:				
Securities	(438,804)	(23,407)	(48,268)	-
Derivatives with companies	(50,000)	-	(5,500)	-
Total return rate swap - Securities	(160,350)	-	(17,639)	-
Received				
Credit swaps whose underlying assets are:				
Securities	2,761,557	604,205	48,464	-
Derivatives with companies	100,000	87,500	11,000	9,625
Total	**2,212,403**	**668,298**	**(11,943)**	**9,625**

The market value of the credit derivative operations described above, recorded in assets, totals R$ 33,125 (R$ 942 at 12/31/2005), and in liabilities, R$ 30,631 (R$ 11,472 at 12/31/2005). During the year, there was no occurrence of a credit event as provided for in the agreements.

g) Changes in adjustment to market value for the period

	01/01 to 12/31/2006	01/01 to 12/31/2005
Opening balance	247,765	356,238
Balance arising from the acquisition of BKB at 04/30/2006	**(125,718)**	-
Adjustments with impacts on:		
Net income	441,939	173,508
Stockholders' equity	(252,738)	(298,752)
Write-offs due to permanent losses	-	16,771
Closing balance	**311,248**	**247,765**
Adjustment to market value	311,248	247,765
Trading securities	113,638	51,410
Available-for-sale securities	175,160	434,561
Derivative financial instruments (assets and liabilities)	22,450	131,794
Additional provision (*)	-	(370,000)

(*) Aims at covering risks of current and future fluctuation in the prices, considering highly volatile scenarios.

For a better understanding, the following table shows the change in the additional provision for securities and the unrealized gain of available-for-sale securities and held-to-maturity securities:

	12/31/2006	12/31/2005
Additional provision	-	370,000
Adjustment to available-for-sale securities - Stockholders' equity	175,160	434,561
Adjustment to held-to-maturity securities (*)	214,866	185,518
Total unrealized gain	**390,026**	**990,079**

(*) At 12/31/2006 includes the amount of R$ 27,518 (R$ 17,255 at 12/31/2005) regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in net income.

h) Realized gain of securities portfolio

	01/01 to 12/31/2006	01/01 to 12/31/2005
Gain (loss) - trading securities and derivative financial instruments	152,831	123,359
Gain (loss) – available-for-sale securities	504,704	180,484
Total of realized gain	**657,535**	**303,843**
Adjustment to market value with impact on net income	441,939	173,508
Total	**1,099,474**	**477,351**

i) Reclassification of securities (article 5 of BACEN Circular Letter 3,068, of November 8, 2001)

The management's Financial Risk Management Committee sets forth guidelines to classify securities.

The current portfolio of securities, as well as the securities purchased in the period, are periodically and systematically evaluated based on such guidelines.

No reclassification or changes to the current guidelines were carried out in the period.

NOTE 7 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I) By type of operations and risk level

Risk levels	AA	A	B	C	D	E	F	G	H	12/31/2006 Total	12/31/2005 Total
Loan operations	13,058,171	21,817,469	11,272,406	3,011,549	2,175,751	1,718,092	1,573,918	404,265	2,386,910	57,418,531	43,748,181
Loans and discounted trade receivables	6,912,948	10,993,510	8,402,593	2,193,054	1,642,430	1,457,344	1,462,790	318,224	1,969,355	35,352,248	26,368,126
Financing	4,536,140	8,128,946	2,014,114	643,586	335,583	87,787	64,801	45,875	292,289	16,149,121	12,829,091
Farming and agribusiness industries	1,516,054	1,027,116	661,154	51,692	99,874	108,489	2,097	575	14,109	3,481,160	2,662,295
Real estate financing	93,029	1,667,897	194,545	123,217	97,864	64,472	44,230	39,591	111,157	2,436,002	1,888,669
Lease operations	561,757	12,437,588	1,761,709	584,498	208,066	40,156	32,286	20,361	195,963	15,842,384	8,291,822
Credit card operations	-	2,027,847	5,037,244	664,548	544,511	401,446	166,049	88,320	390,631	9,320,596	7,268,850
Advances on exchange contracts (1)	264,364	372,319	425,944	127,421	126,067	6,605	7,042	1,617	27,570	1,358,949	1,210,036
Other sundry receivables (2)	29,297	54,909	40,736	50,623	10,019	81	1,677	426	20,188	207,956	116,680
Total operations with credit granting characteristics	13,913,589	36,710,132	18,538,039	4,438,639	3,064,414	2,166,380	1,780,972	514,989	3,021,262	84,148,416	60,635,569
Endorsements and sureties (3)										9,499,946	7,120,718
Total with endorsements and sureties	13,913,589	36,710,132	18,538,039	4,438,639	3,064,414	2,166,380	1,780,972	514,989	3,021,262	93,648,362	67,756,287
Total – 12/31/2005	9,787,452	28,239,975	13,157,443	3,494,988	1,863,516	1,572,374	1,414,109	370,925	734,787	60,635,569	

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities - Foreign Exchange Portfolio/ Other Credits (Note 2a).
(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.
(3) Recorded in Memorandum Accounts.

II) Per maturity and risk level

	12/31/2006										12/31/2005
	AA	A	B	C	D	E	F	G	H	Total	Total
					NON-ACCRUAL (1) (2)						
Falling due installments	**-**	**-**	**960,106**	**629,294**	**396,977**	**313,934**	**468,722**	**179,165**	**548,629**	**3,496,827**	**2,285,003**
01 to 30	-	-	43,717	32,340	22,766	22,127	32,598	10,567	42,490	206,605	138,050
31 to 60	-	-	39,183	29,666	18,897	17,455	25,160	9,886	30,283	170,530	118,555
61 to 90	-	-	34,906	27,335	17,660	15,981	23,587	9,017	26,963	155,449	108,911
91 to 180	-	-	103,668	75,325	51,774	43,228	62,375	24,228	70,003	430,601	301,624
181 to 365	-	-	201,604	136,793	92,851	69,492	105,457	39,542	117,720	763,459	489,494
Over 365	-	-	537,028	327,835	193,029	145,651	219,545	85,925	261,170	1,770,183	1,128,369
Overdue installments	**-**	**-**	**146,386**	**201,628**	**368,170**	**337,196**	**421,442**	**268,923**	**1,702,688**	**3,446,433**	**1,673,616**
01 to 14	-	-	6,442	18,486	9,729	7,972	14,080	4,614	14,686	76,009	50,696
15 to 30	-	-	139,944	50,091	87,411	43,968	40,124	9,261	37,924	408,723	291,048
31 to 60	-	-	-	133,051	101,515	57,442	68,520	16,890	66,433	443,851	319,778
61 to 90	-	-	-	-	169,515	94,328	73,611	23,969	110,012	471,435	238,863
91 to 180	-	-	-	-	-	133,486	225,107	214,189	329,769	902,551	504,512
181 to 365	-	-	-	-	-	-	-	-	1,088,719	1,088,719	248,157
Over 365	-	-	-	-	-	-	-	-	55,145	55,145	20,562
SUBTOTAL	**-**	**-**	**1,106,492**	**830,922**	**765,147**	**651,130**	**890,164**	**448,088**	**2,251,317**	**6,943,260**	**3,958,619**
SPECIFIC ALLOWANCE	**-**	**-**	**(11,065)**	**(24,928)**	**(76,515)**	**(195,339)**	**(445,082)**	**(313,662)**	**(2,251,317)**	**(3,317,907)**	**(1,354,394)**
SUBTOTAL – 12/31/2005	**-**	**-**	**719,909**	**601,072**	**585,933**	**522,859**	**629,635**	**334,384**	**564,827**	**3,958,619**	
						NORMAL SITUATION					
Falling due installments	**13,796,362**	**36,386,026**	**16,968,386**	**3,422,323**	**2,182,191**	**1,460,091**	**862,961**	**63,487**	**591,512**	**75,733,339**	**55,677,420**
01 to 30	1,892,101	4,876,312	5,721,085	1,164,607	763,382	396,962	131,420	16,583	126,202	15,088,654	13,143,387
31 to 60	1,034,465	2,822,199	2,502,059	571,091	287,441	93,741	55,012	4,430	70,759	7,441,197	4,851,015
61 to 90	1,068,094	2,670,152	1,626,709	366,555	229,909	69,247	44,227	3,544	28,247	6,106,684	3,358,172
91 to 180	2,175,257	3,902,015	2,286,148	428,623	255,109	163,228	102,200	7,731	64,057	9,384,368	6,623,884
181 to 365	1,961,698	6,152,179	1,961,681	437,497	234,510	240,285	159,881	10,475	100,619	11,258,825	8,431,060
Over 365	5,664,747	15,963,169	2,870,704	453,950	411,840	496,628	370,221	20,724	201,628	26,453,611	19,269,902
Overdue up to 14 days	**117,227**	**324,106**	**463,161**	**185,394**	**117,076**	**55,159**	**27,847**	**3,414**	**178,433**	**1,471,817**	**999,530**
SUBTOTAL	**13,913,589**	**36,710,132**	**17,431,547**	**3,607,717**	**2,299,267**	**1,515,250**	**890,808**	**66,901**	**769,945**	**77,205,156**	**56,676,950**
GENERIC ALLOWANCE	**-**	**(183,551)**	**(174,315)**	**(108,232)**	**(229,926)**	**(454,574)**	**(445,403)**	**(46,831)**	**(769,945)**	**(2,412,777)**	**(1,382,782)**
SUBTOTAL – 12/31/2005	**9,787,452**	**28,239,975**	**12,437,537**	**2,893,912**	**1,277,583**	**1,049,515**	**784,474**	**36,541**	**169,961**	**56,676,950**	
TOTAL	**13,913,589**	**36,710,132**	**18,538,039**	**4,438,639**	**3,064,414**	**2,166,380**	**1,780,972**	**514,989**	**3,021,262**	**84,148,416**	**60,635,569**
EXISTING ALLOWANCE	**-**	**(183,551)**	**(185,380)**	**(277,063)**	**(919,018)**	**(1,082,972)**	**(1,246,501)**	**(514,937)**	**(3,021,262)**	**(7,430,684)**	**(4,107,176)**
Minimum allowance required (3)	-	(183,551)	(185,380)	(133,160)	(306,441)	(649,913)	(890,485)	(360,492)	(3,021,262)	(5,730,684)	(2,737,176)
Additional allowance (4)	-	-	-	(143,903)	(612,577)	(433,059)	(356,016)	(154,445)	-	(1,700,000)	(1,370,000)
TOTAL – 12/31/2005	**9,787,452**	**28,239,975**	**13,157,446**	**3,494,984**	**1,863,516**	**1,572,374**	**1,414,109**	**370,925**	**734,788**	**60,635,569**	
EXISTING ALLOWANCE – 12/31/2005	**-**	**(141,200)**	**(176,519)**	**(349,149)**	**(558,868)**	**(786,029)**	**(989,734)**	**(370,889)**	**(734,788)**	**(4,107,176)**	
Minimum allowance required (Note 3)	-	(141,200)	(131,574)	(104,849)	(186,351)	(471,712)	(707,054)	(259,648)	(734,788)	(2,737,176)	
Additional allowance (4)	-	-	(44,945)	(244,300)	(372,517)	(314,317)	(282,680)	(111,241)	-	(1,370,000)	

(1) Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.

(2) The balance of non-accrual operations amounts to R$ 4,425,930 (R$ 2,137,026 at 12/31/2005).

(3) The policy of not using the "AA" rating for very small, small and middle market companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by recording a provision upon the granting of loan.

(4) According to BACEN's request, the additional allowance is classified into risk level to show the additional amounts determined through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

III - By business sector

	12/31/2006	%	12/31/2005	%
PUBLIC SECTOR	**855,537**	**1.0**	**1,335,928**	**2.2**
Chemical and Petrochemical	187,116	0.2	230,170	0.4
Generation and distribution of electric energy	529,030	0.6	971,468	1.6
Other	139,391	0.2	134,290	0.2
PRIVATE SECTOR	**83,292,879**	**99.0**	**59,299,641**	**97.8**
CORPORATIONS	**40,625,558**	**48.3**	**28,861,612**	**47.6**
INDUSTRY	**16,603,836**	**19.7**	**11,720,503**	**19.3**
Food and beverages	2,957,952	3.5	1,882,014	3.1
Steel and metallurgy	1,982,504	2.4	1,264,799	2.1
Chemical and Petrochemical	2,708,896	3.2	1,654,861	2.7
Electrical and electronic	901,236	1.1	616,599	1.0
Paper and pulp	852,171	1.0	515,844	0.9
Light and heavy vehicles	498,521	0.6	708,235	1.2
Textile and clothing	1,239,436	1.5	756,005	1.2
Mechanics	804,012	1.0	507,501	0.8
Tobacco	287,637	0.3	384,748	0.6
Fertilizers, insecticides and crop protection	861,366	1.0	715,198	1.2
Autoparts and accessories	708,760	0.8	473,069	0.8
Construction material	657,419	0.8	502,731	0.8
Pharmaceuticals	323,446	0.4	299,039	0.5
Wood and furniture	647,167	0.8	520,482	0.9
Tractors and agribusiness machinery	106,069	0.1	99,702	0.2
Other	1,067,244	1.3	819,676	1.4
COMMERCE	**6,668,417**	**7.9**	**4,439,111**	**7.3**
Retail	5,387,522	6.4	3,465,737	5.7
Wholesale	986,412	1.2	626,556	1.0
Other	294,483	0.3	346,818	0.6
SERVICES	**11,919,044**	**14.2**	**9,367,218**	**15.4**
Telecommunications	973,437	1.2	1,120,289	1.8
Generation and distribution of electric energy	1,621,231	1.9	2,152,234	3.5
Financial	1,138,873	1.4	638,643	1.1
Service companies	2,371,453	2.8	1,572,128	2.6
Contractors and real estate agents	1,131,427	1.3	764,093	1.3
Real estate financing (company)	383,264	0.5	295,530	0.5
Public services concessionaries	439,123	0.5	406,003	0.7
Transportation	1,222,996	1.5	763,941	1.3
Communications	423,067	0.5	76,952	0.1
Other	2,214,173	2.6	1,577,405	2.6
PRIMARY SECTOR	**4,615,324**	**5.5**	**2,849,409**	**4.7**
Mining	1,070,999	1.3	342,513	0.6
Farming and livestock	3,521,196	4.2	2,469,708	4.1
Other	23,129	0.0	37,188	0.1
OTHER	**818,937**	**1.0**	**485,371**	**0.8**
INDIVIDUALS	**42,667,321**	**50.7**	**30,438,029**	**50.2**
Credit cards	9,188,425	10.9	7,215,950	11.9
Real estate financing	2,052,738	2.4	1,593,139	2.6
Consumer loans/vehicles/overdraft	31,426,158	37.3	21,628,940	35.7
TOTAL	**84,148,416**	**100.0**	**60,635,569**	**100.0**

b) Credit concentration

Loan, lease and other credit operations (*)	12/31/2006		12/31/2005	
	Risk	% of total	Risk	% of total
Largest debtor	971,323	1.0	569,002	0.8
20 largest debtors	7,811,822	8.3	6,574,893	9.7
50 largest debtors	13,439,417	14.4	11,566,596	17.1
100 largest debtors	18,962,802	20.3	16,240,398	24.0

Loan, lease and other credit operations and securities of companies and financial institutions (*)	12/31/2006		12/31/2005	
	Risk	% of total	Risk	% of total
Largest debtor	1,267,902	1.2	741,757	0.9
20 largest debtors	12,718,831	11.6	10,805,434	13.4
50 largest debtors	20,642,485	18.8	18,271,560	22.7
100 largest debtors	28,502,817	26.0	24,754,698	30.7

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 a 12/31/2006	01/01 a 12/31/2005
Opening balance	**(4,107,176)**	**(3,053,555)**
Balance arising from the BKB acquisition at 04/30/2006	(370,812)	-
Net increase for the period	(6,447,640)	(3,716,278)
Write-offs	3,494,944	2,662,657
Closing balance	**(7,430,684)**	**(4,107,176)**
Specific allowance (1)	(3,317,907)	(1,354,394)
Generic allowance (2)	(2,412,777)	(1,382,782)
Additional allowance (3)	(1,700,000)	(1,370,000)

(1) *Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.*

(2) *For operations not covered by the previous item due to the classification of the client or operation.*

(3) *Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.*

Obs: The specific and generic allowances reflect the effects of supplementary allowance totaling R$ 254,975 (R$ 215,975 at 12/31/2005) as it does not consider the option established by article 5 of CMN Resolution 2682, of 12/21/1999, amended by article 2 of CMN Resolution 2697, of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based only on the overdue amounts.

At December 31, 2006, the balance of the allowance for loan losses in relation to the loan portfolio is equivalent to 8.8% (6.8% at 12/31/2005).

d) Recovery and renegotiation of credits

I – Composition of the result of allowance for loan losses

	01/01 to 12/31/2006	01/01 to 12/31/2005
Net increase for the period	(6,447,640)	(3,716,278)
Recoveries	943,018	889,024
Renegotiation	268,218	380,594
Receipt	674,800	508,430
Result of allowance for loan losses	**(5,504,622)**	**(2,827,254)**

II – Renegotiated credits

	12/31/2006	12/31/2005
Renegotiated credits (*)	2,726,332	1,369,674
Allowance for loan losses	(1,576,415)	(559,701)
(%)	57.8	40.9

(*) Some renegotiations of loans offer discounts to clients in the installments paid upon maturity. In the fourth quarter, we started to take into consideration all credit renegotiations, net of discounts, are reducing Gross Income from Financial Operations by R$ 90,246, R$ 254,292 of which are related to the reduction in Income from Financial Operations -Loan, Lease and Other Credit Operations, and R$ 164,046 are related to the Expense for Allowance for Loan Losses.

e) Credit assignments

In 2006, credit assignments without joint liability were carried out, related to those operations with remote chances of recoverability, according to management, which up to March 31, 2006 had been additionally written off to losses, as mentioned in Note 2b. This portfolio, in the amount of R$ 2,830,868, was realized for the amount of R$ 473,933, without any effects on the consolidated results, in accordance with the appraisal report, in conformity with CMN Resolution No. 2,836 of May 30, 2001

If the previously adopted procedure had been used, the amount of R$ 999,886 would have been written off in addition to losses, which would have decreased the portfolio balance and the related allowance by the same amount, without any effect on results.

f) Restricted operations on assets

We present below information related to the restricted operations on assets, realized in accordance with CMN Resolution 2,921 of January 17, 2002.

	12/31/2006					01/01 to 12/31/2006
	0 - 30	31 - 180	180 - 365	Over 365	Total	Income (Expenses)
Restricted operations on assets						
Loan operations	44,996	217,576	18,871	275,281	556,724	8,923
Liabilities - restricted operations on assets						
Foreign borrowings through securities	44,941	214,370	15,571	281,514	556,396	(7,841)
Net revenue from restricted operations						**1,082**

At December 31, 2006, there were no default operations.

NOTE 8 – FOREIGN EXCHANGE PORTFOLIO

	12/31/2006	12/31/2005
ASSETS – OTHER RECEIVABLES	**12,872,015**	**7,707,411**
Exchange purchase pending settlement – foreign currency	6,851,561	4,135,028
Bills of exchange and term documents – foreign currency	1,448	2,023
Exchange sale rights – local currency	6,205,132	3,689,538
(-) Advances received – local currency	(186,126)	(119,178)
LIABILITIES – OTHER LIABILITIES (Note 2a II)	**13,123,604**	**7,827,929**
Exchange sales pending settlement – foreign currency	6,148,571	3,670,177
Liabilities from purchase of foreign currency – local currency	6,972,146	4,155,011
Other	2,887	2,741
MEMORANDUM ACCOUNTS	**188,562**	**85,399**
Outstanding import credits – foreign currency	136,176	59,424
Confirmed export credits – foreign currency	52,386	25,975

NOTE 9 – FUNDING AND BORROWINGS AND ONLENDINGS

a) Summary

	12/31/2006						12/31/2005	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	47,619,099	6,671,995	2,164,232	4,717,548	61,172,874	49.1	50,519,735	54.6
Deposits received under securities repurchase agreements	11,141,803	2,107,822	5,676,071	20,419,012	39,344,708	31.6	22,030,650	23.7
Funds from acceptance and issuance of securities	97,690	768,314	2,185,952	4,489,434	7,541,390	6.0	4,960,762	5.4
Borrowings and onlendings	1,098,366	2,281,685	1,370,225	5,766,790	10,517,066	8.4	9,156,272	9.9
Securitization of foreign payment orders	-	120,985	96,890	1,313,842	1,531,717	1.2	1,285,335	1.4
Subordinated debts	-	61,900	-	4,504,490	4,566,390	3.7	4,584,421	5.0
TOTAL	59,956,958	12,012,701	11,493,370	41,211,116	124,674,145		92,537,175	
% per maturity term	48.1	9.6	9.2	33.1				
TOTAL – 12/31/2005	45,439,963	9,802,538	5,780,584	31,514,090	92,537,175			
% per maturity term	49.1	10.6	6.2	34.1				

b) Deposits

	12/31/2006						12/31/2005	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	17,332,787	-	-	-	17,332,787	28.3	12,255,358	24.2
Savings accounts	22,911,960	-	-	-	22,911,960	37.5	19,782,601	39.2
Interbank	1,721,117	351,459	70,014	24,394	2,166,984	3.5	645,530	1.3
Time deposits	3,888,935	6,320,536	2,094,218	4,693,154	16,996,843	27.8	17,402,137	34.4
Other deposits	1,764,300	-	-	-	1,764,300	2.9	434,109	0.9
TOTAL	47,619,099	6,671,995	2,164,232	4,717,548	61,172,874		50,519,735	
% per maturity term	77.9	10.9	3.5	7.7				
TOTAL – 12/31/2005	37,839,909	5,889,638	1,974,873	4,815,315	50,519,735			
% per maturity term	74.9	11.7	3.9	9.5				

c) Deposits received under securities repurchase agreements

	12/31/2006						12/31/2005	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own Portfolio	**2,789,089**	**2,107,822**	**5,676,071**	**20,403,447**	**30,976,429**	**78.8**	**17,510,299**	**79.5**
Public securities	75,349	6,259	15,573	10,542	107,723	0.2	185,375	0.9
Private securities	24,465	-	-	75,260	99,725	0.3	546,563	2.5
Own issue	511,201	1,948,206	5,660,405	20,229,253	28,349,065	72.1	15,035,895	68.2
Foreign	2,178,074	153,357	93	88,392	2,419,916	6.2	1,742,466	7.9
Third-party portfolio	**8,352,714**	**-**	**-**	**-**	**8,352,714**	**21.2**	**4,520,351**	**20.5**
Free portfolio	**-**	**-**	**-**	**15,565**	**15,565**	**0.0**	**-**	**-**
TOTAL	**11,141,803**	**2,107,822**	**5,676,071**	**20,419,012**	**39,344,708**		**22,030,650**	
% per maturity term	28.3	5.4	14.4	51.9				
TOTAL – 12/31/2005	**6,842,200**	**1,777,106**	**1,653,043**	**11,758,301**	**22,030,650**			
% per maturity term	31.0	8.1	7.5	53.4				

d) Funds from acceptance and issuance of securities

	12/31/2006						12/31/2005	
	0-30	31-180	181-365	Over 365	TOTAL	%	Total	%
MORTGAGE AND REAL ESTATE NOTES	**-**	**271,856**	**247,924**	**-**	**519,780**	**6.9**	**-**	**-**
DEBENTURES	**-**	**105,221**	**1,500,000**	**1,350,000**	**2,955,221**	**39.2**	**1,455,452**	**29.3**
FOREIGN BORROWING THROUGH SECURITIES – Non Trade Related	**97,690**	**391,237**	**438,028**	**3,139,434**	**4,066,389**	**53.9**	**3,505,310**	**70.7**
Issued in Brazil – Fixed Rate Notes	**-**	**4,025**	**-**	**427,600**	**431,625**	**5.7**	**472,820**	**9.6**
Issued abroad	**97,690**	**387,212**	**438,028**	**2,711,834**	**3,634,764**	**48.2**	**3,032,490**	**61.1**
Brazil Risk Note Programme	58,705	88,050	-	425,991	572,746	7.6	995,163	20.1
Euro Certificates of Deposits	6,717	14,049	22,303	-	43,069	0.6	37,485	0.8
Euro Medium Term Note Programme	-	91	-	14,966	15,057	0.2	16,485	0.3
Euronotes	-	4,532	-	246,412	250,944	3.3	249,582	5.0
Fixed-rate notes	31,626	278,531	415,488	2,022,803	2,748,448	36.4	1,733,526	34.9
Other	642	1,959	237	1,662	4,500	0.1	249	0.0
TOTAL	**97,690**	**768,314**	**2,185,952**	**4,489,434**	**7,541,390**		**4,960,762**	
% per maturity term	1.3	10.2	29.0	59.5				
TOTAL – 12/31/2005	**118,327**	**286,418**	**449,241**	**4,106,776**	**4,960,762**			
% per maturity term	2.3	5.8	9.1	82.8				

e) Borrowing and onlendings

	12/31/2006						12/31/2005	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	**916,491**	**1,663,367**	**639,129**	**1,960,450**	**5,179,437**	**49.2**	**4,851,617**	**53.0**
Local	57,102	87,298	4,024	4,775	153,199	1.5	167,162	1.8
Foreign (*)	859,389	1,570,950	632,746	1,921,736	4,984,821	47.4	4,684,455	51.2
Assumption of obligations	-	5,119	2,359	33,939	41,417	0.4	-	-
ONLENDINGS	**181,875**	**618,318**	**731,096**	**3,806,340**	**5,337,629**	**50.8**	**4,304,655**	**47.0**
Local onlendings – official institutions	178,897	599,289	731,096	3,469,336	4,978,618	47.3	4,065,230	44.4
BNDES	65,390	308,376	435,241	1,718,281	2,527,288	24.0	2,546,780	27.8
FINAME	97,486	233,993	292,761	1,695,671	2,319,911	22.1	1,403,943	15.3
Other	16,021	56,920	3,094	55,384	131,419	1.2	114,507	1.3
Foreign onlendings	**2,978**	**19,029**	**-**	**337,004**	**359,011**	**3.4**	**239,425**	**2.6**
TOTAL	**1,098,366**	**2,281,685**	**1,370,225**	**5,766,790**	**10,517,066**		**9,156,272**	
% per maturity term	10.4	21.7	13.0	54.8				
TOTAL – 12/31/2005	**639,527**	**1,748,570**	**1,626,184**	**5,141,991**	**9,156,272**			
% per maturity term	6.9	19.1	17.8	56.2				

(*) Foreign borrowings are basically represented by investments in foreign exchange transactions related to export pre-financing and import financing.

f) Securitization of foreign payment orders

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	12/31/2006				12/31/2005	
	31-180	181-365	Over 365	Total	Total	%
TOTAL	**120,985**	**96,890**	**1,313,842**	**1,531,717**	**1,285,335**	100.0
% per maturity term	7.9	6.3	85.8			
TOTAL – 12/31/2005	**28,063**	**77,243**	**1,180,029**	**1,285,335**		
% per maturity term	2.2	6.0	91.8			

g) Subordinated debt

Funds obtained through issuance of subordinated debt securities, in accordance with the conditions determined by CMN Resolution 2,837 of 05/30/2001, are as follows:

	12/31/2006				12/31/2005	
	31-180	Over 365	Total	%	Total	%
CDB (1)	1,625	2,123,785	2,125,410	46.5	1,960,304	42.8
Debentures (2)	23,715	600,000	623,715	13.7	632,412	13.8
Euronotes (3)	22,228	940,317	962,545	21.1	1,058,865	23.1
Redeemable preferred shares (4)	14,332	840,388	854,720	18.7	932,840	20.3
TOTAL	**61,900**	**4,504,490**	**4,566,390**		**4,584,421**	
% per maturity term	1.4	98.6				
TOTAL –12/31/2005	**72,743**	**4,511,678**	**4,584,421**			
% per maturity term	1.6	98.4				

(1) Bank Deposit Certificates
- *issued on 12/23/2002, with nominal value of R$ 850,000, with maturity on 12/23/2009 and paying interest semiannually at the average Interbank Deposit rate plus 0.87% p.a.;*
- *issued on 02/26/2003, with nominal value of R$ 673,103, with maturity on 02/26/2008 and paying interest at the Interbank Deposit rate upon maturity.*

(2) Non-convertible debentures:
- *issued on 09/01/2001, with nominal value of R$ 600,000, with maturity on 09/01/2008, with no projected amortization or renegotiation and paying interest semiannually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.*

(3) Euronotes:
- *issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity on 08/15/2011 and paying interest semiannually at the rate of 10% p.a.;*
- *issued on 08/13/2001, in the amount of ¥ 30.000.000 thousand (US$ 244,938 thousand), also with maturity on 08/15/2011 and paying interest semiannually at the rate of 4.25% p.a.;*
- *issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30.000 thousand held in treasury), with maturity on 06/28/2012 and paying interest semiannually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date and up to maturity, at the rate of 13.625% semiannually.*

(4) Redeemable preferred shares:
- *issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semiannually.*

NOTE 10 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the Technical Provisions

	12/31/2006	12/31/2005
Insurance	**1,436,255**	**1,268,240**
Unearned premiums	780,079	700,428
Unsettled claims	362,518	348,644
IBNR	215,068	161,615
Premium deficiency – Others	20,874	11,908
Premium deficiency – Health care (1)	47,528	34,906
Mathematical provision for benefits to be granted	6,594	7,913
Mathematical provision for benefits granted	332	-
Financial surplus	1,501	1,055
Unsettled benefits	400	886
Redemption and other unresolved amounts	1,361	885
Life insurance and pension plan	**16,473,041**	**12,260,056**
Unearned premiums	260,436	244,037
Unsettled claims	34,576	36,589
IBNR	45,727	41,566
Mathematical provision for benefits to be granted	15,526,003	11,438,954
Mathematical provision for benefits granted	108,561	89,315
Financial surplus	297,149	238,677
Financial variation	85,906	83,626
Risk variation	26,537	18,985
Insufficient contribution (2)	50,096	41,815
Redemption and other unresolved amounts	21,671	16,492
Premium deficiency	9,986	7,280
Unexpired risks	1,332	1,266
Unsettled benefits	1,392	1,427
Administrative	3,669	27
Capitalization	**1,127,155**	**1,111,238**
Mathematical provision for redemptions	1,051,556	1,021,332
Contingencies	65,167	74,896
Raffles pending/ payable	10,432	15,010
TOTAL	**19,036,451**	**14,639,534**

(1) *The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.*

In compliance with USGAAP standards, the provisions recorded in the financial statements filed with the SEC (Securities and Exchange Commission) were conservatively estimated at R$ 614,109 at 12/31/2005 (R$ 549,000 at 12/31/2004), enough to cover deficits until the termination of the plans in 2099.

To maintain the economic and financial balance of the health care plans, discussions are still being maintained with the ANS (National Health Agency – the Brazilian health market regulator) regarding the restructuring of the plan, as well as price adjustments. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.

In relation to the coverage of estimated amounts, existing accounting differences between the local and USGAAP practices are substantially offset by the goodwill amortization criteria.

(2) *Recorded based on actuarial valuation in a sufficient amount for the settlement of obligations.*

b) Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	12/31/2006	12/31/2005	12/31/2006	12/31/2005	12/31/2006	12/31/2005	12/31/2006	12/31/2005
Interbank investments – Money market	193,743	87,285	265,947	171,046	258,282	170,770	717,972	429,101
Securities and derivative financial instruments	966,031	937,133	16,065,975	11,943,230	887,573	958,001	17,919,579	13,838,364
PGBL/VGBL FUND QUOTAS (1)	-	-	14,323,595	10,214,972	-	-	14,323,595	10,214,972
Other securities	966,031	937,133	1,742,380	1,728,258	887,573	958,001	3,595,984	3,623,392
Government	312,705	225,866	777,918	693,229	143,701	120,071	1,234,324	1,039,166
Private	653,326	711,267	964,462	1,035,029	743,872	837,930	2,361,660	2,584,226
Credit rights (2)	270,066	262,019	189,136	199,648	-	-	459,202	461,667
TOTAL	**1,429,840**	**1,286,437**	**16,521,058**	**12,313,924**	**1,145,855**	**1,128,771**	**19,096,753**	**14,729,132**

(1) PGBL and VGBL plan securities portfolio, the ownership and embedded risks of which are the customers' responsibility, is recorded as securities, as determined by SUSEP, as a contra-entry to liabilities in the Pension Plan Technical Provisions account.

(2) Recorded under Other receivables - Insurance premiums receivable.

c) Results of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	01/01 to 12/31/2006	1/1 to 12/31/2005	01/01 to 12/31/2006	01/01 to 12/31/2005	01/01 to 12/31/2006	1/1 to 12/31/2005	01/01 to 12/31/2006	1/1 to 12/31/2005
Income from financial operations	**167,373**	**159,710**	**137,204**	**116,004**	**108,473**	**107,841**	**413,050**	**383,555**
Financial income from Insurance, pension plan and capitalization operations	167,762	160,227	1,769,070	1,550,278	180,296	183,050	2,117,128	1,893,555
Financial expenses from insurance, pension plan and capitalization operations	(389)	(517)	(1,631,866)	(1,434,274)	(71,823)	(75,209)	(1,704,078)	(1,510,000)
Results of operations from insurance, pension plan and capitalization	**571,286**	**334,929**	**346,636**	**294,547**	**208,468**	**168,763**	**1,126,390**	**798,239**
Premiums and contributions	2,155,789	1,917,547	5,120,571	3,963,857	794,170	798,233	8,070,530	6,679,637
Changes in technical provisions	(97,088)	(111,323)	(2,573,719)	(1,957,161)	(555,761)	(595,369)	(3,226,568)	(2,663,853)
Expenses for claims	(1,162,882)	(1,140,757)	(124,725)	(117,484)	-	-	(1,287,607)	(1,258,241)
Selling expenses	(337,620)	(380,847)	(23,405)	(23,337)	(1,046)	-	(362,071)	(404,184)
Expenses for benefits and redemptions	-	-	(2,045,461)	(1,567,759)	(25,150)	(29,732)	(2,070,611)	(1,597,491)
Other income and expenses	13,087	50,309	(6,625)	(3,569)	(3,745)	(4,369)	2,717	42,371
TOTAL	**738,659**	**494,639**	**483,840**	**410,551**	**316,941**	**276,604**	**1,539,440**	**1,181,794**

NOTE 11 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

ITAÚ HOLDING and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a) Contingent Assets: in the period from January 1 to December 31, 2006, contingent assets were not recognized and there are no lawsuits with realization classified as probable.

b) Contingent Liabilities: these are estimated and classified as follows:

- **Calculation criteria:**

  Civil lawsuits: quantified upon judicial notification, and adjusted monthly:

  - Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or regular Court) and claimant; or

  - Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits.

  These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

  Labor lawsuits: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision.

  Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

  Other risks: calculated mainly based on the assessment of credits risk on joint obligations.

- **Contingencies classified as probable:** are recognized in the accounting books and are represented by Civil Lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; Tax and Social Security represented by lawsuits and administrative proceedings involving federal and municipal taxes; and Other Risks represented basically by the joint obligation for securitized rural operations.

  The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

Change in Provision for Contingent Liabilities	01/01 to 12/31/2006				
	Civil	Labor	Tax and social security	Other	Total
Opening balance	**(766,365)**	**(874,599)**	**(370,099)**	**(148,327)**	**(2,159,390)**
Balance from the BKB acquisition at 04/30/2006	(35,605)	(13,490)	(147,024)	(6,531)	(202,650)
Write-offs due to the split of Credicard at 04/30/2006	86,279	9,497	93,076	-	188,852
Changes in the Period Reflected in Results (Notes 12e, 12g and 12h)	(272,452)	(424,680)	(901)	74,621	(623,412)
Restatements/Charges	-	-	(30,928)	-	(30,928)
Increase	(272,452)	(424,680)	30,027	(2,722)	(669,827)
Write-offs through reversal	-	-	-	77,343	77,343
Payments	196,098	316,453	-	-	512,551
Subtotal	**(792,045)**	**(986,819)**	**(424,948)**	**(80,237)**	**(2,284,049)**
Contingencies guaranteed by indemnity clauses (Note 4l-I)	(20,289)	(550,896)	(7,048)	-	(578,233)
Closing balance (Note 12c)	**(812,334)**	**(1,537,715)**	**(431,996)**	**(80,237)**	**(2,862,282)**
Escrow deposits at 12/31/2006 (Note 12a)	**424,507**	**678,105**	**285,227**	**-**	**1,387,839**
Escrow deposits at 12/31/2005 (Note 12a)	**224,743**	**480,253**	**187,105**	**-**	**892,101**

- **Contingencies classified as possible**: not recognized in the accounting books and are represented by Civil Lawsuits amounting to R$ 146,066 and Tax and Social Security Lawsuits amounting to R$ 2,028,852. The principal characteristics of these lawsuits are described below:

- CPMF (Tax on Bank Account Outflows) in Customer Operations – R$ 387,944: refers to tax assessment notices issued for collection of tax credit related to CPMF on operations carried out with customers. The decision from the Taxpayers' Council or the Superior Chamber of Tax Appeals of the Ministry of Finance is pending.

- IR/CS (Income Tax and Social Contribution) on disposal of investments – R$ 321,342: refers to tax assessment notice issued due to tax effects on disposal of investments. The lower court's decision is pending.

- IR (Income Tax)/Allowance for Loan Losses – R$ 281,062: calculated by adopting the Regulatory Instruction (IN) 76/87 and the CMN Resolution 1,748/90, thus rejecting the IN 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993. The bank is questioning the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank's appeal, however, the judgment by the Federal Regional Court of the 3rd Region is pending.

- Social Security Contribution on Profit Sharing and Results Exceeding the Collective Bargaining Agreement – R$ 174,754: refers to the Debt Entry Tax Notice issued based on the levy of social security contribution on the payment of profit sharing and results. A decision from the appellate court is pending.

- ISS (Service Tax) – Leasing – R$ 126,668: the bank is questioning the constitutionality of the requirement, since: a) capital lease is a type of lease of chattels; b) the referred operations are financial leases, in which there is no service provision and therefore they cannot be taxed by ISS, under penalty of violation of articles 156 III of the Federal Constitution of 1988 and 110 of the National Tax Code. Should the tax levy be confirmed, it shall be due at the company's principal place of business, under article 12, "a" of Decree-Law 406/68.

- ISS – Banking Institutions – R$ 123,338 refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

- Apportionment of Net Assets by Book Value – R$ 114,039: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. A notice on the decision from the appellate court is pending.

- Social Security Contribution on Sole Bonus – R$ 77,393: refers to Debt Entry Tax Notices issued based on the levy of social security contribution on sole bonus paid to the employees. The lower court's decision is pending.

The amount of R$ 972,810 related to Securities, the amount of R$ 516,049 (R$ 187,445 at 12/31/2005), as well as Permanent Assets represented basically by Property For Own Use in the amount of R$ 958,785 (R$ 496,069 at 12/31/2005), according to article 32 of Law 10,522/02, are pledged in guarantee of voluntary resources related to contingent liabilities lawsuits.

The Receivables balance arising from reimbursements of contingencies total R$ 651,039 (R$ 117,174 at 12/31/2005), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

c) **Legal Liabilities – Tax and Social Security:** recognized at the full amount being questioned totaling:

Probability of loss	12/31/2006
Possible	913,758
Probable	281,476
Remote	2,631,946
Total (*)	**3,827,180**

(*) Changes in these provisions and respective deposits are shown in Note 13c II.

At March 31, 2006, the income arising from the restatement of escrow deposits and the expenses on restatement of the corresponding liabilities started being recognized on the accrual basis, which gave rise to additions to the financial margin and the income net of taxes of R$ 169,030 and R$ 99,090, respectively.

According to the opinion of the legal advisors, ITAÚ HOLDING and its subsidiary companies are not involved in any administrative proceedings or lawsuits that may significantly affect the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized upon the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors of other cases, showed that the amounts provided for are sufficient, according to the CVM Resolution 489 of October 3, 2005.

The adjustment to this Resolution's new requirements did not produce effects on the results and stockholders' equity.

NOTE 12 – BREAKDOWN OF ACCOUNTS

a) Other Sundry Receivables

	12/31/2006	12/31/2005
Deferred tax assets (Note 13b I)	6,342,230	3,830,729
Social contribution for offset (Note 13b I)	1,020,648	1,125,971
Taxes and contributions for offset	1,326,155	995,937
Escrow deposits for provisions to contingent liabilities (Note 11b)	1,903,888	1,079,546
Contingencies classified as probable	1,387,839	892,101
Contingencies classified as possible - Tax and Social Security lawsuits	516,049	187,445
Escrow deposits for legal liabilities - Tax and Social Security (Note 13c II)	2,363,669	1,589,782
Escrow deposits for foreign fund raising program	489,563	220,853
Receivables from reimbursement of contingent liabilities (Note 11b)	651,039	117,174
Receivables from the sale of the Credicard brand (Note 12i)	277,940	-
Sundry domestic debtors	230,598	270,350
Sundry foreign debtors	96,348	53,199
Tax incentive options	81,674	66,720
Recoverable payments	17,930	26,754
Salary advances	35,164	30,110
Amounts receivable from related companies	16,709	3,902
Operations without credit granting characteristics	41,451	123,462
Securities and credits receivable	61,382	146,549
(-) Allowance for other loan losses	(19,931)	(23,087)
Other	27,917	12,822
Total	**14,922,923**	**9,547,311**

At ITAÚ HOLDING, other Sundry Receivables are basically composed of Taxes and contributions for offset of R$ 154,896 (R$ 33,134 at 12/31/2005) and Deferred tax assets of R$ 523,914 (R$ 313,807 at 12/31/2005) (Note 13b I).

b) Prepaid expenses

	12/31/2006	12/31/2005
Technical cooperation agreement (*)	968,906	1,031,020
Commissions	201,502	180,336
Advertising	117,275	161,395
Other	91,230	74,615
TOTAL	**1,378,913**	**1,447,366**

(*) *Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. As of December 31, 2006, the balance basically comprises the amount of R$ 374,000 (R$ 477,410 at December 31, 2005)related to the agreement entered into on September 16, 2005 with the Municipal Government of São Paulo and R$ 279,746 (R$ 332,279 at December 31, 2005) related to the agreements entered into with the State Governments of Rio de Janeiro, Minas Gerais and Goiás.*

c) Other Sundry Liabilities

	12/31/2006	12/31/2005
Provision for contingent liabilities (Note 11b)	2,862,282	2,159,390
Provision for personnel	455,999	354,600
Provision for sundry payments	923,810	694,334
Liabilities for official agreements and rendering of payment services	75,603	62,576
Sundry creditors - local	412,652	235,416
Sundry creditors - foreign	79,528	54,392
Liabilities for purchase of assets and rights	123,428	78,742
Related to insurance companies	203,842	212,019
Provision for corporate restructuring (*)	106,433	27,000
Provision to cover actuarial deficit (Note 18d)	29,278	26,850
Creditors of funds to be released	81,657	48,316
Funds from consortia participants	66,324	78,659
Other	19,022	15,998
Total	**5,439,858**	**4,048,292**

(*) *Refers to the provision for corporate restructuring of BKB. (12/31/2005 – provision for implementation of the New Agreement for Credicard Management).*

At ITAÚ HOLDING, Other Sundry Liabilities basically consist of amounts payable related to acquisition of Investment of R$ 59,243 (R$ 133,722 at 12/31/2005).

d) Banking Service Fees

	01/01 to 12/31/2006	01/01 to 12/31/2005
Resources management	1,986,445	1,687,960
Asset management fees	1,921,279	1,630,893
Consortia management fees	65,166	57,067
Current account services	1,548,991	1,385,454
Credit cards	2,104,276	1,904,263
Annual fees	554,905	457,319
Other services	1,549,371	1,446,944
Relationship with stores	1,120,583	1,024,713
Credit card processing	428,788	422,231
Loan operations and guarantees provided	1,689,472	1,259,309
Loan operations	1,572,039	1,170,063
Guarantees provided	117,433	89,246
Collection services	908,815	838,809
Collection fees	456,540	402,002
Collection services	234,848	235,869
Interbank charges (securities, checks and wire)	217,427	200,938
Other	858,574	661,256
Income from consultation to Serasa	221,771	195,941
Income from brokerage	245,335	131,705
Income from custody services and management of portfolio	88,402	66,833
Income from economic and financial advisory	81,079	43,155
Foreign exchange services	31,871	33,276
Other services	190,116	190,346
Total	**9,096,573**	**7,737,051**

e) Personnel expenses

	01/01 to 12/31/2006	01/01 to 12/31/2005
Compensation	(2,729,606)	(2,226,300)
Charges	(833,082)	(694,983)
Welfare benefits	(701,296)	(588,197)
Training	(69,391)	(57,641)
Subtotal	**(4,333,375)**	**(3,567,121)**
Severance pay	(65,436)	(114,629)
Labor claims (Note 11b)	(424,680)	(290,087)
Sole bonus (*)	-	(62,532)
Total	**(4,823,491)**	**(4,034,370)**

(*) The 2006 Collective Bargaining Agreement does not include the Sole Bonus, but it provides instead an Additional Profit Sharing, which is provided for in Profit Sharing.

f) Other administrative expenses

	01/01 to 12/31/2006	01/01 to 12/31/2005
Data processing and telecommunication	(1,373,932)	(1,181,064)
Depreciation and amortization (Note 14b)	(659,859)	(612,756)
Facilities	(813,805)	(715,573)
Third-party services	(1,049,566)	(832,355)
Financial system services	(448,725)	(372,044)
Advertising, promotions and publications	(474,956)	(384,603)
Transportation	(232,790)	(194,141)
Materials	(194,454)	(164,962)
Security	(172,479)	(138,391)
Legal	(64,340)	(73,704)
Travel expenses	(65,180)	(49,444)
Other	(290,837)	(197,416)
Total	**(5,840,923)**	**(4,916,453)**

g) Other operating revenues

	01/01 to 12/31/2006	01/01 to 12/31/2005
Reversal of operating provisions	210,462	-
Legal liabilities – tax and social security (Note 13c II)	133,119	-
Provision for contingencies – other (Note 11b)	77,343	-
Investment in subsidiaries, not arising from net income	50,033	12,549
Recovery of charges and expenses	74,674	91,608
AOLA service agreement (*)	-	119,933
Foreign exchange variation on assets of companies abroad	-	30,922
Other	223,829	262,804
Total	**558,998**	**517,816**

(*) Refer to amounts received in advance related to the agreement for terminating ITAÚ HOLDING's strategic alliance with America Online Latin America Inc., which provided for the mutual release from all obligations arising from such alliance and related amendments.

h) Other operating expenses

	01/01 to 12/31/2006	01/01 to 12/31/2005
Provision for contingencies (Note 11b)	(276,075)	(415,333)
Civil lawsuits	(272,452)	(333,288)
Tax and social security	(901)	(47,257)
Other	(2,722)	(34,788)
Selling - credit cards	(347,466)	(250,259)
Claims	(175,732)	(187,487)
Provision for the Technical Cooperation Agreement - Banestado (1)	-	(78,887)
Amortization of goodwill on purchase of investments (2)	(3,300,638)	(200,000)
Provision for corporate restructuring (3)	-	(75,000)
Other	(449,157)	(208,692)
Total	**(4,549,068)**	**(1,415,658)**

(1) Refers to the agreement entered into with the State Government of Paraná, as the State Decree 5,434 annulled such agreement, transferring the services to other financial institutions. ITAÚ filed an appeal in relation to this annulment.

(2) In 12/31/2006, it basically refers to:

- *BKB acquisition (Note 2a I) in the amount of R$ 3,111,934*
- *acquisition of BPI SGPS S.A. shares in the amount of R$ 115,269, which, net of minority interest, represents R$ 65,100*
- *acquisition of quotas of Previtec - Previdência e Tecnologia Ltda and SFR Software e Análise de Sistemas Ltda, companies specialized in the provision of private pension fund management services, in the amount of R$ 31,982*
- *acquisition in association with Lojas Americanas S.A of Pandora Participações S.A., a company that has the right to offer financial products and services by way of the Shoptime electronic channel and Shoptime TV, in the amount of R$ 34,249*

In 12/31/2005, refers to the alliance with Lojas Americanas S.A.

(3) Refers to expenses arising from the implementation of the New Agreement for Credicard Management (disclosed in Material Fact by ITAÚ HOLDING on 02/01/2005) and other corporate restructuring in the Group.

i) **Non-operating income:** refers to the exclusive right exercised by Citibank to use the Credicard brand as from January 1, 2009 amounting to R$ 277,940 (disclosed in Material Fact by ITAÚ HOLDING on 12/06/2006).

NOTE 13 - TAXES

a) Composition of expenses for taxes and contributions

I - We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 12/31/2006	01/01 to 12/31/2005
Income before income tax and social contribution	**6,460,402**	**7,965,510**
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (Note 4m), respectively	(2,196,537)	(2,708,273)
Increase/decrease to Income Tax and Social Contribution charges arising from:		
Permanent (Additions) Exclusions	**618,975**	**418,175**
Investments in affiliates	100,085	18,346
Foreign exchange variation of investments abroad	(171,275)	(307,434)
Interest on capital	661,466	635,156
Dividends, interest on external debt bonds and tax incentives	73,503	62,179
Other	(44,804)	9,928
Temporary (Additions) Exclusions	**(909,439)**	**150,409**
Allowance for loan losses	(766,265)	(251,580)
Excess (insufficiency) of depreciation of capital lease	923,633	603,669
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	71,835	184,538
Interest on capital	(193,263)	(178,117)
Legal liabilities – Tax and Social Security, Contingent Liabilities and Restatement of Escrow Deposit	63,849	(98,758)
Income on sale of permanent asset items and rights	67,615	(350)
Goodwill on purchase of investments	(1,046,375)	(18,000)
Other non-deductible provisions	(30,468)	(90,993)
(Increase) Offset on tax losses/Negative social contribution basis	**100,731**	**166,641**
Expenses for income tax and social contribution	**(2,386,270)**	**(1,973,049)**
Related to temporary differences		
Increase (reversal) for the period	806,809	(317,410)
Prior periods increase (reversal)	142,862	12,663
Income (expenses) from deferred taxes	**949,671**	**(304,747)**
Total income tax and social contribution	**(1,436,599)**	**(2,277,796)**

At ITAÚ HOLDING, income tax and social contribution related to temporary differences is mainly represented by the provision for interest on capital.

II - Composition of tax expenses:

	01/01 to 12/31/2006	01/01 to 12/31/2005
PIS and COFINS	(1,558,338)	(1,333,993)
ISS	(310,857)	(279,406)
Tax on Bank Account Outflows (CPMF)	(303,653)	(247,873)
Other	(142,766)	(88,666)
Total (Note 4m)	**(2,315,614)**	**(1,949,938)**

At ITAÚ HOLDING, tax expenses are basically comprised of PIS and COFINS in the amount of R$ 70,391 (R$ 68,370 from 01/01 to 12/31/2005) and CPMF in the amount of R$ 7,165 (R$ 5,725 from 01/01 to 12/31/2005).

III – Tax Effects on Foreign Exchange Management of Investments Abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

Results of these transactions are computed on calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included in referred basis, pursuant to tax legislation in force.

b) Deferred Taxes

I- The deferred tax asset balance and its changes, segregated based on origin and disbursements incurred, are shown as follows:

	PROVISIONS		DEFERRED TAX ASSETS					
	12/31/2006	12/31/2005	12/31/2005	Acquisition of BKB	Write-off due to the split of Credicard	Realization / Reversal	Increase	12/31/2006
Related to tax losses and negative social contribution basis			551,369	3	-	(165,364)	129,312	515,320
Related to disbursed provisions			1,290,686	227,532	-	(567,905)	1,415,013	2,365,326
Allowance for loan losses			918,453	192,263	-	(502,760)	1,159,371	1,767,327
Allowance for real estate			44,583	209	-	(21,194)	-	23,598
Goodwill on purchase of investments			150,037	-	-	(1,191)	267,087	415,933
Other			177,613	35,060	-	(42,760)	(11,445)	158,468
Related to non-disbursed provisions (*)	11,445,287	7,169,293	1,988,674	172,461	(95,892)	(755,375)	2,151,716	3,461,584
Related to the operation	9,745,287	5,429,293	1,522,874	172,461	(95,892)	(755,375)	2,039,516	2,883,584
Interest on capital	1,508,579	939,579	312,268	-	-	(312,268)	502,830	502,830
Legal liabilities – tax and social security	1,496,896	1,411,724	365,320	15,037	(52,118)	(23,615)	116,927	421,551
Provision for contingent liabilities	2,018,813	1,790,941	572,715	41,412	(31,741)	(211,268)	276,121	647,239
Civil	792,045	851,640	277,884	-	(28,755)	(49,669)	58,141	257,601
Labor	801,820	744,666	228,655	4,587	(2,986)	(107,690)	122,590	245,156
Tax and social security	424,948	117,291	39,879	36,825	-	(27,612)	95,390	144,482
Other	-	77,344	26,297	-	-	(26,297)	-	-
Goodwill on purchase of investments	3,022,469	-	-	-	-	(27,860)	926,973	899,113
Provision for corporate restructuring	106,433	27,000	9,180	76,166	-	(49,159)	-	36,187
Other non-deductible provisions	1,592,097	1,260,049	263,391	39,846	(12,033)	(131,205)	216,665	376,664
Related to provisions in excess in relation to the minimum required not disbursed	1,700,000	1,740,000	465,800	-	-	-	112,200	578,000
Allowance for loan losses	1,700,000	1,370,000	465,800	-	-	-	112,200	578,000
Adjustment to market value – securities and derivatives (assets and liabilities)	-	370,000	-	-	-	-	-	-
Total	**11,445,287**	**7,169,293**	**3,830,729**	**399,996**	**(95,892)**	**(1,488,644)**	**3,696,041**	**6,342,230**
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure 2,158-35 of August 24, 2001			1,125,971			(105,323)	-	1,020,648

(*) From a financial point of view, rather than recording the provision of R$ 11,445,287 (R$ 7,169,293 at 12/31/2005) and deferred tax assets of R$ 3,461,584 (R$ 1,988,674 at 12/31/2005), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets of R$ 6,342,230 (R$ 3,830,729 at 12/31/2005) to R$ 2,880,646 (R$ 1,842,055 at 12/31/2005).

At ITAÚ HOLDING, deferred tax assets amount to R$ 523,914 (R$ 313,807 at 12/31/2005) and are basically represented by interest on capital, the expectation of realization of which is up to 1 year.

II- Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2005	Acquisition of BKB	Realization / Reversal	Increase	12/31/2006
Reflected in income and expense accounts	**(1,125,701)**	**(84,184)**	**3,282**	**(1,231,691)**	**(2,438,294)**
Depreciation in excess - leasing	(971,930)	-	-	(916,748)	(1,888,678)
Taxation on results abroad – Capital gains	(51,403)	-	-	(1,110)	(52,513)
Adjustment from operations in futures market	(86,639)	(84,184)		(113,551)	(284,374)
Restatement of escrow deposits related to legal and contingent liabilities	-			(132,401)	(132,401)
Income on sale of permanent asset items and rights	(2,738)	-		(67,619)	(70,357)
Other	(12,991)	-	3,282	(262)	(9,971)
Reflected in stockholders' equity accounts - Adjustment to market value of available-for-sale securities (Note 2b)	**(184,673)**		**118,313**		**(66,360)**
Total	**(1,310,374)**	**(84,184)**	**121,595**	**(1,231,691)**	**(2,504,654)**

At ITAÚ HOLDING, provision for deferred income tax and social contribution amounts to R$ 6,109 as of December 31, 2005, and is represented by adjustments from operations in futures market.

III- The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure 2158-35 of 08/24/2001, and from Provision for Deferred Income Tax and Social Contribution existing at December 31, 2006, in accordance with the expected future taxable income, based on the history of profitability and technical studies of feasibility are:

	Deferred tax assets			Social contribution for offset	Provision for deferred income tax and social contribution	Net deferred taxes
	Temporary differences	Tax loss and negative basis	Total			
2007	2,392,201	388,854	2,781,055	121,100	(435,222)	2,466,933
2008	947,389	126,466	1,073,855	193,820	(585,042)	682,633
2009	840,233	-	840,233	227,839	(485,033)	583,039
2010	822,085	-	822,085	259,327	(442,555)	638,857
2011	397,809	-	397,809	218,562	(387,591)	228,780
after 2012	427,193	-	427,193	-	(169,211)	257,982
Total	5,826,910	515,320	6,342,230	1,020,648	(2,504,654)	4,858,224
Present value (*)	5,172,900	484,860	5,657,760	879,584	(2,150,813)	4,386,531

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, foreign exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the estimate of realization of deferred tax assets arising from temporary differences, tax losses and negative basis not be used as an indication of future net income.

IV - Unrecorded deferred tax assets amount to R$ 327,401 (R$ 325,501 at 12/31/2005).

At ITAÚ HOLDING, unrecorded deferred tax assets amount to R$ 10,087 (R$ 7,189 at 12/31/2005).

c) Taxes and Social Security Contributions:

I - The balance of Taxes and Social Security Contributions is composed as follows:

	12/31/2006	12/31/2005
Taxes and contributions on income payable	811,807	730,497
Taxes and contributions payable	485,883	434,168
Provision for deferred income tax and social contribution (Note 13b III)	2,504,654	1,310,374
Legal liabilities –tax and social security (Note 13c II)	3,827,180	2,588,360
Total	**7,629,524**	**5,063,399**

At ITAÚ HOLDING the balance of Tax and Social Security Contributions totals R$ 115,419 and is basically represented by Taxes and Contributions on Income Payable of R$ 53,473 and Legal Liabilities – Tax and Social Security of R$ 60,950.

II- Legal Liabilities – Tax and Social Security and related Escrow Deposits

Change in legal liabilities	01/01 to 12/31/2006	01/01 to 12/31/2005
Opening balance (*)	**(2,588,360)**	**(2,183,821)**
Balance from acquisition of BKB on 04/30/2006	(195,406)	-
Write-off due to the split of Credicard on 04/30/2006	119,107	-
Changes in the period reflected in results	(1,174,123)	(415,705)
Charges on taxes	(547,520)	(258,845)
Net increase	(759,722)	(156,860)
Write-offs through reversal	133,119	-
Payments	11,602	11,166
Closing balance	**(3,827,180)**	**(2,588,360)**

(*) The amounts related to Tax and Social Security Contingencies were reclassified to comply with the requirements of CVM Resolution 489 of 10/03/2005 (Note 20).

Change in escrow deposits	01/01 to 12/31/2006	01/01 to 12/31/2005
Opening balance	**1,589,782**	**1,061,868**
Balance from acquisition of BKB on 04/30/2006	81,804	-
Appropriation of income	499,298	27,537
Change in the period	192,785	500,377
Deposited	210,873	625,335
Withdrawals	(16,095)	(120,742)
Conversion into income	(1,993)	(4,216)
Closing balance	**2,363,669**	**1,589,782**

d) Taxes Paid or Provided for and Withheld from Clients

We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on financial operations:

	01/01 to 12/31/2006	01/01 to 12/31/2005
Taxes paid or provided for	6,220,016	5,278,978
Taxes withheld and collected from clients	9,130,934	6,338,559
Total	**15,350,950**	**11,617,537**

NOTE 14 – PERMANENT ASSETS

a) Investments

I – Changes of investments - ITAÚ HOLDING

Companies		Balances at 12/31/2005	Subscription/ Acquisition/ Sales	Dividends and interest on capital received (1)	Equity in earnings of subsidiaries	Adjustment to marketable securities of subsidiaries	Balances at 12/31/2006	Equity in earnings of subsidiaries from 01/01 to 12/31/2005
Domestic		**16,223,720**	**4,697,833**	**(1,997,122)**	**6,603,373**	**(135,485)**	**25,392,319**	**5,177,908**
Banco Itaú S.A.		7,822,846	4,627,730	(1,199,100)	2,201,593	(157,788)	13,295,281	2,140,701
Banco Itaú BBA S.A.		3,416,304	90,452	(344,399)	731,695	7,232	3,901,284	867,402
Banco Itaucard S.A.	(2)(3)	2,406,327	-	(355,300)	2,469,523	(21)	4,520,529	1,117,387
Itauseg Participações S.A.	(4)(5)	1,547,573	-	(7,727)	837,930	13,030	2,390,806	727,120
Itaú BBA Participações S.A.		933,219	25,800	(66,391)	229,606	2,063	1,124,297	268,420
Itaú Corretora de Valores S.A.	(2)	97,451	1,100	(24,205)	85,777	(1)	160,122	56,878
Banco ItauBank S.A.	(6)	-	(47,249)	-	47,249	-	-	-
Abroad		**-**	**1,375,246**	**-**	**102,318**	**-**	**1,477,564**	**-**
BKB Chile Holding, Inc.	(7)(8a)	-	1,163,795	-	75,247	-	1,239,042	-
BankBoston Uruguay S.A.	(7)(8b)	-	146,307	-	20,171	-	166,478	-
OCA S.A.	(7)(8c)	-	40,076	-	5,518	-	45,594	-
OCA Casa Financiera S.A.	(7)(8d)	-	22,723	-	1,141	-	23,864	-
ACO Ltda.	(7)(8e)	-	2,331	-	61	-	2,392	-
Boston Directo S.A.	(7)(8f)	-	192	-	2	-	194	-
Libero Trading International Ltd	(6)	-	(178)	-	178	-	-	-
TOTAL		**16,223,720**	**6,073,079**	**(1,997,122)**	**6,705,691**	**(135,485)**	**26,869,883**	**5,177,908**

(1) Income receivable includes an interest on capital receivable amounting to R$ 458,935 (R$ 381,637 at 12/31/2005);
(2) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(3) New company name of Itaucard Financeira S.A. Crédito, Financiamento e Investimento, approved at BACEN on 04/25/2006;
(4) The investment in Itaú Seguros S.A. was delivered for capital increase in Itauseg Participações S.A. at 01/31/2006 while one preferred share was maintained;
(5) The balances of investment and equity in earnings of subsidiaries at 12/31/2005 refer to Itaú Seguros S.A.;
(6) Investment acquired on 05/01/2006 and merged by Banco Itaú S.A. on 10/02/2006 - Note 2A;
(7) Note 2A;
(8) Investments include goodwill amounting to: (a) R$ 452,416, (b) R$ 47,119, (c) R$ 12,522, (d) R$ 1,819, (e) R$ 214 and (f) R$ 7.

Companies	Capital	Stockholders' equity	Net income for the period	Number of shares owned by ITAÚ HOLDING			Equity share in voting capital (%)	Equity share in capital (%)
				Common	Preferred	Quotas		
Domestic								
Banco Itaú S.A.	10,174,893	13,301,524	1,979,394	99,569,772	-	-	100.00	100.00
Banco Itaú BBA S.A.	2,877,207	5,318,123	1,105,564	2,589,417	5,284,526	-	49.00	74.50
Banco Itaucard S.A.	15,032,007	20,440,484	2,695,970	-	1,277,933,118	-	-	0.54
Itauseg Participações S.A.	1,717,000	2,619,445	893,699	1,582,676,636	-	-	91.01	91.01
Itaú BBA Participações S.A.	775,079	1,349,154	275,527	102,387	409,554	-	50.00	83.33
Itaú Corretora de Valores S.A.	207,201	413,884	94,405	-	811,503	-	-	4.78
Abroad								
BKB Chile Holding, Inc.	675,049	786,626	73,578	100	-	-	100.00	100.00
Bankboston Uruguay S.A.	36	119,358	16,442	210,131	-	-	100.00	100.00
Oca S.A.	13,161	33,072	5,317	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	16,984	22,045	301	646	-	-	100.00	100.00
Aco Ltda.	12	2,178	103	-	-	132	100.00	100.00
Boston Directo S.A.	153	187	2	1,749,845	-	-	100.00	100.00

II – Composition of investments

	12/31/2006	12/31/2005
Investment in affiliates	**1,779,561**	**587,724**
Domestic	**119,750**	**101,172**
AGF Brasil Seguros S.A.	114,915	101,172
Delle Holdings S.A.	4,835	-
Abroad	**1,659,811**	**486,552**
BPI – SGPS S.A. (BPI)	693,729	483,933
Banco Itaubank - Chile and Uruguay (Note 2a I)	963,467	-
Other	2,615	2,619
Other investments	**322,062**	**268,539**
Investments through tax incentives	105,892	106,595
Equity securities	86,983	48,542
Shares and quotas	25,299	24,923
Other	103,888	88,479
Provision for losses	**(91,282)**	**(107,055)**
TOTAL	**2,010,341**	**749,208**

III – Composition of the Equity in Earnings of Affiliates

	01/01 to 12/31/2006	01/01 to 12/31/2005
Investment in affiliates - domestic	**17,277**	**15,499**
Investments in affiliates - abroad	**277,090**	**38,459**
Foreign exchange variation on investments	8,946	(154,869)
Equity in earnings of affiliates	268,144	193,328
Total	**294,367**	**53,958**

b) Fixed Assets and Deferred Charges

	Net balance at 12/31/2005	Change					12/31/2006			12/31/2005		
		Acquisition of BKB	Acquisitions	Disposals	Depreciation/ Amortization expenses (Note 12f)	Foreign exchange variation	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
FIXED ASSETS	**1,835,740**	**333,034**	**468,414**	**(38,082)**	**(524,287)**	**(3,595)**	**5,997,411**	**(3,926,187)**	**2,071,224**	**5,515,269**	**(3,679,529)**	**1,835,740**
REAL ESTATES IN USE (*)	**1,171,268**	**217,507**	**67,076**	**(888)**	**(59,779)**	**(9,761)**	**2,451,303**	**(1,065,880)**	**1,385,423**	**2,147,465**	**(976,197)**	**1,171,268**
Land	613,317	34,601	20,177	(175)	-	(1)	667,919	-	667,919	613,317	-	613,317
Buildings	557,951	182,906	46,899	(713)	(59,779)	(9,760)	1,783,384	(1,065,880)	717,504	1,534,148	(976,197)	557,951
OTHER	**664,472**	**115,527**	**401,338**	**(37,194)**	**(464,508)**	**6,166**	**3,546,108**	**(2,860,307)**	**685,801**	**3,367,804**	**(2,703,332)**	**664,472**
Installations	72,913	26,990	15,382	(5,279)	(18,078)	8,050	309,180	(209,202)	99,978	269,495	(197,006)	72,489
Furniture and equipment	45,387	38,250	32,019	(7,529)	(41,509)	(628)	343,470	(277,480)	65,990	262,337	(221,093)	41,244
EDP systems	471,147	19,979	306,888	(7,328)	(362,159)	(2,401)	2,602,771	(2,176,645)	426,126	2,604,308	(2,135,868)	468,440
Other (Communication, security and transportation)	75,025	30,308	47,049	(17,058)	(42,762)	1,145	290,687	(196,980)	93,707	231,664	(149,365)	82,299
DEFERRED CHARGES	**271,815**	**117,408**	**235,930**	**-**	**(135,572)**	**(1,013)**	**875,448**	**(386,880)**	**488,568**	**499,708**	**(227,893)**	**271,815**
Leasehold improvements	156,618	40,345	135,505	-	(58,722)	(3,437)	396,162	(125,853)	270,309	269,810	(113,192)	156,618
Expenses on acquisition of software	106,577	77,063	99,939	-	(74,809)	7,643	470,627	(254,214)	216,413	221,222	(109,245)	111,977
Other deferred expenses	8,620	-	486	-	(2,041)	(5,219)	8,659	(6,813)	1,846	8,676	(5,456)	3,220
TOTAL	**2,107,555**	**450,442**	**704,344**	**(38,082)**	**(659,859)**	**(4,608)**	**6,872,859**	**(4,313,067)**	**2,559,792**	**6,014,977**	**(3,907,422)**	**2,107,555**

(*) Includes amounts pledged in guarantee in voluntary deposits (Note 11b).

NOTE 15 - STOCKHOLDERS' EQUITY

a) Capital

At the Extraordinary Stockholders' Meeting held on August 25, 2006, the stockholders resolved to transfer all shares of BKB in Brazil and Libero Trading International Ltd, which was effectively carried out on September 1, 2006. Accordingly, the capital stock increased by R$ 4,581,120, which was carried out by issuing 68,518,094 book-entry preferred shares with no par value. At the Extraordinary Stockholders' Meeting held on December 26, 2006, the stockholders resolved to transfer all shares of BKB operations in Chile and Uruguay, approved by BACEN on February 1, 2007. Accordingly, the capital stock increased by R$ 1,373,093, which was carried out by issuing 20,536,836 book-entry common shares with no par value. (Note 2a)

Capital comprises 1,221,996,220 book-entry shares with no par value, of which 626,500,256 are common and 595,495,964 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the control block, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 14,254,213 (R$ 8,300,000 at 12/31/2005), of which R$ 11,014,605 (R$ 6,710,275 at 12/31/2005) refers to stockholders domiciled in the country and R$ 3,239,608 (R$ 1,589,725 at 12/31/2005) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period.

	NUMBER			Total Value
	Common	Preferred	Total	
Shares of capital stock at 12/31/2005	**605,963,420**	**526,977,870**	**1,132,941,290**	
ESM held on 08/25/2006	-	68,518,094	68,518,094	
ESM held on 12/26/2006	20,536,836	-	20,536,836	
Shares of capital stock at 12/31/2006	**626,500,256**	**595,495,964**	**1,221,996,220**	
Treasury shares at 12/31/2005	**4,387,823**	**24,544,000**	**28,931,823**	**(1,296,027)**
Purchases of shares	608,900	-	608,900	(36,580)
Disposals – stock option plan	-	(4,762,860)	(4,762,860)	209,674
Treasury shares at 12/31/2006 (*)	**4,996,723**	**19,781,140**	**24,777,863**	**(1,122,933)**
Outstanding shares 12/31/2006	**621,503,533**	**575,714,824**	**1,197,218,357**	
Outstanding shares 12/31/2005	**601,575,597**	**502,433,870**	**1,104,009,467**	

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the costs of shares repurchased in the period as well as the average cost of treasury shares and their market price at 12/31/2006:

Cost/Market Value	Common	Preferred
Purchases in the period		
Minimum	49.17	-
Weighted average	60.07	-
Maximum	60.71	-
Total treasury shares		
Average cost	60.07	44.02
Market value	64.74	77.40

b) Dividends

Stockholders are entitled to a mandatory annual dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.055 per share to be paid to preferred shares.

The monthly advance of the mandatory minimum dividend, paid as Interest on Capital, uses the share position of the last working day of the prior month as calculation basis, and the payment is made in the first working day of the following month, in the amount of R$ 0.024 per share as from April 3, 2006, as approved in the Board of Directors' meeting held on February 20, 2006.

I – Calculation

Net Income	6,819,129	
Adjustments:		
(-) Legal reserve	(340,956)	
Dividend calculation basis	6,478,173	
Dividends and interest on capital paid/advanced/provided for	1,922,927	29.7%

II - Payments/Provision of Interest on Capital and Dividends

	Gross	WTS	Net
Paid / Prepaid	**624,725**	**(66,120)**	**558,605**
2 monthly installments of R$ 0.021 per share paid between February and March 2006	46,425	(6,964)	39,461
9 monthly installments of R$ 0.024 per share paid between April and December 2006:	242,587	(36,388)	206,199
Supplementary - R$ 0.303 per share - paid on 08/21/2006:	335,713	(22,769)	312,944
.. Interest on capital – R$ 0.137 per share	151,791	(22,769)	129,022
.. Dividends - R$ 0.166 per share	183,922	-	183,922
Provided for (*)	**1,587,437**	**(223,115)**	**1,364,322**
1 monthly installment of R$ 0.024 per share to be paid in January 2007.	28,234	(4,235)	23,999
Interest on capital provided for – R$ 1.22 per share	1,459,203	(218,879)	1,240,324
Dividends provided for – R$ 0.084 per share	100,000	-	100,000
Total from 01/01 to 12/31/2006 - R$ 1.888 per share	**2,212,162**	**(289,235)**	**1,922,927**
Total from 01/01 to 12/31/2005 - R$ 1.668 per share	**1,852,133**	**(266,991)**	**1,585,142**

(*) Recorded in Other Liabilities – Social and Statutory.

c) Capital and revenue reserves

	12/31/2006	12/31/2005
CAPITAL RESERVES – Premium on subscription of shares	**1,290,005**	**1,289,969**
REVENUE RESERVES	**12,350,694**	**7,842,554**
Legal	950,426	609,470
Statutory:	11,400,268	7,233,084
- Dividends Equalization (1)	4,909,082	3,318,640
- Working capital increase (2)	2,247,905	1,433,851
- Increase in capital of investees (3)	4,243,281	2,480,593

(1) *Reserve for Dividends Equalization - its purpose is to guarantee funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.*
(2) *Reserve for Working Capital - its purpose is to guarantee funds for the Banks' operations.*
(3) *Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increases of investees.*

d) Reconciliation of Net Income and Stockholders' Equity

The difference between the Net Income and Stockholders' Equity of ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill on purchase of investments, the recording of deferred tax assets and the write-off of unrealized income on intercompany operations, on which the related taxes were deferred.

	Net income		Stockholders' equity	
	01/01 to 12/31/2006	01/01 to 12/31/2005	12/31/2006	12/31/2005
ITAÚ HOLDING	**6,819,129**	**5,321,473**	**26,935,579**	**16,420,562**
Amortization of goodwill	(3,059,703)	90,205	(4,644,200)	(1,584,502)
Deferred tax asset	549,394	(175,456)	1,275,751	726,362
Unrealized income (loss)	107	15,112	(2,659)	(2,766)
ITAÚ HOLDING CONSOLIDATED	**4,308,927**	**5,251,334**	**23,564,471**	**15,559,656**

e) Stock Option Plan

This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, to one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ HOLDING Compensation Committee is responsible for defining the total number of options to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the "vesting" and "blackout" periods for exercising the options. Options may be granted to eligible employees of Itaú Holding or officers and employees of controlled companies for extraordinary and significant reasons and at the employment of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

The exercise of stock options, pursuant to the Plan's regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting records related to the plan are carried out upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders' Equity.

The dilution percentage of the current stockholders' interest, in the event all granted options were exercised by the end of the vesting period and based on the market value of Stockholders' Equity, would be 0.07% for 2006, 0.38% for 2007, 0.38% for 2008, 0.37% for 2009, 0.31% for 2010 and 0.35% for 2011.

Should the method of recognizing the granted option premiums in expenses be adopted, the effects in results based on the binomial stock pricing model would amount to R$ 64,349 in the period and R$ 171,233 in future periods until the end of the vesting period falling due on December 31, 2010.

I - Total granted options

Granting		Vesting period until	Exercise period until	Exercise price restated (R$1)	Options			
Nº	Date				Granted	Exercised	Cancelled	Not exercised
Closed Series					21,617,180	21,257,180	360,000	-
5th	02/22/99	12/31/03	12/31/06	14.03	4,641,000	4,607,000	34,000	-
6th	02/14/00	12/31/04	12/31/07	21.41	5,332,000	5,044,000	254,000	34,000
6th	05/02/05	12/31/04	12/31/07	21.41	12,390	9,910	-	2,480
7th	02/19/01	12/31/05	12/31/08	27.75	5,100,000	4,100,850	216,000	783,150
7th	05/02/05	12/31/05	12/31/08	27.75	14,900	11,920	-	2,980
8th	03/04/02	12/31/06	12/31/09	26.31	90,000	-	-	90,000
8th	03/04/02	12/31/06	12/31/09	26.47	5,341,500	701,500	253,500	4,386,500
8th	01/07/04	12/31/06	12/31/09	26.47	62,500	-	-	62,500
8th	05/02/05	12/31/06	12/31/09	26.47	14,060	-	-	14,060
9th	03/10/03	12/31/07	12/31/10	17.92	135,000	30,000	-	105,000
9th	03/10/03	12/31/07	12/31/10	17.93	5,339,000	774,000	214,000	4,351,000
9th	01/07/04	12/31/07	12/31/10	17.93	62,500	-	-	62,500
9th	05/02/05	12/31/07	12/31/10	17.93	11,270	-	-	11,270
9th	08/01/05	12/31/07	12/31/10	17.93	10,000	-	-	10,000
10th	02/16/04	12/31/08	12/31/11	27.09	5,046,950	335,000	255,300	4,456,650
10th	08/01/05	12/31/08	12/31/11	27.09	10,000	-	-	10,000
11th	02/21/05	12/31/09	12/31/12	38.12	4,016,200	209,000	103,100	3,704,100
11th	08/01/05	12/31/09	12/31/12	38.12	10,000	-	-	10,000
12th	02/21/06	12/31/10	12/31/13	56.72	4,323,500	24,000	53,000	4,246,500
				Total	61,189,950	37,104,360	1,742,900	22,342,690

II – Change in stock options

	Number	Price (*)
Balance at 12/31/2006	**23,000,850**	**26.18**
Options:		
. Granted	4,323,500	
. Cancelled	(218,800)	
. Exercised	(4,762,860)	
Balance at 12/31/2006	**22,342,690**	**32.40**

(*) Weighted average exercise price.

III – Exercised options in the period (R$1)

Granting	Number of shares	Exercise price (*)	Market value (*)
5th	64,680	13.93	72.01
6th	14,910	21.06	69.27
7th	4,027,270	26.92	64.21
8th	123,000	25.82	69.79
9th	81,000	17.67	71.16
10th	219,000	26.71	69.97
11th	209,000	37.55	68.51
12th	24,000	54.94	67.70
Total	**4,762,860**	**27.14**	**65.06**

(*) Weighted average value.

IV – Effect of the option exercise

Amount received for the sale of shares – exercised options	129,251
(-) Cost of treasury shares sold	(209,674)
Effect on sale (*)	(80,423)

(*) Recorded on revenue reserves.

NOTE 16 – RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

- The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

- Fundação Itaubanco, FUNBEP – Multisponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), and Itaubank Association of Private Social Security, closed-end private pension funds that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 18a; and

- Fundação Itaú Social, Instituto Itaú Cultural and Fundação Itaubank, entities sponsored by ITAÚ HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21e, 21f and 21g.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

- Bank transactions under normal conditions, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as current accounts, investments in and redemption of securities and the provision for custody/management services.

- Purchase, lease, maintenance and technical assistance of IT equipment from Itautec S.A. and subsidiaries; and

- Rental of real estate from ITAÚSA, Fundação Itaubanco, FUNBEP and PREBEG.

NOTE 17 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

	BOOK VALUE		MARKET		Unrealized income (loss) (3)			
					Result		Stockholders' equity	
	12/31/2006	12/31/2005	12/31/2006	12/31/2005	12/31/2006	12/31/2005	12/31/2006	12/31/2005
Interbank deposits	10,067,275	9,776,737	10,084,018	9,803,641	16,743	26,904	16,743	26,904
Securities and derivative financial instruments	46,235,776	33,098,354	46,423,124	33,636,617	390,026	990,079	187,348	538,263
Additional provision (exceeding minimum required)					-	370,000	-	370,000
Adjustment of available-for-sale securities					175,160	434,561	-	-
Adjustment of held-to-maturity securities					214,866	185,518	187,348	168,263
Loan, lease and other credit operations	76,717,732	56,528,393	76,820,826	56,681,637	103,094	153,244	103,094	153,244
Investment in BPI	693,729	483,933	2,216,793	1,307,463	1,523,064	823,530	1,523,064	823,530
Parent company					897,987	485,546	897,987	485,546
Minority stockholders(1)					625,077	337,984	625,077	337,984
Fundings and borrowings (2)	31,884,654	27,860,046	31,864,004	27,859,459	20,650	587	20,650	587
Securitization of foreign payment orders	1,531,717	1,285,335	1,574,804	1,288,389	(43,087)	(3,054)	(43,087)	(3,054)
Subordinated debts	4,566,390	4,584,421	4,610,518	4,641,785	(44,128)	(57,364)	(44,128)	(57,364)
Treasury shares	1,122,933	1,296,027	1,806,509	1,588,099	-	-	683,576	292,072
Total unrealized					**1,966,362**	**1,933,926**	**2,447,260**	**1,774,182**

(1) The investment held by minority stockholders does not affect the result of ITAÚ HOLDING.

(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.

(3) It does not consider corresponding tax effects.

To obtain the market values for these Financial Instruments, the following criteria were adopted:

- Interbank investments were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on January 2, 2007 for floating-rate securities.

- Securities and derivative financial instruments, according to the rules established by Circular Letters 3068 and 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

- Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

- Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

- Time and Interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on January 2, 2007. The effects of hedges (swap contracts) are also taken into account.

- Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

- Subordinated debts, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

- Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 18 – BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a) Supplementary retirement benefits:
ITAU HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit plan
Fundação Itaubanco	Supplementary Retirement Plan – PAC (1) Franprev Benefit Plan – PBF (1) 002 Benefit Plan – PB002 (1) Supplementary Retirement Plan – Flexible Premium Itaulam Basic Plan – PBI (1) Itaulam Supplementary Plan – PSI (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1) Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Citiprevi - Entidade Fechada de Previdência Complementar (Orbitall/Credicard Itaú)	Credicard Retirement Plan (1) Credicard Supplementary Retirement Plan (2)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)

(1) Defined benefit plan
(2) Variable contribution plan
(3) Defined contribution plan

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002 and Credicard, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions paid totaled R$ 36,345 (R$ 28,798 from January 1 to December 31, 2005). The contribution rate increases based on the beneficiary's salary.

b) Post-employment benefits:
ITAÚ HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 8,652 (R$ 8,952 from January 1 to December 31, 2005). The contribution rate increases based on the beneficiary's age.

c) Net amount of assets and actuarial liabilities of the benefit plans:
The net assets and actuarial liabilities calculated in conformity with the criteria established by CVM Resolution 371 of December 31, 2000 are summarized below.

	12/31/2006	12/31/2005
Net assets of the plans	10,599,436	9,178,748
Actuarial liabilities	(8,574,690)	(8,035,973)
Surplus (*)	2,024,746	1,142,775

(*) According to paragraph 49g of the attachment to CVM Resolution 371 of December 31, 2000, the net surplus was not recognized.

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 29,278 (R$ 26,850 at December 31, 2005) (Note 12c) to cover insufficient actuarial reserves.

d) Changes in net assets and actuarial liabilities, and surplus:

DESCRIPTION	01/01 to 12/31/2006			01/01 to 12/31/2005		
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value - beginning of the period	9,178,748	(8,035,973)	1,142,775	8,264,190	(6,967,475)	1,296,715
Expected return on assets/ Cost of current service + interest	1,119,900	(1,012,733)	107,167	1,003,683	(869,296)	134,387
Benefits paid	(390,088)	390,088	-	(373,411)	373,411	-
Constributions of sponsors/participants	56,068	-	56,068	63,185	-	63,185
Gains/(losses) in the period (1)(2)	634,808	83,928	718,736	221,101	(572,613)	(351,512)
Present value - end of the period	10,599,436	(8,574,690)	2,024,746	9,178,748	(8,035,973)	1,142,775

(1) The gains in assets correspond to the actual earnings obtained above the expected return rate on assets.

(2) Gains on actuarial liabilities refer to the revision of future contributions.

e) Main assumptions used in actuarial evaluation:

Discount rate	10.24% p.a.
Expected return rate on assets	12.32% p.a.
Mortality table	GAM-83
Turnover (1)	Itaú Exp. 1999/2001
Future salary growth	7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.
Inflation	4.00% p.a.
Actuarial method	Projected Unit Credit (2)

(1) The turnover assumption is based on the effective experience of ITAÚ HOLDING, resulting in an average of 2.0% p.a. based on experience 1999/2001.

(2) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

NOTE 19 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)		Itau Bank, Ltd.		Non-financial (3)		Banco Itaú-BBA S.A. Subsidiaries (4)		BKB Subsidiaries (5)	Foreign consolidated (6)	
	12/31/2006	12/31/2005	12/31/2006	12/31/2005	12/31/2006	12/31/2005	12/31/2006	12/31/2005	12/31/2006	12/31/2005	12/31/2006	12/31/2005	12/31/2006	12/31/2006	12/31/2005
Assets															
Current and long-term receivables															
Cash and cash equivalents	125,093	71,787	62,524	45,571	71,407	40,075	62,208	48,010	428,465	40,848	27,807	55,749	19,028	386,912	277,099
Interbank investments	2,608,221	3,523,836	168	11,570	3,699,098	3,639,456	2,651,263	2,052,429	156,641	467,896	1,878,856	3,229,916	863,190	7,045,100	7,293,037
Securities	2,602,898	2,872,555	220,439	222,892	2,033,059	1,922,707	1,338,119	1,094,507	60,011	57,001	8,432,295	6,256,189	14,728	14,256,590	11,862,793
Loan, lease and other credit operations	517,686	1,074,901	815,215	729,981	2,194,378	1,946,427	2,936	4,413	-	-	3,257,966	2,066,253	593,530	7,374,521	5,821,843
Prepaid expenses	18,449	23,140	1,493	1,425	20,343	7,879	6	39	1,566	16	6,307	7,946	-	48,215	40,601
Other assets	391,199	171,824	298,187	217,452	119,892	129,374	342,235	241,131	34,414	132,238	192,026	419,235	3,253	1,388,280	1,301,743
Permanent assets															
Investments	484,461	589,941	6,578	6,907	598,296	410,234	79,483	3	2,805,539	2,668,918	30,972	29,062	1,133	700,926	491,000
Fixed assets and deferred charges	6,519	8,560	37,084	35,070	14,866	17,202	2,166	-	770	2,892	274	182	-	63,083	64,420
Total	**6,754,526**	**8,336,544**	**1,441,688**	**1,270,868**	**8,751,339**	**8,113,354**	**4,478,416**	**3,440,532**	**3,487,406**	**3,369,809**	**13,826,503**	**12,064,532**	**1,494,862**	**31,263,627**	**27,152,536**
Liabilities															
Current and long-term liabilities															
Deposits	1,549,419	2,602,673	1,129,923	1,005,816	4,122,287	3,749,760	2,117,568	889,256	-	2	4,226,507	4,216,150	2,657	8,135,584	6,747,013
Demand deposits	976,325	461,414	318,977	369,191	413,344	370,303	73,304	48,983	-	-	65,464	49,347	2,657	1,087,354	868,855
Savings deposits	-	-	305,950	266,667	-	-	-	-	-	-	-	-	-	305,950	266,667
Interbank deposits	8,341	129,258	21,941	38,734	1,872,271	29,727	969,304	829,882	-	-	-	-	-	2,275,296	326,994
Time deposits	564,753	2,012,001	483,055	331,224	1,836,672	3,349,730	1,074,960	10,391	-	2	4,161,043	4,166,803	-	4,466,984	5,284,497
Deposits received under securities repurchase agreements	301,003	495,972	-	-	175,847	298,888	91,666	79,160	-	-	3,095,844	1,118,731	-	3,473,851	1,775,201
Funds from acceptance and issuance of securities	432,476	734,156	-	-	2,571,701	1,863,319	95,623	76,110	-	-	236,152	183,906	119,306	3,387,819	2,778,619
Borrowings	68,573	107,062	10,036	-	564,768	902,485	5,771	5,502	11	2,108	3,240,726	2,951,722	454,830	4,011,891	3,898,216
Derivative financial instruments	47,702	151,617	-	-	30,633	56,097	42,081	46,222	8,461	-	596,362	1,212,654	5,510	670,183	1,365,764
Other liabilities	2,483,873	2,323,334	83,343	34,069	40,289	140,614	923,854	1,014,311	69,317	62,004	176,132	430,040	18,213	3,733,123	3,933,028
Deferred income	**4,439**	**5,960**	**-**	**-**	**5,569**	**4,545**	**6**	**8**	**438**	**383**	**5,002**	**2,817**	**-**	**15,454**	**13,714**
Minority interest in subsidiaries	**-**	**-**	**-**	**-**	**107**	**127**	**-**	**-**	**145**	**187**	**-**	**-**	**-**	**90,942**	**123,327**
Stockholders' equity															
Capital and reserves	1,766,937	1,925,513	207,311	218,854	1,124,825	983,073	1,215,843	1,265,565	3,156,941	3,114,821	2,017,796	1,770,798	855,380	7,175,511	6,070,707
Net income	100,104	(9,743)	11,075	12,129	115,313	114,446	(13,996)	64,398	252,093	190,304	231,982	177,714	38,966	569,269	446,947
Total	**6,754,526**	**8,336,544**	**1,441,688**	**1,270,868**	**8,751,339**	**8,113,354**	**4,478,416**	**3,440,532**	**3,487,406**	**3,369,809**	**13,826,503**	**12,064,532**	**1,494,862**	**31,263,627**	**27,152,536**

(1) *Banco Itaú S.A. - Grand Cayman, New York and Tokyo Branches and Banco Itaú Holding Financeira S. A. - Grand Cayman Branch.*

(2) *Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A. and BIE Cayman, Ltd.*

(3) *Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itaú Asset Management S. A. Sociedad Gerente de Fondos Comunes de Inversión, Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Itaú Leasing de Chile Ltda.(only on 12/31/2005), Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda., Agate SàRL, ITB Holding Ltd., Topaz Holding Ltd., Itaú USA Inc, Jasper International Investiment LLC, Itauinv - Itaú International Investment LLC, ITrust Servicios Financieros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S. A. (company merged into in August 2005), Banco Del Paraná S. A. , Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation and Itaú Sociedad de Bolsa S.A.*

(4) *Peroba Ltd., Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay Branch, Mundostar S.A., Karen International Ltd., Nevada Woods S.A. , and AKBAR - Marketing e Serviços, Lda (dissolved on 08/31/2006).*

(5) *Banco Itaubank S.A. - Nassau Branch and Líbero Trading International Ltd.*

(6) *Foreign consolidated information includes balances net of eliminations from consolidation.*

NOTE 20 – RECLASSIFICATION FOR COMPARISON PURPOSES

We reclassified some balances as of December 31, 2005, for comparison purposes, in view of the regrouping of the headings, in the Balance Sheet, Derivative Financial Instruments and Negotiation and Intermediation of Securities – related to adjustment to market value of futures contracts; Foreign Exchange Portfolio – related to the reclassification in Other Liabilities of Advances on Foreign Exchange Contracts; and the reclassification of Tax Contingencies from Liabilities – Tax and Social Security to Other Sundry Liabilities, in such a way as to comply with CVM Resolution 489 of October 3, 2005, and the more adequate classification of Banking Service Fees and Extraordinary Result in the Statement of Income.

	Prior Balances	Reclassifications	Current balances
CURRENT AND LONG-TERM RECEIVABLES	148,366,600	1,193,469	149,560,069
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	33,128,322	(29,968)	33,098,354
Derivative financial instruments	3,235,644	(29,968)	3,205,676
OTHER RECEIVABLES	18,311,184	1,223,437	19,534,621
Foreign exchange portfolio	6,513,942	1,193,469	7,707,411
Negotiation and intermediation of securities	939,860	29,968	969,828
TOTAL ASSETS	151,241,430	1,193,469	152,434,899
CURRENT AND LONG-TERM LIABILITIES	134,487,275	1,193,469	135,680,744
DERIVATIVE FINANCIAL INSTRUMENTS	2,436,249	(47,879)	2,388,370
OTHER LIABILITIES	29,701,140	1,241,348	30,942,488
Foreign exchange portfolio	6,634,460	1,193,469	7,827,929
Tax and social security	5,308,164	(244,765)	5,063,399
Negotiation and intermediation of securities	892,006	47,879	939,885
Sundry	3,803,527	244,765	4,048,292
TOTAL LIABILITIES	151,241,430	1,193,469	152,434,899
STATEMENT OF INCOME FOR THE PERIOD			
OTHER OPERATING INCOME (EXPENSES)	(2,974,110)	(235,245)	(3,209,355)
Banking service fees	7,737,051	-	7,737,051
Current account services	1,428,609	(43,155)	1,385,454
Other	618,101	43,155	661,256
Equity in earnings of affiliates	14,203	39,755	53,958
Other operating expenses	(1,140,658)	(275,000)	(1,415,658)
OPERATING INCOME	8,182,604	(235,245)	7,947,359
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	8,200,755	(235,245)	7,965,510
INCOME TAX AND SOCIAL CONTRIBUTION	(2,321,296)	43,500	(2,277,796)
To offset related to temporary additions	(348,247)	43,500	(304,747)
EXTRAORDINARY RESULT	(191,745)	191,745	-
NET INCOME	5,251,334	-	5,251,334

NOTE 21 – ADDITIONAL INFORMATION

a) **Insurance Policy** – ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its securities and assets at amounts considered sufficient to cover possible claims.

b) **Foreign currencies**
   The balances in reais linked to foreign currency were:

	12/31/2006	12/31/2005
Permanent foreign investments (1)	8,708,247	6,517,654
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(11,450,341)	(9,658,659)
Net foreign exchange position (2)	**(2,742,094)**	**(3,141,005)**

(1) As of December 12, 2006 includes BKB operations in Chile and Uruguay, according to Note 21h.
(2) If the participation of other stockholders in Banco Itaú Europa S.A. were not considered, the net foreign exchange position would amount to R$ (3,467,726), (R$ (3,755,421) at 12/31/2005)

The net foreign exchange position, considering the tax effects on the net balance of the other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c) **Investment funds and managed portfolios** – ITAÚ HOLDING through its subsidiaries manages the following type of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers' and Group portfolios, domestic and foreign, classified in memorandum accounts, distributed, as follows:

	Amount		Amount (*)		Number of funds	
	12/31/2006	12/31/2005	12/31/2006	12/31/2005	12/31/2006	12/31/2005
Investment funds	**167,865,918**	**112,572,866**	**167,865,918**	**112,572,866**	**991**	**703**
Fixed income	156,491,834	107,253,163	156,491,834	107,253,163	878	622
Shares	11,374,084	5,319,703	11,374,084	5,319,703	113	81
Managed portfolio	**52,035,678**	**36,185,459**	**11,942,324**	**7,713,994**	**4,182**	**4,116**
Customers	31,912,845	20,256,554	6,571,776	4,368,596	4,133	4,066
Itaú Group	20,122,833	15,928,905	5,370,548	3,345,398	49	50
TOTAL	**219,901,596**	**148,758,325**	**179,808,242**	**120,286,860**	**5,173**	**4,819**

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d) **Funds from consortia**

	12/31/2006	12/31/2005
Monthly estimate of installments receivable from participants	31,489	36,538
Group liabilities by installments	1,195,769	1,400,087
Participants – assets to be delivered	1,035,897	1,244,422
Funds available for participants	195,413	172,593
(In units)		
Number of managed groups	835	971
Number of current participants	109,440	129,435
Number of assets to be delivered to participants	43,172	55,918

e) **Fundação Itaú Social** - ITAÚ HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the "Itaú Social Program", which aims at coordinating the organization's role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itaú Social Program", and 3) providing food and other similar benefits to the employees of ITAÚ HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 1,912 in the period, and the Foundation's social net assets totaled R$ 376,337 at December 31, 2006. The income arising from its investments will be used for the Foundation's social purposes.

f) Instituto Itaú Cultural – IIC - ITAÚ HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural – IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 21,560 (R$ 24,600 from January 1 to December 31, 2005).

g) Fundação ItauBank - BKB is the sponsor of Fundação ItauBank, an entity that invests technical resources and financial funds in the partnership with non-governmental organizations focused on actions for children and youth, and develops the Citizen Participation Program, a channel of mobilization and volunteer participation of employees and their families in social programs and projects. The donations made totaled R$ 1,952 in the period from May 1 to December 31, 2006.

h) BKB Operations in Chile and Uruguay: we present below a summarized Balance Sheet as of December 31, 2006

Assets	BKB Chile	BKB Uruguay	Total
Current and long-term receivables	**7,615,002**	**1,981,180**	**9,596,182**
Interbank investments	1,032,780	221,746	1,254,526
Securities and derivative financial instruments	906,983	82,875	989,858
Loan, lease and other credit operations	5,457,382	1,659,604	7,116,986
Operations with Credit Granting Characteristics	5,539,900	1,688,945	7,228,845
(Allowance for loan losses)	(82,518)	(29,341)	(111,859)
Other receivables	217,857	16,955	234,812
Permanent assets	**105,711**	**24,219**	**129,930**
Total assets	**7,720,713**	**2,005,399**	**9,726,112**
Liabilities			
Current and long-term liabilities	**6,934,123**	**1,828,601**	**8,762,724**
Deposits	6,100,627	1,570,275	7,670,902
Borrowings and onlendings	666,992	123,060	790,052
Derivative financial instruments	32,621	-	32,621
Other liabilities	133,883	135,266	269,149
Stockholders' equity	**786,590**	**176,798**	**963,388**
Capital and reserves	713,012	154,633	867,645
Net income for the period	73,578	22,165	95,743
Total liabilities and stockholders' equity	**7,720,713**	**2,005,399**	**9,726,112**

i) Elimination of Net Effects of BKB Acquisition

Amortization of goodwill	(3,111,934)
BKB Operations in Brazil	(2,597,837)
BKB Operations in Chile and Uruguay	(514,097)
(-) Tax effects of amortization of goodwill	929,533
Subtotal	**(2,182,401)**
Net income of BKB operations in Brazil from May 1, 2006 to September 30, 2006	144,569
Net income of BKB operations in Chile and Uruguay from May 1, 2006 to December 31, 2006	66,967
Adjustments to ITAÚ HOLDING's criteria (*)	(200,607)
Total	**(2,171,472)**

(*) Basically refers to the adjustment to the standard of risk assessment.

j) Profit Sharing – Employees – Law 10101 of December 19, 2000 – Based on the terms approved by the collective agreement, the following amounts were allocated for profit sharing:

	01/01 to 12/31/2006	01/01 to 12/31/2005
Profit sharing	788,552	545,078
Tax effects	(271,510)	(183,352)
Profit sharing net of tax effects	**517,042**	**361,726**

k) Statement of Cash Flows

I - ITAÚ HOLDING CONSOLIDATED

	01/01 to 12/31/2006	01/01 to 12/31/2005
Adjusted net income	**16,438,481**	**12,115,080**
Net income	4,308,927	5,251,334
Adjustment to net income:	12,129,554	6,863,746
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	(441,939)	(173,508)
Allowance for loan losses	6,447,640	3,716,278
Results from operations with subordinated debts	272,627	208,174
Results from securitization of foreign payment orders	(47,445)	(159,871)
Change in technical provision for insurance, pension plan and capitalization	3,226,568	2,663,853
Depreciation and amortization	659,859	612,756
Amortization of goodwill on investments (Note 2a I)	3,111,934	-
Adjustment to legal liabilities – tax and social security	509,178	(80,278)
Adjustment to provision for contingent liabilities	(287,388)	(77,783)
Provision for corporate restructuring	-	75,000
Deferred taxes	(949,671)	304,747
Equity in earnings of affiliates	(294,367)	(53,958)
Income from held-to-maturity securities	(71,314)	(106,536)
Minority interest result	45,123	(44,582)
Other	(51,251)	(20,546)
Changes in assets and liabilities	**(48,288,939)**	**(25,135,044)**
(Increase) Decrease in interbank investments	(8,532,178)	(3,130,072)
(Increase) Decrease in securities and derivative financial instruments (assets/liabilities)	(13,396,573)	(4,405,058)
(Increase) Decrease in Central Bank of Brazil compulsory deposits	(1,810,378)	(2,738,121)
(Increase) Decrease in interbank and interbranch accounts (assets/liabilities)	1,071,866	(125,882)
(Increase) Decrease in loan, capital lease and other credit operations	(26,636,979)	(15,891,160)
(Increase) Decrease in other receivables and assets	(3,442,225)	(649,902)
(Increase) Decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)	505,029	(359,128)
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	1,170,349	952,608
(Decrease) Increase in other liabilities	2,771,975	1,187,919
(Decrease) Increase in deferred income	10,175	23,752
OPERATING ACTIVITIES – Net cash provided by/ (invested)	**(31,850,458)**	**(13,019,964)**
Interest on capital/Dividends received	45,892	45,154
Funds from interest received and redemption of held-to-maturity securities	409,254	1,701,259
Disposal of assets not for own use	465,940	174,841
Sale of investments	35,107	22,869
Disposal of fixed assets	38,082	29,520
Purchase of held-to-maturity securities	(10,073)	(9,965)
Purchase of assets not for own use	(485,424)	(189,072)
Purchase of investments (Note 14a II)	(974,019)	(27,191)
Goodwill on purchase of BKB (Notes 2a I and 14a II)	(3,111,934)	-
Purchase of fixed assets for use	(801,448)	(433,418)
Purchase of fixed assets of operating lease	(97)	(18,552)
Deferred charges	(353,338)	(134,346)
Changes in minority interest	114,550	37,824
INVESTMENT ACTIVITIES – Net cash provided by/ (invested)	**(4,627,508)**	**1,198,923**
Increase (Decrease) in deposits	10,653,139	8,489,905
Increase (Decrease) in deposits received under securities repurchase agreements	17,314,058	5,932,232
Increase (Decrease) in funds for issuance of securities	2,580,628	1,529,799
increase (Decrease) in borrowings and onlendings	1,360,794	(1,361,694)
Increase (Decrease) in credit card operations	1,573,699	1,628,682
Increase (Decrease) in securitization of foreign payment orders	293,827	(457,821)
Increase (Decrease) in subordinated debts	(290,658)	(389,093)
Grant of stock options	129,251	115,690
Increase of capital through transfer of shares (Notes 2a I and 15a)	5,954,213	-
Purchase of treasury shares	(36,580)	(1,647,296)
Interest on capital paid	(1,747,600)	(1,865,253)
FINANCING ACTIVITIES – Net cash provided by/ (Invested)	**37,784,771**	**11,975,151**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**1,306,805**	**154,110**
At the beginning of the period	2,084,562	1,930,452
At the end of the period	3,391,367	2,084,562

	01/01 to 12/31/2006	01/01 to 12/31/2005
Adjusted net income (loss)	**(101,059)**	**(30,116)**
Net income	6,819,129	5,321,473
Adjustment to net income:	(6,920,188)	(5,351,589)
Deferred taxes	(214,619)	(173,718)
Equity in earnings of subsidiaries	(6,705,691)	(5,177,908)
Depreciation and amortization	122	37
Changes in assets and liabilities	**(353,084)**	**495,590**
(Increase) Decrease in interbank investments	200,661	(688,402)
(Increase) Decrease in securities and derivative financial instruments (assets/liabilities)	75,364	14,384
(Increase) Decrease in other receivables and assets	(545,325)	647,667
Increase (Decrease) in other liabilities	(83,784)	521,941
OPERATING ACTIVITIES – Net cash provided by/ (Invested)	**(454,143)**	**465,474**
Interest on capital/Dividends received	2,342,354	2,978,134
Purchase of investments	(6,073,079)	(46,206)
Purchase of fixed assets for use/Deferred charges	(216)	(307)
INVESTMENT ACTIVITIES – Net cash provided by/ (Invested)	**(3,730,941)**	**2,931,621**
Increase of capital through transfer of shares (Notes 2a I and 15a)	5,954,213	-
Granting of stock options	129,251	115,690
Purchase of treasury shares	(36,580)	(1,647,296)
Interest on capital paid	(1,747,600)	(1,865,253)
FINANCING ACTIVITIES – Net cash provided by/ (Invested)	**4,299,284**	**(3,396,859)**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**114,200**	**236**
At the beginning of the period	281	45
At the end of the period	114,481	281

I) Consolidated Statement of Added Value

	01/01 to 12/31/2006	Share %	01/01 to 12/31/2005	Share %
Income from financial operations (a)	12,529,696	-	11,156,714	-
Result from operations with insurance, pension plan and capitalization (b)	1,126,390	-	798,239	-
Other operating revenues/expenses (c)	(46,616)	-	2,044,540	-
Added value (d = a + b + c)	**13,609,470**	**-**	**13,999,493**	**-**
Compensation of employees (e) (*)	5,109,247	37.5	4,126,879	29.5
Payment of taxes and contributions (f)	4,146,173	30.5	4,665,862	33.3
Amount distributed to stockholders (g)	2,228,106	16.4	1,886,612	13.5
Parent company	2,212,162	16.3	1,852,133	13.2
Minority interests	15,944	0.1	34,479	0.3
Reinvestment of profits (h)	2,125,944	15.6	3,320,140	23.7
Parent company	2,096,765	15.4	3,399,201	24.3
Minority interests	29,179	0.2	(79,061)	(0.6)
Distribution of added value (i = e + f + g + h)	**13,609,470**	**100.0**	**13,999,493**	**100.0**

(*) Does not include social security contributions.

Report of Independent Auditors

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1   We have audited the accompanying balance sheets of Banco Itaú Holding Financeira S.A. (Bank) and of Banco Itaú Holding Financeira S.A. and its subsidiaries (Consolidated) as of December 31, 2006 and 2005. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2   We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3   In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Banco Itaú Holding Financeira S.A. (Bank) and of Banco Itaú Holding Financeira S.A. and its subsidiaries (Consolidated) at December 31, 2006 and 2005, and the results of operations, the changes in stockholders' equity and the changes in financial position for the years then ended and for the six-month period ended December 31, 2006 of the Bank, as well as the consolidated results of operations and of changes in financial position for the years then ended, in accordance with accounting practices adopted in Brazil.

São Paulo, February 12, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23   Public Company   NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

Introduction

According to its Charter (available on website http://www.itau.com.br – Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by both independent and internal auditors, and the quality and effectiveness of the internal controls and risk management systems of the Group. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itaú Holding and its subsidiary and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls.

PricewaterhouseCoopers Auditores Independentes is responsible for the auditing of the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate, in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendência de Seguros Privados.

Corporate Internal Audit focuses on issues which present the highest risk potential and on the assessment of internal controls and risk management systems, providing to the Committee a critical view from a corporate perspective.

Operational Internal Audits focus on the evaluation of the quality of processes, the monitoring of risks and prevention of frauds.

Committee Activities

The Committee met twice in the second half of 2006 and once again in February 2007. At its latest working session, the Committee analyzed the financial statements as of December 31, 2006 and approved the Audit Committee Report on the activities carried out in the second half of 2006, and this Summary.
During the period, the Audit Committee made its annual self-assessment. This procedure had the purpose of measuring its adherence to the rules issued by Brazilian and US regulatory bodies, as well as to the international best practices regarding the organization and operation of audit committees. After being approved at the regular meeting held in February 2007, the self-assessment was then submitted to the Board of Directors.

Internal Controls and Management Risks System

In this half, the Committee followed up the procedures adopted by Management for implementing, up to December 2007, the Operational Risk Management Structure in the Group.

It also followed up the project that aims at preparing the Group to comply with the New Basel Accord requirements.

In the Committee's view, the approach that the Organization has adopted to prepare itself for using internal models as provided for by the New Accord is well structured and the modeling and measures adopted to manage risks are, in general, well-structured and properly focused. Taking into consideration Management's efforts, Itaú Holding internal controls system is being continually streamlined. The procedures already implemented as well as those in progress are compatible with the size and complexity of the operations

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee's members to form a well-based opinion as to the integrity of the financial statements and of the financial reports.

In order to confirm the facts disclosed in this section, the Committee made a formal assessment of the work performed by the external auditors. It examined aspects related to the development of audits, the preparation and delivery of reports, and the independence and relationship of auditors with the Group and the Committee itself. The assessment was approved at the regular meeting held in February 2007 and communicated to the Board of Directors.

Based on this assessment and on information provided by PricewaterhouseCoopers itself, the Committee did not identify any situations that could affect the objectivity and independence of the external auditors.

Internal Audit

During this half, the Committee coordinated the strategic and tactical planning of the internal audits. It also performed the annual assessment of the Corporate and Operational Audits. Aspects such as structure, resources, professional development, responsibilities, independence, objectivity, performance of audit work, as well as relationship with the Audit Committee were analyzed and did not bring concerns to the attention of the Committee.

The Committee evaluates the coverage and quality of the work performed by the internal auditors as positive. The results presented during the Committee's work sessions did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures

The work carried out by the Internal Audit and the reports prepared by the external audit did not mention deficiencies in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of Itaú Holding.

Consolidated Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers Auditores Independentes and Management.

An evaluation was also made of the relevant accounting practices used by the Itaú Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendência de Seguros Privados.

Recommendations

Regular meetings were held with the President of Itaú Holding. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

Conclusion

This Committee, based on the activities undertaken since its inception and with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the audited financial statements of Banco Itaú Holding Financeira S.A., as of December 31, 2006.

São Paulo, February 12, 2007

The Audit Committee

Carlos da Camara Pestana – Chairman

Alcides Lopes Tápias

Tereza Cristina Grossi Togni – Financial Expert

BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23   Publicly-held company   NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the management report and financial statements for the year-ended December 31, 2006, have verified the accuracy of all items examined, understanding them to adequately reflect the company's capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company's Board of Directors.

São Paulo, February 12, 2007.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

FERNANDO ALVES DE ALMEIDA
Member